2012

Dollar General Corporation
Annual Report


13001878

About Dollar General


DOLLAR GENERAL

Today, with over 10,500 Dollar General stores in 40 states from coast to coast, we have more retail locations in the U.S. than any other retailer. Our Company has been delivering convenience and value to shoppers since 1939, opening the first Dollar General store in 1955.

Our goal is to help shoppers Save time. Save money. Every day. Dollar General stores offer shoppers the products they use and replenish most frequently, such as packaged foods, snacks, pet supplies, health and beauty aids, cleaning supplies, paper products, basic apparel, housewares and seasonal items. Customers can find quality nationally advertised brands from America's most trusted manufacturers, as well as Dollar General's quality proprietary brands, at low everyday prices in our convenient neighborhood locations.

Learn more about Dollar General and shop online at **www.dollargeneral.com**




DOLLAR GENERAL










Hello



2012 Financial Highlights


Net Sales
(in billions)
$10.5
$11.8
$13.0
$14.8
$16.0
08
09
10
11
12


Same-Store Sales Growth
9.0%
9.5%
4.9%
6.0%
4.7%
08
09
10
11
12


Ending Store Count
8,362
8,828
9,372
9,937
10,506
08
09
10
11
12


Sales Per Square Foot
$180
$195
$201
$213
$216
08
09
10
11
12

Fiscal 2011 includes 53 weeks, while all other years presented contain 52 weeks. Sales in the 2011 53rd week were $289 million.

All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A, respectively, of the Form 10-K included elsewhere in this report.

The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC.


DOLLAR GENERAL
fiddle faddle
XTRA

To Our Fellow Shareholders, Customers and Employees

Serving our customers by helping them Save time. Save money. Every day! has never been more important than it was throughout 2012 and remains today. Dollar General is serving more customers in more markets than ever before, and we continue to see significant opportunities to grow. Our fiscal 2012 financial performance once again set new records as we worked to fulfill our mission of "Serving Others," including our shareholders, our customers and our employees.

Highlights of 2012 include the following:

- Net sales increased 8.2% to $16.02 billion, or $216 per square foot. Excluding the 53rd week in 2011, net sales increased 10.4%.
- Same-store sales grew 4.7%, marking our 23rd consecutive year of same-store sales growth.
- Operating profit increased 11% to $1.66 billion, or 10.3% of sales, setting a new record operating profit rate.
- Net income increased 24% to $953 million, and earnings per diluted share increased 28% to $2.85.
- Operating activities generated $1.13 billion of cash flows, which we primarily used to invest in growth for the future and to return cash to shareholders through share repurchases.
- We opened 625 new stores, remodeled or relocated 592 stores, and opened two new distribution centers, ending the year with 10,506 stores in 40 states supported by 11 distribution centers across the U.S.
- As part of our ongoing share repurchase program, we repurchased 14.4 million shares of our common stock at a total cost of $671.4 million in 2012.
- We also made significant progress on optimizing our capital structure by refinancing the remainder of our high interest rate debt in July 2012, reducing future interest expense and strengthening our financial position.

We are very pleased with our financial performance as well as our continued progress toward building for the future. Our successful business model is based on meeting the everyday needs of a broad base of customers, and helping them make the most of their spending dollars by offering a wide selection of quality items at value prices in conveniently located easy-to-shop stores. Our core customer, most often a woman, is typically responsible for maintaining a household on a tight budget and is often underserved by other retailers. We see this as our opportunity to help make her life better every day, and, as evidenced by 23 consecutive years of same-store sales growth, our customers recognize our efforts.

In 2012, customers responded with enthusiasm to our new merchandising initiatives and improvements in our stores. We continued to improve our merchandise in-stock levels and enhance our category management processes which help us determine the most productive merchandise for our customers. For example, in 2012, we expanded the number of coolers for refrigerated and frozen foods in approximately 1,400 existing stores, made further progress on our beer and wine rollout and implemented successful new initiatives in our home products offerings. Customers are increasingly relying on Dollar General for their consumables needs, so we are testing other slightly larger store formats that offer more perishable food items. We've also continued to expand our private brands in consumables and are especially pleased with the success of our proprietary Rexall brand in healthcare products.

Daily, over 90,000 Dollar General employees are working hard to serve our customers in communities across the U.S. In 2012, we implemented new training and development programs and we further utilized our new workforce management system to help our store managers more effectively manage their stores. As a result, our store manager retention has improved, our store productivity has increased and store labor costs as a percentage of sales have decreased while improving our customer's overall shopping experience.

Dollar General is positioned to have another great year in 2013. We have a strong foundation for growth that we built together as a team. I have confidence that we can successfully execute our 2013 plans and continue to deliver long-term sustainable returns for our shareholders through earnings growth and ongoing share repurchases.

Kindest regards,



Richard W. Dreiling
Chairman and Chief Executive Officer
April 11, 2013

DOLLAR GENERAL®

Proxy Statement & Meeting Notice

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

Dear Shareholder:

The 2013 Annual Meeting of Shareholders of Dollar General Corporation will be held on Wednesday, May 29, 2013, at 9:00 a.m., Central Time, at Goodlettsville City Hall Auditorium, 105 South Main Street, Goodlettsville, Tennessee. All shareholders of record at the close of business on March 21, 2013 are invited to attend the annual meeting. For security reasons, however, to gain admission to the meeting you may be required to present photo identification and comply with other security measures.

At this year's meeting, you will have an opportunity to vote on the matters described in our accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. Our 2012 Annual Report and our Annual Report on Form 10-K for the fiscal year ended February 1, 2013 also accompany this letter.

Your interest in Dollar General and your vote are very important to us. We encourage you to read the Proxy Statement and vote your proxy as soon as possible so your vote can be represented at the annual meeting. You may vote your proxy via the Internet or telephone, or if you received a paper copy of the proxy materials by mail, you may vote by mail by completing and returning a proxy card.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Dollar General.

Sincerely,



Rick Dreiling
Chairman & Chief Executive Officer

April 11, 2013

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE:	Wednesday, May 29, 2013
TIME:	9:00 a.m., Central Time
PLACE:	Goodlettsville City Hall Auditorium 105 South Main Street Goodlettsville, Tennessee
ITEMS OF BUSINESS:	1) To elect as directors the 9 nominees listed in the proxy statement 2) To approve an amendment to Dollar General Corporation's Amended and Restated Charter to implement a majority voting standard in uncontested elections of directors 3) To ratify the appointment of the independent registered public accounting firm for fiscal 2013 4) To transact any other business that may properly come before the annual meeting and any adjournments of that meeting
WHO MAY VOTE:	Shareholders of record at the close of business on March 21, 2013

By Order of the Board of Directors,



Goodlettsville, Tennessee
April 11, 2013

Christine L. Connolly
Corporate Secretary

Please vote your proxy as soon as possible even if you expect to attend the annual meeting in person. You may vote your proxy via the Internet or by phone by following the instructions on the notice of internet availability or proxy card, or if you received a paper copy of these proxy materials by mail, you may vote by mail by completing and returning the enclosed proxy card in the enclosed reply envelope. No postage is necessary if the proxy is mailed within the United States. You may revoke your proxy by following the instructions listed on page 3 of the proxy statement.

Proxy

DOLLAR GENERAL CORPORATION

Proxy Statement for 2013 Annual Meeting of Shareholders

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 29, 2013

This Proxy Statement, our 2012 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents. Instead, these shareholders will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet. The Notice of Internet Availability also contains instructions on how each of those shareholders can request a paper copy of our proxy materials, including the Proxy Statement, our 2012 Annual Report and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically. If you received only the Notice of Internet Availability and would like to receive a paper copy of the proxy materials, the notice contains instructions on how you can request copies of these documents.

GENERAL INFORMATION


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What is this document?

It is the Proxy Statement of Dollar General Corporation for the Annual Meeting of Shareholders to be held on Wednesday, May 29, 2013. We will begin mailing printed copies of this document or the Notice of Internet Availability to our shareholders on or about April 11, 2013. We are providing this document to solicit your proxy to vote upon certain matters at the annual meeting.

We refer to our company as "we," "us" or "Dollar General." Unless otherwise noted or required by context, "2013," "2012," "2011," "2010" and "2009" refer to our fiscal years ending or ended January 31, 2014, February 1, 2013, February 3, 2012, January 28, 2011 and January 29, 2010.

What is a proxy, who is asking for it, and who is paying for the cost to solicit it?

A proxy is your legal designation of another person, called a "proxy," to vote your stock. The document that designates someone as your proxy is also called a proxy or a proxy card.

Your proxy is being solicited by and on behalf of our Board of Directors. Dollar General will pay all expenses of this solicitation. Our directors and employees may solicit proxies in person or by mail, telephone, e-mail, facsimile or other means, but they will not be additionally compensated for those efforts except we will reimburse out-of-pocket expenses they incur. We also may reimburse custodians and nominees for their expenses in sending proxy material to beneficial owners.

Who may attend the annual meeting?

Only shareholders, their proxy holders and our invited guests may attend the meeting. If your shares are registered in the name of a broker, trust, bank or other nominee, you will need to bring a proxy or a letter from that record holder or your most recent brokerage account statement that confirms your ownership of those shares as of March 21, 2013. For security reasons, we also may require photo identification for admission.

Where can I find directions to the annual meeting?

Directions to Goodlettsville City Hall, where we will hold the annual meeting, are posted on the "Investor Information" portion of our website located at www.dollargeneral.com.

What is Dollar General Corporation and where is it located?

We operate convenient-sized stores to deliver everyday low prices on products that families use every day. We are the largest discount retailer in the United States by number of stores with more than 10,557 locations in 40 states as of March 1, 2013. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, TN 37072. Our telephone number is 615-855-4000.

Where is Dollar General common stock traded?

Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DG."

Proxy

VOTING MATTERS

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on March 21, 2013, must exist to conduct any business.

What am I voting on?

You will be asked to vote on:

- the election of 9 directors;
- an amendment to our Amended and Restated Charter to implement a majority voting standard in uncontested elections of directors; and
- the ratification of the appointment of our independent registered public accounting firm for 2013.

May other matters be raised at the annual meeting?

We are unaware of other matters to be acted upon at the meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

Who is entitled to vote at the annual meeting?

You may vote if you owned shares of Dollar General common stock at the close of business on March 21, 2013. As of that date, there were 327,212,294 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

How do I vote?

If you are a shareholder of record, you may vote your proxy over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the instructions on the Notice of Internet Availability or proxy card, as applicable. Alternatively, you may vote in person at the meeting.

If you are a "street name" holder, your broker, bank, or other nominee will provide materials and instructions for voting your shares. You may vote in person at the meeting if you obtain a proxy from your broker, banker, trustee or other nominee giving you the right to vote the shares.

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with Wells Fargo Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. If you are a street name holder, you will receive your Notice of Internet Availability or proxy card or other voting information, along with voting instructions, from your broker. Please vote the shares represented by each Notice of Internet Availability or proxy card you receive.


Proxy

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct on the proxy card. If your signed proxy card does not specify instructions, your proxy will be voted: "FOR" all directors nominated; "FOR" the approval of the amendment to our Amended and Restated Charter to implement a majority voting standard in uncontested elections of directors; and "FOR" ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013.

Can I change my mind and revoke my proxy?

Yes. If you are a shareholder of record, to revoke a proxy given pursuant to this solicitation you must:

- sign a later-dated proxy card and submit it so that it is received before the annual meeting in accordance with the instructions included in the proxy card;
- at or before the annual meeting, send to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submit a later-dated vote by telephone or Internet no later than 11:59 p.m. (ET) on May 28, 2013; or
- attend the annual meeting and vote in person.

If you are a street name holder, to revoke a proxy given pursuant to this solicitation you must follow the instructions of the bank, broker, trustee or other nominee who holds your shares.

How many votes are needed to elect directors and approve other matters?

At the annual meeting, directors will be elected by a plurality of the votes cast by holders of shares entitled to vote at the meeting, which means that the 9 nominees receiving the largest number of affirmative votes will be elected to our Board. The proposals to amend our Amended and Restated Charter to provide for a majority voting standard in future uncontested elections of directors and to ratify the appointment of our independent registered public accounting firm for 2013 will be approved if the votes cast in favor of each proposal exceed the votes cast against it.

With respect to the director elections, you may vote for all nominees or you may withhold your vote on one or more nominees. With respect to each of the other proposals, and any other matter properly brought before the annual meeting, you may vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

What are broker non-votes?

Although your broker is the record holder of any shares that you hold in street name, it must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" items but not for "non-routine" items. All matters described in this proxy statement, except for the ratification of the appointment of our independent registered public accounting firm, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the broker has not received voting instructions from the beneficial owner and either lacks or declines to exercise the authority to vote the shares in its discretion. Like abstentions, as long as a quorum is present, broker non-votes will have no effect on the outcome of a particular proposal.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes, if any, will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as votes cast either in favor of or against a particular proposal.

Will my vote be confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that is intended to protect your voting privacy. Your vote will not be intentionally disclosed either within Dollar General or to third parties, except (1) as necessary to meet applicable legal requirements; (2) in a dispute regarding authenticity of proxies and ballots; (3) in the case of a contested proxy solicitation, if the other party soliciting proxies does not agree to comply with the confidential voting policy; (4) to allow for the tabulation of votes and certification of the vote; (5) to facilitate a successful proxy solicitation; or (6) when a shareholder makes a written comment on the proxy card or otherwise communicates the vote to management.

PROPOSAL 1:
ELECTION OF DIRECTORS

Proxy

What is the structure of the Board of Directors?

Our Board of Directors must consist of 1 to 15 directors, with the exact number, currently fixed at 9, set by the Board pursuant to and in compliance with our shareholders' agreement with Buck Holdings, L.P., and the sponsor shareholders identified in that agreement. All directors are elected annually by our shareholders.

Who are the nominees this year?

The nominees for the Board of Directors consist of 9 current directors. If elected, each nominee would hold office until the 2014 annual meeting of shareholders and until his or her successor is elected and qualified. These nominees, their ages at the date of this document and the calendar year in which they first became a director are listed in the table below.

Name	Age	Director Since
Raj Agrawal	40	2007
Warren F. Bryant	67	2009
Michael M. Calbert	50	2007
Sandra B. Cochran	54	2012
Richard W. Dreiling	59	2008
Patricia D. Fili-Krushel	59	2012
Adrian Jones	48	2007
William C. Rhodes, III	47	2009
David B. Rickard	66	2010

What are the backgrounds of this year's nominees?

Mr. Agrawal joined Kohlberg Kravis Roberts & Co., L.P. ("KKR") in May 2006 and is the North American head of KKR's Infrastructure business. He previously was a member of KKR's Retail and Energy and Natural Resources industry teams. From 2002 to May 2006, he was a Vice President with Warburg Pincus, where he was involved in the execution and oversight of a number of investments in the energy and infrastructure sector. Mr. Agrawal's prior experience also includes Thayer Capital Partners, where he played a role in the firm's business and manufacturing services investments, and McKinsey & Co., where he provided strategic and mergers and acquisitions advice to clients in a variety of industries. KKR's affiliates indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Agrawal is a director of Colonial Pipeline Company and Bayonne Water JV Parent, LLC.

Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as the Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of OfficeMax Incorporated and George Weston LTD of Canada.

Mr. Calbert joined KKR in 2000 and has been directly involved with several portfolio companies. He heads the Retail industry team within KKR's Private Equity platform. He joined Randall's Food Markets beginning in 1994 and served as the Chief Financial Officer from 1997 until it was sold in September 1999. He joined KKR in January 2000. Mr. Calbert also previously worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985-1994, where his

Proxy

primary focus was on the retail/consumer industry. He served as our Chairman until December 2008. KKR's affiliates indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Calbert is a director of Toys "R" Us, Inc., US Foods, Pets at Home, and Academy, Ltd.

Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc. since September 2011. She joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009. She also served as that company's President (August 1999—February 2004), Chief Financial Officer (September 1993—August 1999) and Vice President of Finance (August 1992—September 1993). Ms. Cochran has 20 years of experience in the retail industry. Ms. Cochran is a director of Cracker Barrel Old Country Store, Inc. She served as a director of Books-A-Million, Inc. from 2006 to 2009.

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Vice Chairman of the Retail Industry Leaders Association (RILA). Mr. Dreiling is a director of Lowe's Companies, Inc.

Ms. Fili-Krushel has served as Chairman of NBCUniversal News Group, a division of NBCUniversal Media, LLC, composed of NBC News, CNBC, MSNBC and the Weather Channel, since July 2012. She previously served as Executive Vice President of NBCUniversal (January 2011—July 2012) with a broad portfolio of functions reporting to her, including Operations and Technical Services, Business Strategy, Human Resources and Legal. Prior to NBCUniversal, Ms. Fili-Krushel was Executive Vice President of Administration at Time Warner Inc. (July 2001—December 2010) where her responsibilities included oversight of philanthropy, corporate social responsibility, human resources, worldwide recruitment, employee development and growth, compensation and benefits, and security. Before joining Time Warner in July 2001, Ms. Fili-Krushel had been CEO of WebMD Health since April 2000. From July 1998 to April 2000, Ms. Fili-Krushel was President of the ABC Television Network, and from 1993 to 1998 she served as President of ABC Daytime. Before joining ABC, she had been with Lifetime Television since 1988. Prior to Lifetime, Ms. Fili-Krushel held several positions with Home Box Office. Before joining HBO, Ms. Fili-Krushel worked for ABC Sports in various positions.

Mr. Jones has been with Goldman, Sachs & Co. since 1994. He is a managing director in Principal Investment Area (PIA) in New York where he focuses on consumer-related and healthcare opportunities. Affiliates of Goldman, Sachs & Co. indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Jones is a director of Biomet, Inc., Education Management Corporation, HealthMarkets, Inc. and Michael Foods Group, Inc. He also previously served on the board of directors of Burger King Holdings, Inc. from 2002 to 2008.

Mr. Rhodes was elected Chairman of AutoZone, a specialty retailer and distributor of automotive replacement parts and accessories, in June 2007. He has served as President and Chief Executive Officer and as a director of AutoZone since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President—Store Operations and Commercial. Prior to 2004, he had been Senior Vice President—Supply Chain and Information Technology since 2002, and prior thereto had been Senior Vice President—Supply Chain since 2001. Prior to that time, he served in various capacities with AutoZone, including Vice President—Stores in 2000, Senior Vice President—Finance and Vice President—Finance in 1999, and Vice President—Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Mr. Rickard served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, a retail pharmacy chain and provider of healthcare services and pharmacy benefits management, from September 1999 until his retirement in December 2009. Prior to joining CVS Caremark, Mr. Rickard was the Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas. Mr. Rickard is a director of Harris Corporation and Jones Lang LaSalle Incorporated. He served as a director of The May Companies from January 2005 to August 2005.

How are directors identified and nominated?

All nominees for election as directors at the annual meeting are currently serving on our Board of Directors and were recommended for election or re-election, as the case may be, by our Board committee responsible for nominating and corporate governance matters, which was our combined Compensation, Nominating and Governance Committee prior to April 1, 2013, and since April 1, 2013 is a separate Nominating and Governance Committee (the "Nominating Committee"). The Nominating Committee is responsible for identifying, evaluating and recommending director candidates, subject to the terms of the shareholders' agreement and Mr. Dreiling's employment agreement discussed below. Our Board is responsible for nominating the slate of directors for election by shareholders at the annual meeting.

The charter of our Nominating Committee and our Corporate Governance Guidelines require the Nominating Committee to consider candidates submitted by our shareholders in accordance with the notice provisions of our Bylaws (see "Can shareholders nominate directors?" below) and to apply the same criteria to the evaluation of those candidates as it applies to other director candidates. The Nominating Committee may also use a variety of other methods to identify potential director candidates, such as recommendations by our directors, management, or third party search firms.

In January 2012, when our Board consisted of seven directors, the Nominating Committee initiated a search for additional director candidates and retained a third-party search firm to assist in identifying potential future Board candidates who meet our qualification and experience requirements and to compile and evaluate information regarding the candidates' qualifications, experience and independence. Ms. Fili-Krushel was recommended as a candidate by the third party search firm while Ms. Cochran was recommended as a candidate by our CEO. Each of Ms. Fili-Krushel and Ms. Cochran was fully vetted by our third party search firm and by our Nominating Committee and our Board.

Four of our directors, Messrs. Agrawal, Calbert, Dreiling and Jones, are managers of Buck Holdings, LLC, which serves as the general partner of Buck Holdings, L.P. The limited liability company agreement of Buck Holdings, LLC generally requires Buck Holdings, LLC to cause shares of our common stock held by Buck Holdings, L.P. to be voted in favor of any person designated to be a member of our Board pursuant to our shareholders' agreement with Buck Holdings, L.P.

Pursuant to our shareholders' agreement with Buck Holdings, L.P. and the sponsor shareholders identified in that agreement, certain of our shareholders have the right to designate nominees to our Board, subject to their election by our shareholders at the annual meeting. Specifically, KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., 8 North America Investor LP, and their respective permitted transferees (collectively, the "KKR Shareholders"), given the current ownership level of Buck Holdings, L.P. of our common stock, have the right to designate up to 10% of the number of total directors comprising our Board, as well as the right to designate one person to serve as a non-voting Board observer. Any fractional amount that results from determining the percentage of the total number of directors will be rounded up to the next whole number. The KKR Shareholders will retain these rights for as long as Buck Holdings, L.P. owns at least 5% of our outstanding common stock.

The KKR Shareholders have the right to remove and replace their director-designee at any time and for any reason and to fill any vacancy otherwise resulting in such position.

Pursuant to the shareholders' agreement, the KKR Shareholders have nominated Mr. Calbert to serve on our Board. Mr. Calbert, like all of our director nominees, is subject to election by our shareholders at the annual meeting.

In addition, our employment agreement with Mr. Dreiling requires Dollar General to (1) nominate him to serve as a member of our Board each year that he is slated for reelection to the Board; and (2) recommend to the Board that Mr. Dreiling serve as Chairman of the Board. Our failure to do so would give rise to a breach of contract claim.

How are nominees evaluated; what are the minimum qualifications?

Subject to the shareholders' agreement and Mr. Dreiling's employment agreement discussed above, the Nominating Committee is charged with recommending to the Board only those candidates that it believes are qualified to become Board members consistent with the criteria for selection of new directors adopted from time to time by the Board. We have a written policy to strive to have a Board representing diverse experience at policy-making levels in areas that are relevant to our business. To implement this policy, the Nominating Committee assesses diversity by evaluating each candidate's individual qualifications in the context of how that candidate would relate to the Board as a whole. The Committee periodically assesses the effectiveness of this policy by considering whether the Board as a whole represents such diverse experience and recommending to the Board changes to the criteria for selection of new directors as appropriate. The Committee recommends candidates, including those submitted by shareholders, only if it believes the candidate's knowledge, experience and expertise would strengthen the Board and that the candidate is committed to representing the long-term interests of all Dollar General shareholders.

The Nominating Committee assesses a candidate's independence, background and experience, as well as the current Board's skill needs and diversity. With respect to incumbent directors selected for re-election, the Committee assesses each director's meeting attendance record and the suitability of continued service. In addition, individual directors and any nominee should be in a position to devote an adequate amount of time to the effective performance of director duties and possess the following characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management.

What particular experience, qualifications, attributes or skills led the Board of Directors to conclude that each nominee should serve as a director of Dollar General?

Our Board of Directors believes that each of the nominees can devote an adequate amount of time to the effective performance of director duties and possesses the minimum qualifications identified above. The Board has determined that the nominees, as a whole, complement each other, meet the Board's skill needs, and represent diverse experience at policy-making levels in areas relevant to our business. The Board also considered the following in determining that the nominees should serve as directors of Dollar General:


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- ***Mr. Agrawal*** has over 10 years of experience in managing and analyzing companies owned by private equity companies, including over 5.5 years with Dollar General. He has a strong understanding of corporate finance and strategic business planning activities. While serving as a member of KKR's Retail and Energy industry teams, he gained significant experience advising retail companies. Mr. Agrawal also has invaluable risk assessment experience.
- ***Mr. Bryant*** has over 40 years of retail experience, including experience in marketing, merchandising, operations and finance. His substantial experience in leadership and policy-making roles at other retail companies provides him with an extensive understanding of our industry, as well as with valuable executive management skills and the ability to effectively advise our CEO. As a former board chairman and as the chairman of the governance and nominating committee of another public company, Mr. Bryant also possesses leadership experience in the area of corporate governance. As a result, our Board has chosen Mr. Bryant to preside over the executive sessions of our independent directors. Mr. Bryant obtained his B.S. from Cal State University in 1971 and his MBA from Azuza Pacific University in 1982. He also completed a Harvard University Finance Course in 1995.
- ***Mr. Calbert***, who was nominated by the KKR Shareholders pursuant to the shareholders' agreement and who has served on our Board for over 5.5 years, has considerable experience in managing private equity portfolio companies and is familiar with corporate finance and strategic business planning activities. As the head of KKR's Retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies, financial plans and structures, and management teams. Mr. Calbert also has a significant financial and accounting background evidenced by his prior experience as the chief financial officer of a retail company and his 10 years of practice as a certified public accountant. Our Board has chosen Mr. Calbert to serve as lead director and to lead the executive sessions of the non-management directors.
- ***Ms. Cochran*** brings over 20 years of retail experience to Dollar General as a result of her current roles at Cracker Barrel Old Country Store and her former roles at Books-A-Million. This experience allows her to provide additional support and perspective to our CEO and our Board. In addition, Ms. Cochran's industry and executive experience provides leadership, consensus-building, strategic planning, risk management and budgeting skills. Ms. Cochran also has significant financial experience, having served as the Chief Financial Officer of two public companies and as the Vice President, Corporate Finance of SunTrust Securities, Inc., and our Board has determined that she qualifies as an audit committee financial expert.
- ***Mr. Dreiling*** brings to Dollar General over 40 years of retail experience at all operating levels. He provides a unique perspective regarding our industry as a result of his experience progressing through the ranks within various retail companies. Mr. Dreiling also has a thorough understanding of all key areas of our business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of other retail companies. In addition, Mr. Dreiling's service in leadership and policy-making positions of other companies in the retail industry has provided him with the necessary leadership skills to effectively guide and oversee the direction of Dollar General and with the consensus-building skills required to lead our management team and our Board. Moreover, during the more than 5 years that Mr. Dreiling has served as our CEO, he has gained a thorough understanding of our operations and has managed us through significant

change. In 2011, he was named "Retailer of the Year" by Mass Market Retailer. Mr. Dreiling was also listed among Supermarket News "Power 50 Retailers" for 2011 and 2012 and named "CEO of the Year" by the Retail Leader in 2012.

- ***Ms. Fili-Krushel's*** background increases the breadth of experience of our Board as a result of her extensive executive experience overseeing the business strategy, philanthropy, corporate social responsibility, human resources, recruitment, employee growth and development, compensation and benefits, and legal functions at large public companies in the media industry. In addition, her understanding of consumer behavior based on her knowledge of viewership patterns and preferences will provide additional perspective to our Board in understanding our customer base.
- ***Mr. Jones*** has 15 years of experience in governing private equity portfolio companies, including over 5.5 years with Dollar General. His 19 years at Goldman, Sachs & Co. have provided him with extensive understanding of corporate finance and strategic business planning activities. In addition, his experience as a director of public companies outside of the retail industry and his focus at Goldman Sachs on consumer and healthcare companies enables Mr. Jones to contribute a different perspective to Board discussions.
- ***Mr. Rhodes*** has 18 years of experience in the retail industry, including extensive experience in operations, supply chain and finance, among other areas. This background serves as a strong foundation for offering invaluable perspective and expertise to our CEO and our Board. In addition, his experience as a board chairman and chief executive officer of a public retail company and as the former Chairman of the Retail Industry Leaders Association provides leadership, consensus-building, strategic planning and budgeting skills, as well as extensive understanding of both short- and long-term issues confronting the retail industry. Mr. Rhodes also has a strong financial background.
- ***Mr. Rickard*** has held senior management and executive positions for much of his 38 years in the corporate world. He has significant retail experience and a diverse retail industry background, including experience serving on the board of another retail company. He also has an extensive financial and accounting background, having served as the chief financial officer of two public companies, including a large retailer. As a result, our Board has determined that Mr. Rickard is an audit committee financial expert and has elected him to serve as the Chairman of the Audit Committee. Mr. Rickard's financial experience within the retail industry also brings expertise and perspective to our Board's discussions regarding strategic planning and budgeting.

Acting upon the recommendation of the Nominating Committee and in accordance with the shareholders' agreement, our Board has concluded that these nominees possess the appropriate experience, qualifications, attributes and skills to serve as directors of Dollar General and has nominated these individuals to be elected by our shareholders at our annual meeting.

Can shareholders nominate directors?

The KKR Shareholders may nominate directors pursuant to the shareholders' agreement discussed above under "How are directors identified and nominated." Other shareholders can nominate directors by following the procedures outlined in our Bylaws. In short, the shareholder must deliver a written notice to our Corporate Secretary at 100 Mission Ridge, Goodlettsville, TN 37072 for receipt no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the prior year's annual meeting. However, if the meeting is held more than 30 days before or more than 60 days after such anniversary date, the notice must be received no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting. If the first public announcement of the annual meeting date is less than 100 days prior to the date of such annual meeting, the notice must be received by the 10th day following the day on which the public announcement was made.

The notice must contain all information required by our Bylaws about the shareholder proposing the nominee and about the nominee, which generally includes:

- the nominee's name, age, business and residence addresses, and principal occupation or employment;
- the class and number of shares of Dollar General stock beneficially owned by the nominee and by the shareholder proposing the nominee;
- any other information relating to the nominee that is required to be disclosed in proxy solicitations with respect to nominees for election as directors pursuant to Regulation 14A of the Securities Exchange Act of 1934 (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected);
- the name and address of the shareholder proposing the nominee, as they appear on our record books, and the name and address of the beneficial holder (if applicable);
- any other interests of the proposing shareholder or the proposing shareholder's immediate family in the securities of Dollar General, including interests the value of which is based on increases or decreases in the value of securities of Dollar General or the payment of dividends by Dollar General;
- a description of all compensatory arrangements or understandings between the proposing shareholder and each nominee; and
- a description of all arrangements or understandings between the proposing shareholder and each nominee and any other person pursuant to which the nomination is to be made by the shareholder.

You should consult our Bylaws, posted on the "Investor Information—Corporate Governance" portion of our website located at www.dollargeneral.com, for more detailed information regarding the process by which shareholders may nominate directors. No shareholder nominees have been proposed for this year's meeting, other than the nominee designated pursuant to the shareholders' agreement as discussed above.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on your proxy card are authorized to vote your proxy for a substitute designated by our Board of Directors.

Are there any familial relationships between any of the nominees?

There are no familial relationships between any of the nominees or between any of the nominees and any of our executive officers. See "Director Independence" below for a discussion of a familial relationship between Ms. Cochran and one of our non-executive officers.

What does the Board of Directors recommend?

Our Board recommends that you vote **FOR** the election of each of the director nominees.

Does Dollar General combine the positions of Chairman and CEO?

Yes. Mr. Dreiling serves as CEO and Chairman of our Board of Directors. Mr. Dreiling's employment agreement with us provides that Dollar General shall recommend to the Board that he serve as the Chairman of the Board for as long as he is employed under such agreement.

The Board believes combining these roles provides an efficient and effective leadership model for Dollar General because, given his day-to-day involvement with and intimate understanding of our specific business, industry and management team, Mr. Dreiling is particularly suited to effectively identify strategic priorities, lead the discussion and execution of strategy, and facilitate information flow between management and the Board. The Board further believes that combining these roles fosters clear accountability, effective decision-making, and alignment on the development and execution of corporate strategy. To promote effective independent oversight, the Board has adopted a number of governance practices, including:

- Ensuring the opportunity for executive sessions of the independent directors after each regularly scheduled Board meeting. Mr. Bryant has been chosen to preside over these sessions.
- Ensuring the opportunity for executive sessions of the non-management directors after each regularly scheduled Board meeting. The Board has chosen Mr. Calbert to preside over these sessions and has designated him to serve as the lead director.
- Conducting annual performance evaluations of Mr. Dreiling by our Board committee responsible for compensation matters (the "Compensation Committee"), which was our combined Compensation, Nominating and Governance Committee prior to April 1, 2013, and since April 1, 2013 is a separate Compensation Committee, the results of which are reviewed with the Board.
- Conducting annual Board and committee performance evaluations.

The Board recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.

Does Dollar General have a management succession plan?

Yes. Our Corporate Governance Guidelines require our Board of Directors to coordinate with our CEO to ensure that a formalized process governs long-term management development and succession, including succession in the event of an emergency or the retirement of our CEO. Our Board formally reviews our management succession plan at least annually. Our comprehensive program encompasses not only our CEO and other executive officers but all employees through the front-line supervisory level. The program focuses on key succession elements, including identification of potential successors for positions where it has been determined that internal succession is appropriate, assessment of each potential successor's level of readiness, and preparation of individual growth and development plans. With respect to CEO succession planning, the Company's long-term business strategy is also considered. In addition, we maintain at all times, and review with the Board periodically, a confidential procedure for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure.

Are there share ownership guidelines for Board members and senior officers?

Yes. Share ownership guidelines for Board members and senior officers, summarized below, are included in our Corporate Governance Guidelines. Please see the Corporate Governance Guidelines for details of the share ownership guidelines.

For Board members, the guideline is 3 times the annual cash retainer payable for service on our Board as in effect on January 1, 2011 (or, if later, the date on which the director joined or joins our Board) to be achieved within 5 years of August 24, 2011 (or, if later, the date on which the director joined or joins our Board).

For senior officers, the guideline is a multiple, as set forth below, of the officer's annual base salary as in effect on April 1, 2013 (or, if later, the officer's hire or promotion date) to be achieved within 5 years of the later of April 1, 2013 or the April 1 next following such person's hire or promotion date.

Officer Level	Multiple of Base Salary
CEO	5X
EVP	3X
SVP	2X

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. All Board members serving at the time attended the 2012 annual shareholders' meeting.

Does the Board have standing Audit, Compensation and Nominating Committees?

Yes. Our Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has adopted a written charter for each of these committees which are available on the "Investor Information—Corporate Governance" portion of our website located at www.dollargeneral.com.

The Board has determined that all current members of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines. Prior to April 2013, when the Compensation Committee did not consist solely of independent directors, the Board had established a subcommittee of the Compensation Committee consisting solely of independent directors (at various points in time including Messrs. Bryant, Rhodes and Rickard and Ms. Fili-Krushel) for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended. In addition, a subcommittee of our Nominating Committee consisting of Messrs. Bryant and Calbert oversaw the search for additional directors that was launched in January 2012.

Current information regarding each of these committees is set forth below. Ms. Cochran joined the Audit Committee on December 5, 2012. Messrs. Calbert and Jones served on our combined Compensation, Nominating and Governance Committee (the "CNG Committee") until April 1, 2013, Mr. Agrawal served on the CNG Committee until June 26, 2012, Mr. Rickard served on the CNG Committee from June 26, 2012 to October 15, 2012, and Ms. Fili-Krushel joined the CNG Committee on October 15, 2012. Effective April 1, 2013, we separated our CNG Committee into a separate Compensation Committee and a Nominating and Governance Committee.

Proxy

Name of Committee & Members	Committee Functions
AUDIT: Mr. Rickard, Chairman Mr. Bryant Ms. Cochran	• Selects the independent registered public accounting firm • Pre-approves all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent registered public accounting firm • Reviews an annual report describing the independent registered public accounting firm's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Annually evaluates the independent registered public accounting firm's qualifications, performance and independence • Discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent registered public accounting firm • Discusses the annual audited and quarterly unaudited financial statements with management and the independent registered public accounting firm • Discusses types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Discusses policies governing the process by which risk assessment and risk management is to be undertaken • Reviews disclosures made by the CEO and CFO regarding any significant deficiencies or material weaknesses in our internal control over financial reporting • Reviews internal audit activities, projects and budget • Establishes procedures for receipt, retention and treatment of complaints we receive regarding accounting or internal controls • Discusses with our general counsel legal matters having an impact on financial statements • Periodically reviews and reassesses the committee's charter • Provides information to our Board that may be relevant to the annual evaluation of the Board and its committees • Prepares the report required by the SEC to be included in our proxy statement • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise

Name of Committee & Members	Committee Functions
COMPENSATION: Mr. Bryant, Chairman Ms. Fili-Krushel Mr. Rhodes	• Reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer • Determines the compensation of our executive officers and recommends the compensation of our directors • Recommends, when appropriate, changes to our compensation philosophy and principles • Oversees overall compensation and benefits programs • Recommends any changes in our incentive compensation and equity-based plans that are subject to Board approval • Oversees the evaluation of senior management • Reviews and discusses with management, prior to the filing of the proxy statement, the disclosure regarding executive compensation, including the Compensation Discussion and Analysis and compensation tables (in addition to preparing a report on executive compensation for the proxy statement) • Provides information to our Board that may be relevant to the annual evaluation of the Board and its committees • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise • Periodically reviews and reassesses the committee's charter
NOMINATING AND GOVERNANCE: Mr. Rhodes, Chairman Ms. Cochran Ms. Fili-Krushel	• Develops and recommends criteria for selecting new directors • Screens and recommends to our Board individuals qualified to become members of our Board • Recommends the structure and membership of Board committees • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines • Oversees the evaluation of the Board • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise • Periodically reviews and reassesses the committee's charter

Does Dollar General have an audit committee financial expert serving on its Audit Committee?

Yes. Our Board has designated Mr. Rickard and Ms. Cochran as audit committee financial experts and has determined that each is independent as defined in NYSE listing standards and in our Corporate Governance Guidelines. Such experts have the same responsibilities as the other Audit Committee members. They are not our auditors or accountants, do not perform "field work" and are not employees. The SEC has determined that designation as an audit committee financial expert will not cause a person to be deemed to be an "expert" for any purpose.

Proxy

How often did the Board and its committees meet in 2012?

During 2012, our Board, Audit Committee, and CNG Committee met 7, 4, and 5 times, respectively. Each director attended at least 75% of the total of all meetings of the Board and all committees (including ad hoc committees) on which he or she served.

What is the Board's role in risk oversight?

Our Board of Directors and its committees have an important role in our risk oversight process. Our Board regularly reviews with management our financial and business strategies, which reviews include a discussion of relevant material risks as appropriate. Our General Counsel also periodically reviews with the Board our insurance coverage and programs as well as litigation risks.

The Audit Committee discusses our policies with respect to risk assessment and risk management, primarily through oversight of our enterprise risk management program. Our Internal Audit department coordinates that program, which entails review and documentation of our comprehensive risk management practices. The program evaluates internal and external risks, identifies mitigation strategies, and assesses the remaining residual risk. The program is updated through interviews with senior management and our Board, review of strategic initiatives, evaluation of the fiscal budget, review of upcoming legislative or regulatory changes, and review of other outside information concerning business, financial, legal, reputational, and other risks. Semi-annually the results are presented to the Audit Committee. Quarterly, the categories with high residual risk, along with their mitigation strategies, are discussed individually.

Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation program. In addition, as discussed under "Executive Compensation—Compensation Risk Considerations" below, the Compensation Committee also participates in periodic assessments of the risks relating to our overall compensation programs.

While the Audit Committee and the Compensation Committee oversee the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. Our Board believes this division of risk management responsibilities effectively addresses the risks facing Dollar General. Accordingly, the risk oversight role of our Board and its committees has not had any effect on our Board's leadership structure.

How can I communicate with the Board of Directors?

Our Board-approved process for security holders and other interested parties to contact the Board, a particular director, or the non-management directors or the independent directors as a group is described on www.dollargeneral.com under "Investor Information—Corporate Governance."

Where can I find more information about Dollar General's corporate governance practices?

Our governance-related information is posted on www.dollargeneral.com under "Investor Information—Corporate Governance," including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, the charter of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, and the names of the persons chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a written request to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072.

DIRECTOR COMPENSATION

The following table and text discuss the compensation paid to each of our non-employee Board members for 2012. Mr. Dreiling was not separately compensated for his service on the Board; his compensation for service as our CEO is discussed under "Executive Compensation" below. We have omitted the columns pertaining to non-equity incentive plan compensation and nonqualified deferred compensation earnings because they are inapplicable.

Fiscal 2012 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Raj Agrawal	75,000	51,780	56,495	—	183,275
Warren F. Bryant	84,000	51,780	56,495	—	192,275
Michael M. Calbert	92,500	51,780	56,495	—	200,775
Sandra B. Cochran	5,503	—	—	—	5,503
Patricia D. Fili-Krushel	15,897	49,570	53,239	—	118,706
Adrian Jones	75,000	51,780	56,495	—	183,275
William C. Rhodes, III	84,000	51,780	56,495	—	192,275
David B. Rickard	95,500	51,780	56,495	—	203,775

(1) In addition to the annual Board retainer, each director received payment for the following number of excess meetings: Mr. Bryant (6); Mr. Rhodes (6); and Mr. Rickard (2). Messrs. Calbert and Rickard received an annual retainer for service as the CNG Committee Chairman and the Audit Committee Chairman, respectively.

(2) Represents the aggregate grant date fair value of restricted stock units awarded to each director (other than Mss. Cochran and Fili-Krushel) on June 1, 2012, and to Ms. Fili-Krushel on December 4, 2012, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 11 of the annual consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended February 1, 2013, filed with the SEC on March 25, 2013 (our "2012 Form 10-K"). As of February 1, 2013, each director had 1,757 total unvested restricted stock units outstanding, except for Mss. Cochran and Fili-Krushel who respectively had 0 and 1,034 total unvested restricted stock units outstanding.

(3) Represents the aggregate grant date fair value of stock options awarded to each director other than Mss. Cochran and Fili-Krushel on June 1, 2012, and to Ms. Fili-Krushel on December 4, 2012, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 11 of the annual consolidated financial statements in our 2012 Form 10-K. As of February 1, 2013, each director had 12,923 total unexercised stock options outstanding (whether or not then exercisable), except for Mr. Rickard and Mss. Cochran and Fili-Krushel who respectively had 12,680, 0 and 4,059 total unexercised stock options outstanding (whether or not then exercisable).

(4) Perquisites and personal benefits, if any, totaled less than $10,000 per director.

Proxy

The Compensation Committee is responsible for recommending the form and amount of director compensation for consideration and approval by our Board. The Committee may consult with Meridian Compensation Partners, its independent consultant ("Meridian"), regarding the form and amount of director compensation and also welcomes the input of our CEO and our Chief People Officer, but the Committee and the Board retain and exercise ultimate decision-making authority regarding director compensation. We do not compensate for Board service any director who also serves as our employee. We will reimburse directors for certain fees and expenses incurred in connection with continuing education seminars and for travel and related expenses related to Dollar General business.

For 2012, each non-employee director received quarterly payment (prorated as applicable) of the following cash compensation, as applicable:

- $75,000 annual retainer for service as a Board member;
- $17,500 annual retainer for service as chairman of the Audit Committee;
- $17,500 annual retainer for service as chairman of the CNG Committee; and
- $1,500 for each Board or committee meeting in excess of an aggregate of 12 that a director attends during each fiscal year.

In addition, except as provided below, each non-employee director received an annual equity award under our Amended and Restated 2007 Stock Incentive Plan with an estimated value of $125,000 on the grant date, as determined by Meridian using economic variables such as the trading price of our common stock, expected volatility of the stock trading prices of similar companies, and the terms of the awards. Sixty percent of this value consisted of non-qualified stock options to purchase shares of our common stock ("Options") and 40% consisted of restricted stock units payable in shares of our common stock ("RSUs"). The Options will vest as to 25% of the Options and the RSUs will vest as to 33⅓% of the award on each of the first four and three anniversaries of the grant date, respectively, in each case subject to the director's continued service on our Board. Directors may elect to defer receipt of shares underlying the RSUs. Ms. Cochran received her annual equity award in March 2013 consistent with these terms and parameters.

We anticipate granting similar equity awards annually to those non-employee directors who are elected or reelected at each applicable shareholders' meeting. Any new director appointed after the annual shareholders' meeting but before February 1 of a given year, as was the case with Mss. Cochran and Fili-Krushel, will receive a full equity award no later than the first regularly scheduled Compensation Committee meeting following the date on which he or she is appointed. Any new director appointed on or after February 1 of a given year but before the next annual shareholders' meeting shall be eligible to receive the next regularly scheduled annual award.

The compensation program described above was similar to that in place in 2011 but was slightly revised for 2012 as a result of a market benchmarking review. In 2011, after reviewing with Meridian our Board compensation program relative to our market comparator group, the Compensation Committee determined that 2011 total compensation was approximately 29% below the market median, with the shortfall in the equity component. Accordingly, the Committee recommended, and the Board approved, a $50,000 increase in the estimated value of the equity component of Board compensation (from $75,000 to $125,000) effective June 2012.

Effective April 1, 2013, we separated our CNG Committee into a Compensation Committee and a Nominating and Governance Committee. We also named a lead director effective March 19, 2013. The Compensation Committee Chairman, the Nominating and Governance Committee Chairman, and the lead director will receive an annual retainer of $15,000, $10,000, and $17,500, respectively.

DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Yes. A majority of our directors must be independent in accordance with the independence requirements set forth in the NYSE listing standards. In addition, the Audit Committee, the Compensation Committee and the Nominating and Governance Committee must be composed solely of independent directors to comply with such listing standards and, in the case of the Audit Committee, with SEC rules. The NYSE listing standards define specific relationships that disqualify directors from being independent and further require that for a director to qualify as "independent," the Board must affirmatively determine that the director has no material relationship with our company. The SEC's rules contain a separate definition of independence for members of audit committees and the NYSE listing standards contain a separate definition (to take effect in 2013) of independence for compensation committees.

How does the Board determine director independence?

The Board of Directors affirmatively determines the independence of each director and director nominee in accordance with guidelines it has adopted, which include all elements of independence set forth in the NYSE listing standards as well as certain Board-adopted categorical independence standards. These guidelines are contained in our Corporate Governance Guidelines which are posted on the "Investor Information—Corporate Governance" portion of our website located at www.dollargeneral.com.

The Board first analyzes whether any director or director nominee has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board, Audit Committee, Compensation Committee or Nominating and Governance Committee purposes. The Board then analyzes any relationship of the remaining eligible directors and nominees to Dollar General or to our management that falls outside the parameters of the Board's separately adopted categorical independence standards to determine whether or not that relationship is material. The Board may determine that a director or nominee who has a relationship that falls outside of the parameters of the categorical independence standards is nonetheless independent (to the extent that the relationship would not constitute a bar to independence under the NYSE listing standards). Any director who has a material relationship is not considered to be independent. The Board does not consider or analyze any relationship that falls within the parameters of the Board's separately adopted categorical independence standards.

Are all of the current directors and nominees independent?

No. Our Board of Directors consists of Raj Agrawal, Warren Bryant, Mike Calbert, Sandra Cochran, Richard Dreiling, Patricia Fili-Krushel, Adrian Jones, Bill Rhodes and Dave Rickard. Messrs. Bryant and Rickard and Ms. Cochran serve on our Audit Committee, Messrs. Bryant and Rhodes and Ms. Fili-Krushel serve on our Compensation Committee, and Mr. Rhodes and Mss. Cochran and Fili-Krushel serve on our Nominating and Governance Committee.

Our Board of Directors has affirmatively determined that Messrs. Bryant, Rhodes and Rickard and Mss. Cochran and Fili-Krushel, but not Messrs. Agrawal, Calbert, Dreiling or Jones, are independent from our management under both the NYSE's listing standards and our additional standards. Except as described below, any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by our Board. The Board has also determined that the currently serving members of the Audit Committee and the Compensation Committee meet the independence standards for membership on those Board committees set forth in the NYSE listing standards (including the additional requirements for the Compensation Committee to take effect in 2013) and, as to the Audit Committee, SEC rules.

Ms. Cochran's brother, Stephen Brophy, has served as a Vice President of the Company (a non-executive position) since 2009. For 2012, Mr. Brophy earned from the Company total cash compensation of less than $300,000. In addition, Mr. Brophy received from the Company on March 20, 2012 an equity award of 4,729 non-qualified stock options to purchase shares of the Company's Common Stock and a target award of 825 performance share units (814 of which were earned as a result of the Company's level of achievement of applicable financial performance measures for 2012) and on March 18, 2013 an equity award of 2,999 non-qualified stock options to purchase shares of the Company's Common Stock, between 0 and 1,414 performance share units, with a targeted amount of 707 (the exact amount to be determined based upon the Company's fiscal 2013 financial performance), and 711 restricted stock units, in each case on terms substantially similar to awards described in the Company's Annual Proxy Statement filed with the SEC on April 5, 2012 and in this Proxy Statement. The Company does not expect Mr. Brophy's cash compensation for 2013 to materially differ from his 2012 cash compensation.

Mr. Brophy also participates in employee benefits plans and programs available to our other full time employees. Ms. Cochran does not participate in any consideration or decision-making related to Mr. Brophy's compensation or performance evaluations. Mr. Brophy's cash compensation was approved by the Compensation Committee pursuant to the Company's related party transaction approval policy.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board have a policy for the review, approval or ratification of related-party transactions?

Yes. Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party" transactions. A "related party" for this purpose includes our directors, director nominees, executive officers and greater than 5% shareholders, and any of their immediate family members, and a "transaction" includes one in which (1) the total amount may exceed $120,000, (2) Dollar General is a participant, and (3) a related party will have a direct or indirect material interest (other than as a director or a less than 10% owner of another entity, or both).

Pursuant to this policy and subject to certain exceptions identified below, all known related party transactions require prior Board approval. In addition, at least annually after receiving a list of immediate family members and affiliates from our directors, executive officers and greater than 5% shareholders, the Corporate Secretary inquires of relevant internal departments to determine whether any transactions were unknowingly entered into with a related party and presents a list of such transactions, subject to certain exceptions identified below, to the Board for review.

As Chairman and Chief Executive Officer, Mr. Dreiling is authorized to approve a related party transaction in which he is not involved if the total amount is expected to be less than $1 million and he informs the Board of such transactions. The following transactions are deemed pre-approved without Board review or approval:

- Transactions with a related party that is an entity, including one having a relationship to a related party, if the total amount does not exceed the greater of $1 million or 2% of that entity's annual consolidated revenues (total consolidated assets in the case of a lender) and no related party who is an individual participates in the actual provision of services or goods to, or negotiations with, us on the entity's behalf or receives special compensation or benefit as a result.
- Charitable contributions if the total amount does not exceed 2% of the recipient's total annual receipts and no related party who is an individual participates in the grant decision or receives any special compensation or benefit as a result.
- Transactions where the interest arises solely from share ownership in Dollar General and all of our shareholders receive the same benefit on a pro rata basis.
- Transactions where the rates or charges are determined by competitive bid.
- Transactions for services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority.
- Transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Compensatory transactions available on a nondiscriminatory basis to all salaried employees generally, or ordinary course business travel expenses and reimbursements, or compensatory arrangements to directors, director nominees or officers that have been approved by the Board or an authorized committee.

The policy prohibits the related party from participating in any discussion or approval of the transaction and requires the related party to provide to the Board all material information concerning the transaction.

What related-party transactions existed in 2012 or are planned for 2013?

We describe below the transactions that have occurred since the beginning of 2012, and any currently proposed transactions, that involve Dollar General and exceed $120,000, and in which a related party had or has a direct or indirect material interest. In addition, we describe below certain other relationships between Dollar General and related parties in which a related party has an interest that may not be material.

Relationships with Management. Simultaneously with the closing of our 2007 merger and thereafter through May 2011, we, Buck Holdings L.P. and certain of our employees (collectively, "management shareholders") entered into shareholder's agreements (each, a "Management Stockholder's Agreement") that impose significant restrictions on transfer of covered shares of our common stock held by the management shareholders. Generally, shares are nontransferable prior to the fifth anniversary of either the closing date of our 2007 merger or a later specified date (depending on the terms of the applicable agreement) except (i) sales pursuant to an effective registration statement filed by us under the Securities Act of 1933 (the "Securities Act") in accordance with the Management Stockholder's Agreement, (ii) a sale to certain permitted transferees, or (iii) as otherwise permitted by our Board of Directors or pursuant to a waiver of the transfer restrictions; provided, that, in the event KKR or its affiliates transfer their limited partnership units to a third party, such transfer restrictions shall lapse with respect to the same proportion of shares of common stock owned by a management shareholder as the proportion of limited partnership units transferred by KKR and such affiliates relative to the aggregate number of limited partnership units they owned prior to such transfer. Following our initial public offering in 2009, we amended the Management Stockholder's Agreements to exclude from the transfer restrictions any shares acquired in the open market or through the directed share program administered as part of the initial public offering. Shares acquired by executive officers in the open market or through the directed share program will still be subject to any lock-up arrangements with the underwriters of any public offering of shares. Limited waivers of the transfer restrictions on a certain percentage of the shares subject to the Management Stockholder's Agreement have been granted since 2009, and a complete waiver of all remaining transfer restrictions, including those applicable to Mr. Vasos and to two other of our Executive Vice Presidents, Messrs. Flanigan and Ravener, was granted on February 1, 2013. These transfer restrictions had expired for a significant number of management shareholders, including some of our executive officers (Messrs. Dreiling and Tehle and Mss. Lanigan and Elliott) in July 2012.

In the event that a registration statement is filed with respect to our common stock, the Management Stockholder's Agreement prohibits management shareholders from selling shares not included in the registration statement from receipt of notice that we have filed or intend to file such registration statement until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the effective date of the registration statement, unless the underwriters, if any, agree to a shorter period. The Management Stockholder's Agreement also enables the management shareholder to cause us to repurchase his or her covered stock and vested options in the event of his or her death or disability, and enables us to cause the management shareholder to sell his or her covered stock or options to us upon certain termination events, all for the period of time specified in the Management Stockholder's Agreement. These put and call rights expired for a significant number of the management shareholders, including some of our executive officers (Messrs. Dreiling and Tehle and Mss. Lanigan and Elliott), in July 2012 and are scheduled to expire for our remaining covered executive officers at various points in 2013.

Certain members of senior management, including our executive officers other than Mr. Sparks (the "Senior Management Shareholders"), have limited "piggyback" registration rights with respect to their shares of our common stock in the event that certain investors sell, or cause to be sold, shares of our common stock in a public offering. Such rights may be voluntarily extended to other members of management as determined by our Board in connection with any given future such sale by certain investors. See the description of the registration rights agreement under "Relationships with the Investors" below. During 2010, we amended these rights to allow for their accumulation by any employee entitled, but who elects not, to exercise such rights in a given offering. The Senior Management Shareholders waived their piggyback registration rights arising from our initial public offering in 2009 in consideration of our releasing them from the transfer restrictions contained in the Management Stockholder's Agreements after the expiration of a 180-day restricted period with respect to a number of shares of our common stock equal to the number of shares that such Senior Management Shareholders could have required us to register in connection with our initial public offering.

See "Director Independence" for a discussion of a familial relationship between Ms. Cochran and one of our non-executive officers and compensation paid to that officer during 2012 and 2013.

Interlocks. Mr. Dreiling serves as a manager of Buck Holdings, LLC for which Messrs. Calbert, Agrawal and Jones (each of whom served on our CNG Committee for all or part of 2012) serve as managers.

Relationships with the Investors. In connection with our initial public offering in 2009, we entered into a shareholders' agreement with affiliates of each of KKR and Goldman, Sachs & Co. Among its other terms, the shareholders' agreement establishes certain rights with respect to our corporate governance, including the designation of directors. For additional information regarding those rights, see "How are directors identified and nominated" elsewhere in this document.

In July 2007, we and Buck Holdings, L.P. entered into an indemnification agreement with KKR and Goldman, Sachs & Co. pursuant to which we agreed to provide customary indemnification to such parties and their affiliates in connection with certain claims and liabilities incurred in connection with certain transactions involving such parties, including the financing for our 2007 merger and pursuant to services provided under our sponsor advisory agreement with such parties that was entered into in 2007 and terminated in 2009.

In connection with our 2007 merger, we entered into a registration rights agreement with Buck Holdings, L.P., Buck Holdings, LLC, KKR and Goldman, Sachs & Co. (and certain of their affiliated investment funds), among certain other parties. Pursuant to this agreement, investment funds affiliated with KKR have an unlimited number of demand registration rights and investment funds affiliated with Goldman, Sachs & Co. have two demand registration rights which can be exercised once a year. Pursuant to such demand registration rights, we are required to register with the SEC the shares of common stock beneficially owned by them through Buck Holdings L.P. for sale by them to the public, provided that each of them hold at least $100 million in registrable securities and such registration is reasonably expected to result in aggregate gross proceeds of $50 million. We are not obligated to file a registration statement relating to any request to register shares pursuant to such demand registration rights without KKR's consent within a period of 180 days after the effective date of any other registration statement we file pursuant to such demand registration rights. In addition, in the event that we are registering additional shares of common stock for sale to the public, whether on behalf of us or the investment funds as described above, we must give notice of such registration to all parties to the registration rights agreement, including the Senior Management Shareholders, and such persons have piggyback registration rights providing them the right to have us include the shares of common stock owned by them in any such registration. In each such event, we are required to pay the registration expenses.

Pursuant to this registration rights agreement and the demand registration rights thereunder, secondary offerings of our common stock were completed in April, June and October 2012 and April 2013 for which affiliates of KKR and of Goldman, Sachs & Co. served as underwriters. Dollar General did not sell shares of common stock, receive proceeds, or pay any underwriting fees in connection with any of these secondary offerings, but paid resulting aggregate expenses of approximately $1.4 million in

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connection with the 2012 secondary offerings and expects to pay resulting aggregate expenses of approximately $0.5 million in connection with the April 2013 secondary offering. Certain members of our management, including certain of our executive officers, exercised registration rights in connection with such offerings. The underwriters, including affiliates of KKR and Goldman, Sachs & Co., waived their fee for members of our management who participated in the October 2012 and the April 2013 secondary offerings. To the extent additional secondary offerings of our common stock are completed in fiscal 2013, we expect affiliates of KKR and Goldman, Sachs & Co. to serve as underwriters and for us to pay resulting expenses, in each case consistent with the 2012 and April 2013 secondary offerings.

Concurrent with the closing of the April 2012 secondary offering and pursuant to a Share Repurchase Agreement between Dollar General and Buck Holdings L.P., dated March 25, 2012, Dollar General purchased 6,817,311 shares of Common Stock from Buck Holdings L.P. for an aggregate purchase price of $300 million, or $44.00562 per share which represents the per share price to the public in the secondary offering less underwriting discounts and commissions. Of such shares, affiliates of KKR and Goldman, Sachs & Co. sold to Dollar General 3,552,787 and 1,478,274 shares for proceeds of $156.3 million and $65.1 million, respectively.

In addition, pursuant to a Share Repurchase Agreement between Dollar General and Buck Holdings, L.P., dated September 25, 2012, Dollar General purchased 4,929,508 shares of Common Stock from Buck Holdings, L.P. for an aggregate purchase price of $250 million, or $50.715 per share which represents the per share price to the public in the October 2012 secondary offering less underwriting discounts and commissions. Of such shares, affiliates of KKR and Goldman, Sachs & Co. sold to Dollar General 2,567,370 and 1,068,254 shares for proceeds of approximately $130.2 million and $54.2 million, respectively. The closing of such share repurchase was conditioned upon the receipt of the consent of the requisite lenders under our senior secured credit facilities and the consummation of the October 2012 secondary offering. In connection with the closing of such repurchase transaction, Buck Holdings, L.P. reimbursed Dollar General approximately $1.7 million for lender fees incurred in obtaining such consent as further described below. Affiliates of KKR are and affiliates of Goldman, Sachs & Co. may be lenders under the term loan and, as such, each would have received a pro-rata portion of such fee.

Each of the share repurchase transactions with Buck Holdings, L.P. described above was part of an overall Board-authorized share repurchase program and was specifically reviewed and approved by a special committee of our Board made up entirely of independent directors.

Affiliates of KKR are and Goldman, Sachs & Co. may be lenders under our senior secured term loan facility, which had a $2.3 billion principal amount at inception and a principal balance as of February 1, 2013 of approximately $2.0 billion. Goldman Sachs Credit Partners L.P. also served as syndication agent and joint lead arranger for the term loan facility. This term loan facility was entered into and subsequently amended (as discussed below) in the ordinary course of business and, as of the loan origination and subsequent amendment, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. We paid approximately $62.0 million of interest on the term loan during fiscal 2012.

We amended this term loan facility in March 2012 to, among other things, extend the maturity of a portion of such facility from 2014 to 2017. An affiliate of each of KKR and Goldman, Sachs & Co., along with a third unaffiliated entity, acted as a joint lead arranger in connection with such term loan facility amendment for which each of the KKR and Goldman, Sachs & Co. affiliates received a fee from Dollar General of approximately $440,000. As disclosed above, in connection with the October 2012 share repurchase from Buck Holdings, L.P., we further amended this term loan facility in October 2012 to add additional capacity for Dollar General to repurchase, redeem or otherwise acquire shares of its capital stock, not to exceed $250 million. Dollar General incurred a fee associated with such amendment, which was reimbursed by Buck Holdings, L.P. as discussed above.

Goldman, Sachs & Co. was a counterparty to an amortizing interest rate swap, entered into in connection with the senior secured term loan facility, which matured on July 31, 2012. Such interest rate swap had a notional amount of $103.3 million immediately prior to its maturity date. We paid Goldman, Sachs & Co. approximately $2.5 million in fiscal 2012 pursuant to this swap.

In March 2012, we amended our senior secured asset-based revolving credit facility to, among other things, increase the maximum total commitment to $1.2 billion. An affiliate of Goldman, Sachs & Co. (among other entities) serves as lender and served as documentation agent and joint lead arranger under such facility. This amended revolving credit facility was entered into in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. We paid approximately $6.0 million of interest on the revolving credit facility during fiscal 2012.

As disclosed above, in connection with the October 2012 share repurchase from Buck Holdings, L.P., we further amended this revolving credit facility in October 2012 to add additional capacity for Dollar General to repurchase, redeem or otherwise acquire shares of its capital stock, not to exceed $250 million.

In July 2012, pursuant to an indenture dated as of July 12, 2012 (the "Senior Indenture"), we issued $500 million aggregate principal amount of 4.125% senior notes due 2017 (the "Senior Notes") which mature on July 15, 2017. As joint book-running managers in connection with the issuance of the Senior Notes, an affiliate or affiliates of each of KKR and Goldman Sachs & Co. received an equivalent share of approximately $2.3 million during fiscal 2012.

Dollar General paid approximately $185,000 to Goldman, Sachs & Co. for brokerage services in connection with the Company's open market share repurchases in September 2012 under a Board-authorized share repurchase program.

As previously disclosed, the Company intends to effect a refinancing of its existing senior secured credit facilities in the first quarter of fiscal 2013. The Company expects affiliates of each of KKR and Goldman, Sachs & Co. to participate in various capacities and receive customary fees consistent with prior financings.

Each of KKR and Goldman, Sachs & Co., either directly or through affiliates, has ownership interests in a broad range of companies ("Portfolio Companies") with whom we may from time to time enter into commercial transactions in the ordinary course of business, primarily for the purchase of goods and services. We believe that none of our transactions or arrangements with Portfolio Companies is significant enough to be considered material to KKR or Goldman, Sachs & Co. or to our business or shareholders. In 2012, the largest amount paid to a Portfolio Company was approximately $95.8 million paid to a KKR Portfolio Company in the ordinary course of business for the purchase of merchandise for resale. This amount represented less than 3.0% of the vendor's revenues for its last completed fiscal year and less than 1.0% of our revenues for 2012.

Our Board members, Messrs. Calbert and Agrawal, serve as executives of KKR, while our Board member, Mr. Jones, serves as a Managing Director of Goldman, Sachs & Co. KKR and certain affiliates of Goldman, Sachs & Co. indirectly own, through their investment in Buck Holdings, L.P., a significant percentage of our common stock.

EXECUTIVE COMPENSATION

We refer to the persons listed in the Summary Compensation Table below as our "named executive officers." References to the "merger" or the "2007 merger" mean our merger that occurred on July 6, 2007 as a result of which substantially all of our common stock became owned by Buck Holdings, L.P. ("Buck LP"), a Delaware limited partnership controlled by investment funds affiliated with KKR.

Compensation Discussion and Analysis

Executive Overview

The overarching goal of our executive compensation program is to serve the long-term interests of our shareholders. A competitive executive compensation package is critical for us to attract, retain and motivate persons who we believe have the ability and desire to deliver superior shareholder returns. We strive to balance the short-term and long-term components of our executive compensation program to incent achievement of both our annual and long-term business strategies, to pay for performance and to maintain our competitive position in the market in which we compete for executive talent. We believe the success of our program is evidenced by the following key financial and operating results for 2012 (2012 was a 52-week year and 2011 was a 53-week year):

- Total sales increased 8.2% over 2011. Sales in same-stores increased 4.7% following a 6.0% increase in 2011.
- Operating profit increased 11.0% to $1.66 billion, or 10.3% of sales, compared to $1.49 billion, or 10.1% of sales, in 2011.
- We reported net income of $953 million, or $2.85 per diluted share, compared to net income of $767 million, or $2.22 per diluted share, in 2011.
- We generated approximately $1.13 billion of cash flows from operating activities, an increase of 8% compared to 2011.
- We opened 625 new stores, remodeled or relocated 592 stores, and closed 56 stores, resulting in a store count of 10,506 on February 1, 2013.
- Adjusted EBITDA, as defined and calculated for purposes of our annual Teamshare bonus program, our outstanding performance-based stock option awards and our outstanding performance share unit awards, was $1.99 billion versus $1.85 billion in 2011.
- ROIC, as defined and calculated for purposes of our annual Teamshare bonus program and our outstanding performance share unit awards, was 21.06%.

2011 Say on Pay Vote. In 2011 our shareholders voted on an advisory basis with respect to our compensation program for named executive officers. Of the total votes cast (excluding abstentions and broker non-votes), 96.5% were cast in support of the program. We continue to view this vote as supportive of our compensation policies and decisions and, accordingly, do not believe the results required consideration of changes to our compensation program in 2012 or 2013.

The most significant compensation-related actions or achievements in 2012 pertaining to our named executive officers include:

- Our shareholders voted to approve revisions to our 2007 Stock Incentive Plan to generally prohibit, without shareholder approval, the repricing of any stock option or stock appreciation right, prohibit dividend equivalent rights on unearned or unvested performance share grants, add a compensation "clawback" provision, and extend the term of such Plan.

- Our shareholders voted to approve revisions to our Annual Incentive Plan to increase the cash maximum payable under such Plan for purposes of deductibility under Internal Revenue Code Section 162(m), add the ability to measure performance at operating divisions or units and to consider relative performance measures, and add a compensation "clawback" provision.
- Our Board approved share ownership guidelines for our senior officers, including the named executive officers, to further enhance alignment with shareholders' interests.
- In March 2012, the 162(m) Subcommittee of our Compensation Committee awarded Mr. Dreiling 326,037 performance-based restricted shares both to further incent him to continue to drive superior financial performance and to retain him in light of the full vesting of his 2008 equity award and the July 2012 expiration of the equity transfer restrictions under his Management Stockholder's Agreement.
- We implemented a new long-term equity incentive program that is more in line with the equity grant practices of our market comparator group and that we believe will further our recruiting and retention objectives.
- After reviewing practices of our market comparator group and considering current governance best practices, our Compensation Committee authorized one-time base salary adjustments for each of our officers, including our named executive officers, in exchange for the elimination of tax reimbursements and tax gross-ups on Company-provided life insurance and financial services, as applicable. Mr. Dreiling received a further one-time base salary adjustment in exchange for waiving his rights under his employment agreement for gross-ups on taxes for professional club memberships and legal consultation fees relating to future amendments to his employment agreement.
- In April 2012, each of Mr. Tehle and Ms. Lanigan entered into the new form of employment agreement, which form was developed in 2011 to, among other things, contemplate the elimination of the Internal Revenue Code Section 280G tax gross-up provision effective April 1, 2015. These agreements replaced the prior agreements which were expiring in order to help retain such officers in light of the full vesting of their 2007 equity awards.
- In March 2012, Mr. Sparks entered into an employment agreement which does not contain the Internal Revenue Code Section 280G tax gross-up provision.
- We achieved adjusted EBITDA and ROIC performance levels at 97.3% and 111.0% of the targeted levels under our Teamshare bonus program.
- The 2012 tranche of the outstanding performance-based equity awards granted prior to 2012 vested as a result of our achievement of the 2012 adjusted EBITDA performance goal, and our level of adjusted EBITDA and ROIC achieved for 2012 resulted in determination of performance share unit amounts, granted in March 2012, of slightly less than target.

Executive Compensation Philosophy and Objectives

We strive to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the long-term interests of our named executive officers with those of our shareholders. The material compensation principles applicable to the 2012 and 2013 compensation of our named executive officers included the following, all of which are discussed in more detail in "Elements of Named Executive Officer Compensation" below:

- We generally target total compensation at the benchmarked median total compensation of comparable positions within our market comparator group, but we make adjustments based on circumstances, such as unique job descriptions and responsibilities as well as our particular niche in the retail sector, that are not reflected in the market data. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median of our market comparator group.

- We set base salaries to reflect the responsibilities, experience, performance and contributions of the named executive officers and the salaries for comparable benchmarked positions, subject to minimums set forth in employment agreements.
- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.
- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

We utilize employment agreements with the named executive officers which, among other things, set forth minimum levels of certain compensation components. We believe such arrangements are a common protection offered to named executive officers at other companies and help to ensure continuity and aid in retention. The employment agreements also provide for standard protections to both the executive and Dollar General should the executive's employment terminate.

Named Executive Officer Compensation Process

Oversight. Our Board of Directors has delegated responsibility for executive compensation to its Compensation Committee. The Compensation Committee approves the compensation of our named executive officers, while its subcommittee consisting entirely of independent directors at such times as the Compensation Committee did not consist entirely of independent directors (the "162(m) Subcommittee") approves any portion that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code or that is intended to be exempt for purposes of Section 16(b) of the Securities Exchange Act of 1934.

Use of Outside Advisors. The Compensation Committee has selected Meridian Compensation Partners ("Meridian") to serve as its independent compensation consultant. Meridian (including its predecessor Hewitt Associates) has served as the Committee's consultant since our 2007 merger. The written agreement with Meridian details the terms and conditions under which Meridian will provide independent advice to the Committee in connection with matters pertaining to executive and director compensation. Under the agreement, the Committee (or its chairman) shall determine the scope of Meridian's services. The approved scope generally includes attendance at select Committee meetings and associated preparation work, risk assessment assistance, guiding the Committee's decision making with respect to executive and Board of Directors compensation matters, providing advice on our executive pay philosophy, compensation peer group, incentive plan design and employment agreement design, providing competitive market studies, and apprising the Committee about emerging best practices and changes in the regulatory and governance environment. In 2012, the Committee decreased the amount of work performed by Meridian, primarily with respect to benchmarking and risk assessment assistance, which work was performed by management.

Meridian did not provide any services to the Company in 2012 unrelated to Board or executive compensation.

A Meridian representative attends such Committee meetings and private sessions as requested by the Committee. The Committee's members are authorized to consult directly with the consultant at other times as desired. During 2012, the Committee's Chairman periodically consulted directly with Mr. Bob Ravener, our Executive Vice President and Chief People Officer, and other non-executive members of our human resources group, in connection with named executive officer compensation (as described below under "Management's Role"). In an effort to decrease costs, the Committee chose to rely more heavily upon management than it had in prior years to provide benchmarking data and resulting recommendations with respect to 2012 and 2013 annual base salary and short-term cash incentive decisions. Meridian, along with management, assisted the Committee in developing the new long-term annual incentive program and provided detailed data from the market comparator group upon which the Committee relied in determining the size of the grants under the program.

The Committee assessed the independence of Meridian pursuant to SEC rules and did not identify any relationships that could be viewed as conflicts of interest.

Management's Role. Mr. Ravener and non-executive members of the human resources group have assisted Meridian in gathering and analyzing relevant competitive data and identifying and evaluating various alternatives for named executive officer compensation (including his own). At the Compensation Committee's request, management's role in collecting this type of data expanded beginning in 2012, including increased reliance on management with respect to recommendations for certain portions of 2012 and 2013 executive compensation. Messrs. Dreiling and Ravener also discuss with the Committee their recommendations regarding named executive officer pay components, typically based on benchmarking data; however, Mr. Dreiling does not participate in the Committee's deliberations of his own compensation. Mr. Dreiling subjectively assesses performance of each of the other named executive officers (see "Use of Performance Evaluations" below).

Although the Committee values and solicits such input from management, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations. Annually, the Compensation Committee assesses the performance of Mr. Dreiling, and Mr. Dreiling assesses the performance of each of the other named executive officers, in each case to determine each such officer's overall success in meeting or exhibiting certain enumerated factors, including our four publicly disclosed operating priorities and certain core attributes on which all of our employees are evaluated. These evaluations are subjective; no objective criteria or relative weighting is assigned to any individual factor.

The Committee uses the performance evaluation results as an eligibility threshold for annual base salary increases and Teamshare bonus payments for named executive officers. A performance rating below "good" (i.e., "unsatisfactory" or "needs improvement") for the last completed fiscal year would generally preclude a named executive officer from receiving any annual base salary increase or Teamshare bonus payment (although the Committee retains discretion to approve a Teamshare bonus payment in the event of a "needs improvement" rating). The performance evaluation results have not been used to determine the amount of the Teamshare bonus payment for any named executive officer; rather, the Teamshare bonus amount is determined solely based upon the Company's level of achievement of pre-established financial performance measures and the terms of the Teamshare program (see discussion below). Each named executive officer received a satisfactory (i.e., "good," "very good," or "outstanding") overall performance evaluation with respect to each of 2011 and 2012 (Mr. Sparks was hired in 2012; accordingly, he was only subject to a performance evaluation for 2012).

The performance evaluation results also may impact the amount of an officer's annual base salary increase. Any named executive officer who receives a satisfactory performance rating is given a percentage base salary increase that equals the overall budgeted increase for the Company's U.S.-based employee population unless:

- the executive's performance evaluation relative to other executives supports a higher or lower percentage increase;
- the market benchmarking data indicate that an upward market adjustment would more closely align compensation with the median of the market comparator group;
- an additional or exceptional event occurs, such as an internal equity adjustment, a promotion or a change in responsibilities, or a similar one-time adjustment is required; and/or
- the Committee believes any other reason justifies a variation from the overall budgeted increase.

Actual annual base salary determinations are discussed under "Elements of Named Executive Compensation—Base Salary" below.

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Use of Market Benchmarking Data. We pay compensation that is competitive with the external market for executive talent to attract and retain named executive officers who we believe will help improve our business. We believe that this primary talent market consists of retail companies with revenues both larger and smaller than ours and with business models similar to ours. Those companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. Our market comparator group for 2012 compensation decisions consisted of AutoZone, Big Lots, Family Dollar, McDonald's, OfficeMax, PetSmart, Staples, J.C. Penney, The Gap, Macy's, Ross Stores, TJX Companies, Kohls, Starbucks, Limited Brands, Dollar Tree, Foot Locker, Safeway and Yum Brands.

The market comparator group was modified in August 2011 by removing 7-Eleven, Collective Brands, Genuine Parts, Nordstrom, Blockbuster, and The Pantry and adding TJX Companies, Kohls, Starbucks, Limited Brands, Dollar Tree, Foot Locker and Safeway. We modified our market comparator group for 2012 to reposition the Company at the median of the group in terms of revenues, to ensure that the constituent companies more closely represent the retail companies with which we compete for executive talent, and to ensure that the group continues to include companies whose business models are similar to ours. However, we continued to use the 2011 market comparator group as a reference point in our 2012 base salary and short-term incentive decisions (other than for the CEO), as described below.

For 2012 base salary and short-term cash incentive compensation decisions for the named executive officers, the Company averaged market data obtained from the most recently available proxies of the 2012 market comparator group, from a survey of our 2012 market comparator group conducted by Equilar and from a similar "aging" process of the data obtained in 2010 for the members of the 2011 market comparator group, aged an additional 2.7%, consistent with the Company's overall 2012 budget for merit increases. However, in the case of the CEO, the 2011 market comparator group data was not used; instead, to ensure the Compensation Committee was aware of any significant movement in CEO compensation levels within the market comparator group, Meridian provided survey data from the 2012 market comparator group. These three market data sources were averaged in order to reduce reliance on any one data source and to smooth out anomalies that might exist in the actual individual position data reported by the market data source.

For 2013 compensation decisions regarding base salary, short-term cash incentives and long term equity grant dollar values, the Committee reviewed survey data provided by Meridian from the 2012 market comparator group and referenced compensation data from the previous three years of the proxy statements of the 2012 market comparator group for those positions where comparable positions could be identified.

The Committee believes that the median of the competitive market generally is the appropriate target for a named executive officer's total compensation.

Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits and perquisites. We believe each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at competing companies.

Base Salary. Base salary promotes the recruiting and retention functions of our compensation program by reflecting the salaries for comparable positions in the competitive marketplace, rewarding strong performance, and providing a stable and predictable income source for our executives. Because we likely would be unable to attract or retain quality named executive officers in the absence of competitive base salary levels, this component constitutes a significant portion of the total compensation package. Our employment agreements with the named executive officers set forth minimum base salary levels, but the Compensation Committee retains sole discretion to increase these levels from time to time.

(a) *Named Executive Officers Other than Mr. Dreiling.* In each of 2012 and 2013, the Compensation Committee determined, with Mr. Dreiling's recommendation, that the named executive officers' performance assessments relative to other executives supported a percentage increase equal to that which was budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations") as such increases, along with the other compensation components, would maintain total 2012 compensation within the median of the market comparator group. Accordingly, each of the named executive officers received the budgeted 2.7% and 2.75% annual base salary increase in 2012 and 2013, respectively, except that Mr. Sparks joined our Company in 2012 and, accordingly, did not receive a base salary increase in 2012. All such increases were effective as of April 1 of the applicable year.

In March 2012, Mr. Sparks was hired as our Executive Vice President of Store Operations. The Compensation Committee determined his base salary based on consideration of the 2011 market comparator group data provided by Meridian, his compensation with his prior employer, the relationship of his position to similar executive positions and the amount we believed necessary to entice him to accept our offer of employment.

(b) *Mr. Dreiling.* In each of 2012 and 2013, the Compensation Committee took into account Mr. Dreiling's performance assessment, the amount budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations"), and the benchmarking data of the market comparator group (see "Use of Market Benchmarking Data"). With respect to Mr. Dreiling's 2012 and 2013 base salary increase, the Committee determined that Mr. Dreiling should receive the same 2.7% (2012) and 2.75% (2013) increase that was awarded to each of the other named executive officers which, along with the other components of Mr. Dreiling's 2012 compensation, maintained his total compensation at the median range of the market comparator group.

(c) *One-Time Base Salary Adjustments.* In 2012, the Compensation Committee decided to reduce tax reimbursements and tax gross-ups relating to Company-provided perquisites. As a result, to address the change in the policy equitably, the Committee authorized one-time base salary adjustments for all officers, including Mr. Dreiling and each of the other named executive officers, effective January 1, 2013, in an amount equal to the actual 2012 individual tax and gross-up costs paid by Dollar General for life insurance and financial services, as applicable, in exchange for the elimination of such tax and gross-up benefits as of December 31, 2012. Mr. Dreiling also received an additional one-time salary adjustment of $5,000 in exchange for his agreement to waive the provisions in his employment agreement that provide for a gross-up on taxes for Company-paid professional club memberships (to date, Mr. Dreiling has not invoked his right to require the Company to pay for any such professional club memberships) and legal consultation fees relating to future amendments to his employment agreement.

Short-Term Cash Incentive Plan. Our short-term cash incentive plan, called Teamshare, provides an opportunity for each named executive officer to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's achievement of one or more pre-established financial performance measures. This Teamshare program is established pursuant to our Amended and Restated Annual Incentive Plan, under which certain employees, including our named executive officers, may earn up to $5 million ($10 million for 2013 and thereafter) in respect of a given fiscal year, subject to the achievement of certain performance targets based on any of the performance measures listed in the Amended and Restated Annual Incentive Plan.

As a threshold matter, a named executive officer's eligibility to receive a bonus under the Teamshare program depends upon his or her receiving an overall individual performance rating of satisfactory (see "Use of Performance Evaluations"). Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders.

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(a) *2012 Teamshare Structure.* The Compensation Committee selected adjusted EBITDA and return on invested capital ("ROIC") as the financial performance measures for the 2012 Teamshare program. The Committee weighted the ROIC measure and the adjusted EBITDA measure at 10% and 90%, respectively, of the total Teamshare bonus, recognizing the importance of EBITDA in the measurement of our current performance, the ability to repay our debt and funding our growth and day-to-day operation, while ROIC reflects the importance of achieving an appropriate return on our invested capital and managing investments necessary to achieve superior performance.

For purposes of the 2012 Teamshare program, adjusted EBITDA is computed in accordance with our credit agreements, and ROIC is calculated as total return (calculated as the sum of operating income, depreciation and amortization and minimum rentals, less taxes) divided by average invested capital (calculated as the sum of total assets and accumulated depreciation and amortization, less cash, goodwill, accounts payable, other payables, accrued liabilities, plus 8x minimum rentals). Each of the adjusted EBITDA and ROIC calculations shall be further adjusted to exclude the impact of:

- (a) certain costs, fees and expenses related to our acquisition and related financing by KKR, any refinancings, any related litigation or settlements of such litigation, and the filing and maintenance of a market maker registration statement; (b) costs, fees and expenses directly related to any transaction that results in a Change in Control (within the meaning of our Amended and Restated 2007 Stock Incentive Plan) or related to any primary or secondary offering of our securities; (c) share-based compensation charges (for adjusted EBITDA only); (d) gain or loss recognized as a result of derivative instrument transactions or other hedging activities; (e) gain or loss associated with early retirement of debt obligations; (f) charges resulting from significant natural disasters; and (g) significant gains or losses associated with our LIFO computation; and
- unless the Committee disallows any such item, (a) non-cash asset impairments; (b) any significant loss as a result of an individual litigation, judgment or lawsuit settlement (including a collective or class action lawsuit and security holder lawsuit, among others); (c) charges for business restructurings; (d) losses due to new or modified tax or other legislation or accounting changes enacted after the beginning of the fiscal year; (e) significant tax settlements; and (f) any significant unplanned items of a non-recurring or extraordinary nature.

The Committee established threshold (below which no bonus may be paid) and target performance levels, discussed below, for each of the adjusted EBITDA and ROIC performance measures. Since 2008, there has not been a maximum level of adjusted EBITDA or ROIC performance associated with the Teamshare program, although any individual payout is capped at $5 million (in 2012) and $10 million (in 2013 and thereafter), in order to avoid discouraging employees from striving to achieve performance results beyond maximum levels.

For 2008 through 2011, we achieved an adjusted EBITDA performance level ranging from 101.79% (in 2011) to 112.47% (in 2008) of the target. For 2010 and 2011, we achieved an ROIC performance level of 100.9% of the target and 100.78% of the target, respectively.

The target adjusted EBITDA performance level for the 2012 Teamshare program was $1.992 billion which, consistent with prior practice, was the same level as our 2012 annual financial plan objective. The Committee considered that level to be challenging and more difficult to achieve than performance targets for prior years, requiring superior execution and success on many of our new business initiatives. As it has done since 2008, the Committee also established the adjusted EBITDA threshold at 95% of target.

The Committee established the target ROIC performance level for the 2012 Teamshare program at 20.95% which was the same level as our 2012 annual financial plan objective. Again, the Committee viewed the target as challenging to achieve. The threshold ROIC performance level was set at 20.45%, or 50 basis points lower than the target level, and the 200% achievement level was set at 21.95%, or 100 basis points higher than the threshold level.


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The bonus payable to each named executive officer if we reached the 2012 target performance levels for each of the financial performance measures is equal to the applicable percentage of salary as set forth in the chart below. For all named executive officers, such percentages are consistent with those for the prior year. In addition, for all named executive officers, such percentages reflect a blend of the approximate median of the payout percentages for the market comparator group (other than for the CEO for whom the market value was not blended). Mr. Dreiling's employment agreement with us requires minimum threshold (50%) and minimum target (125%) bonus percentages, but in 2011 the Committee determined his target bonus percentage should be 130% in order to more closely align Mr. Dreiling's bonus target and total cash compensation with the median of the market comparator group.

Name	Target Payout Percentage
Mr. Dreiling	130%
Mr. Tehle	65%
Mr. Vasos	65%
Ms. Lanigan	65%
Mr. Sparks	65%

Bonus payments for financial performance below or above the applicable target levels are prorated on a graduated scale commensurate with financial performance levels in accordance with the schedule below. For 2012, the ROIC graduated scale was modified to more closely align the ROIC achievement levels with the EBITDA achievement levels.

Adjusted EBITDA		ROIC		Total
% of Performance Target	% of Bonus Payable	% of Performance Target	% of Bonus Payable	Bonus at Target (%)
95	45	97.61	5	50
96	54	98.09	6	60
97	63	98.57	7	70
98	72	99.05	8	80
99	81	99.52	9	90
100	90	100.00	10	100
101	99	100.48	11	110
102	108	100.95	12	120
103	117	101.43	13	130
104	126	101.91	14	140
105	135	102.39	15	150
106	144	102.86	16	160
107	153	103.34	17	170
108	162	103.82	18	180
109	171	104.30	19	190
110	180	104.77	20	200

For each 1% adjusted EBITDA increase in the percent of performance target level between the threshold performance level and 110% of the target performance level, the corresponding payout increases by 9% of the officer's target payout amount (based upon the officer's target payout percentage). For each 1% adjusted EBITDA increase above 110% of the target performance level, the corresponding payout increases by 10.865% of the officer's target payout amount (based upon the officer's target payout percentage). For ROIC, each .477% increase in the percent of performance target level between the threshold performance level and 104.77% of the target performance level increases the payout percentage by 1% of the officer's target payout amount (based upon the officer's target payout percentages). For each .477% increase in ROIC above the 104.77% of the target performance level, the bonus payout increases by 1.207% of the officer's target payout amount (based upon the officer's target payout percentage). Payout percentages greater than 200% of the target payout levels are based on an approximate sharing between Dollar General (80%) and the Teamshare participants (20%) of the incremental adjusted EBITDA dollars earned above 110% of the adjusted EBITDA performance level, split 90% to adjusted EBITDA and 10% to ROIC.

This proration schedule, through 110% of the target performance level, is consistent with the schedule approved by the Committee in 2007 in reliance upon benchmarking data which, at that time, indicated that the typical practice was to set the threshold payout percentage at half of the target and the maximum payout percentage at twice the target. The Committee determined in 2008 that the proration schedule for adjusted EBITDA performance above 110% of target should approximate a sharing between Dollar General (80%) and the Teamshare participants (20%) of the adjusted EBITDA dollars earned above that level.

(b) *2012 Teamshare Results.* The Compensation Committee approved the adjusted EBITDA and ROIC performance results at $1,986,617,000 (97.3% of target) and 21.06% (111.0% of target), respectively, which equate to a payout of 98.67% of individual bonus targets under the 2012 Teamshare program. Accordingly, a 2012 Teamshare payout was made to each named executive officer at the following percentages of base salary earned: Mr. Dreiling, 128.3%; and each of Mr. Tehle, Mr. Vasos, Ms. Lanigan and Mr. Sparks, 64.1%. Such amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(c) *2013 Teamshare Structure.* The Compensation Committee has approved a 2013 Teamshare structure similar to that which was approved for 2012. However, the 2013 performance measure has been determined to be adjusted EBIT, as the Committee believed that this was a more comprehensive measure of the Company's performance since it includes the cost of capital investments in achieving the current year's financial results and should provide a different, but complementary, focus for the short-term incentive program than that used for the long-term incentive program.

Adjusted EBIT is defined as the Company's operating profit as calculated in accordance with United States general accepted accounting principles ("GAAP"), but shall exclude:

- the impact of (a) all consulting, accounting, legal, valuation, banking, filing, disclosure and similar costs, fees and expenses directly related to the consideration, negotiation, approval and consummation of the proposed acquisition and related financing of the Company by affiliates of KKR (including without limitation any costs, fees and expenses relating to any refinancings) and any litigation or settlement of any litigation related thereto; (b) any costs, fees and expenses directly related to the consideration, negotiation, preparation, or consummation of any asset sale, merger or other transaction that results in a Change in Control (within the meaning of our Amended and Restated 2007 Stock Incentive Plan) of the Company or any primary or secondary offering of our common stock or other security; (c) any gain or loss recognized as a result of derivative instrument transactions or other hedging activities; (d) any gains or losses associated with the early retirement of debt obligations; (e) charges resulting from significant natural disasters; and (f) any significant gains or losses associated with our LIFO computation; and
- unless the Committee disallows any such item, (a) non-cash asset impairments; (b) any significant loss as a result of an individual litigation, judgment or lawsuit settlement (including a collective or class action lawsuit and security holder lawsuit, among others); (c) charges for business restructurings; (d) losses due to new or modified tax or other

legislation or accounting changes enacted after the beginning of the 2013 fiscal year; (e) significant tax settlements; and (f) any significant unplanned items of a non-recurring or extraordinary nature.

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The target percentage of each named executive officer's salary upon which his or her bonus is based for the 2013 Teamshare plan is also the same as in 2012. Those target percentages are based on a blend of the median of the target percentages for the 2012 market comparator group for each position, other than the CEO.

Long-Term Equity Incentive Program. Long-term equity incentives motivate named executive officers to focus on long-term success for shareholders. These incentives help provide a balanced focus on both short-term and long-term goals and are important to our compensation program's recruiting and retention objectives. Such incentives are designed to compensate named executive officers for a long-term commitment to us, while motivating sustained increases in our financial performance and shareholder value.

Equity awards are made under our Amended and Restated 2007 Stock Incentive Plan and are granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

(a) *Pre-2012 Equity Awards.* Until March 2012, the Compensation Committee had not made annual equity awards since our 2007 merger because the long-term equity granted at the time of that merger or at the time of hire has been sufficiently retentive and otherwise has adequately met our compensation objectives. However, in connection with the amendment of his employment agreement in April 2010, Mr. Dreiling also received a special one-time stock option grant that fully vested in April 2011. The options granted to the named executive officers prior to 2012 (other than Mr. Dreiling's April 2010 option award) are divided so that half are time-vested (over 5 years) and half are performance-vested (generally over 5 or 6 years) based on a comparison of an EBITDA-based performance metric, as described below, against pre-set goals for that performance metric. The combination of time and performance-based vesting criteria is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our financial performance.

The vesting of the performance-based options granted to the named executive officers prior to March 2012 is subject to continued employment with us over the performance period and the Board's determination that we have achieved for each of the relevant fiscal years the specified annual performance target based on EBITDA and adjusted as described below. For fiscal years 2008-2012, those adjusted EBITDA targets were $828 million, $961 million, $1.139 billion, $1.35 billion and $1.517 billion, respectively, which were based on the long-term financial plan, less any anticipated permissible adjustments, primarily to account for unique expenses related to our 2007 merger. If a performance target for a given fiscal year is not met, the performance-based options may still vest and become exercisable on a "catch up" basis if, at the end of a subsequent fiscal year, a specified cumulative adjusted EBITDA performance target is achieved. The annual and cumulative adjusted EBITDA performance targets are based on our long-term financial plans in existence at the time of grant. Accordingly, in each case at the time of grant, we believed those levels, while attainable, would require strong performance and execution.

For purposes of calculating the achievement of performance targets for our long-term equity incentive grants prior to March 2012, "EBITDA" means earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to KKR and/or its affiliates. In addition, the Board is required to fairly and appropriately adjust the calculation of EBITDA to reflect, to the extent not contemplated in our financial plan, the following: acquisitions, divestitures, any change required by GAAP relating to share-based compensation or for other changes in GAAP promulgated by accounting standard setters that, in each case, the Board in good faith determines require adjustment to the EBITDA performance measure we use for our long-term equity incentive

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program. Adjustments to EBITDA for purposes of calculating performance targets for our long-term equity incentive program may not in all circumstances be identical to adjustments to EBITDA for other purposes, including the covenants contained in our principal financial agreements. Accordingly, comparability of such measures is limited.

All performance-based options and time-based options granted to the named executive officers prior to 2012, except for those granted to Mr. Vasos, are vested. We have surpassed the cumulative adjusted EBITDA performance targets through fiscal 2012, and we anticipate surpassing the cumulative adjusted EBITDA performance target through fiscal 2013, for Mr. Vasos' options.

(b) *2012 Equity Awards.* Since 2010, the Compensation Committee has worked with its consultant and management to develop a new long-term equity incentive structure that is more in line with typical public company equity structures. The new structure was finalized and implemented in March 2012. Under the new program, each of the named executive officers received a grant of time-based stock options and a grant of performance share units. The combination of time and performance-based vesting criteria is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our shareholder value and financial performance.

Consistent with our compensation philosophy and objectives, the value of the long-term incentive awards was based on the median of the long-term equity target values of our 2012 market comparator group. The market value for each named executive officer's position other than the CEO was blended to establish a single long-term incentive value on which awards are based for all named executive officers (other than the CEO for whom the market value was not blended). This blending practice is similar to that which we used in establishing the short-term cash incentive where the targets for each of the named executive officers' positions (other than the CEO) are also the same.

For the 2012 grant, the long-term incentive values were awarded 75% in time-based stock options and 25% in performance share units recognizing that splits between performance and time-based awards and between options and units are common within our 2012 market comparator group. The Committee believes this is the appropriate allocation to achieve both the retention and incentive goals of the awards. The actual number of stock options and performance share units awarded were determined by applying a Black Scholes formula provided by Meridian to the selected long-term incentive values.

The options will vest 25% on each of the first four anniversaries of the grant date, subject to the executive officer's continued employment with us and certain accelerated vesting provisions.

The performance share units awarded are equal to a target number of performance share units that can be earned if certain performance measures are achieved during the performance period (which was fiscal year 2012) and if certain additional vesting requirements are met. The performance measures are goals related to adjusted EBITDA (weighted 90%) and ROIC (weighted 10%) as established by the Compensation Committee on the grant date, using the same adjusted EBITDA/ROIC-based performance criteria used to determine performance under the Teamshare program discussed under "Short-Term Cash Incentive Plan" above. The number of performance share units earned could vary between 0% and 200% of the target number based on actual performance compared to target performance on the same graduated scale that determines incentive payouts under our Teamshare program discussed above. The actual number of performance shares earned for 2012 for each of the named executive officers was 39,278 for Mr. Dreiling and 6,443 for each of the other named executive officers. One-third of the performance share units earned based on 2012 financial performance vested on the last day of the one-year performance period, and the remaining two-thirds of the performance share units vest on the second and third anniversaries of the grant date, subject to the named executive officer's continued employment with us and certain accelerated vesting provisions. All vested performance share units will be settled in shares of our common stock.

In addition, in March 2012 the Committee awarded Mr. Dreiling a retention grant of 326,037 performance-based restricted shares of our common stock which he can earn if certain earnings per share ("EPS") performance targets are met for fiscal years 2014 and 2015. This award is designed to retain Mr. Dreiling, whose 2008 stock option award fully vested and whose transfer restrictions on shares of our common stock expired in 2012, while simultaneously incenting him to continue to drive superior financial performance. In structuring the award, the Committee reviewed retention grant practices of the 2012 market comparator group and determined that a grant value equivalent to 1.5 times the value of the annual long-term incentive award would approximate the median range of retention grants awarded by the market comparator group. The EPS goals were established by the Committee on the grant date based upon EPS forecasts contained in our long-term strategic plan. Half of the performance-based restricted stock will vest after the end of our 2014 fiscal year if the EPS goal for that year is achieved, and the other half will vest after the end of our 2015 fiscal year if the EPS goal for that year is achieved, in each case subject to continued employment with us and certain accelerated vesting provisions. For purposes of calculating the achievement of the EPS targets for each of 2014 and 2015, EPS shall be calculated as the quotient of (x) net income earned in the applicable fiscal year (as calculated in accordance with generally accepted accounting principles applicable to the Company at the relevant time), with such net income calculation to exclude the items identified below, by (y) the weighted average number of shares of our common stock outstanding during the applicable fiscal year. The net income calculation will exclude the impact of the items that are excluded from the EBITDA calculation for Teamshare purposes identified above under "Short-Term Cash Incentive Program" except that adjustments relating to any tax, legislation or accounting changes enacted after the beginning of the 2012 fiscal year must be material and demonstrable and must not have been contemplated in our 2012-2016 financial plan.

(c) *2013 Equity Awards.* The Compensation Committee authorized additional long-term equity incentive awards to our named executive officers in March 2013 on substantially similar terms as those set forth above. However, the Committee changed the mix of the equity value to 50% options, 25% performance share units and 25% restricted stock units to more closely match the equity mix of our market comparator group. The restricted stock units are time-based awards, payable in shares of our common stock and vest in equal installments over 3 years from the date of grant, subject to continued employment with us and certain accelerated vesting conditions. The Committee also rebalanced the weighting of the performance measures for the performance share units to be evenly weighted at 50% adjusted EBITDA and 50% ROIC to put greater emphasis on maintaining ROIC at a consistent level since that will help ensure that capital invested is providing an appropriate return over time.

Benefits and Perquisites. Along with certain benefits offered to named executive officers on the same terms that are offered to all of our salaried employees (such as health and welfare benefits and matching contributions under our 401(k) plan), we provide our named executive officers with certain additional benefits and perquisites for retention and recruiting purposes, to promote tax efficiency for such persons, and to replace benefit opportunities lost due to regulatory limits. We also provide named executive officers with benefits and perquisites as additional forms of compensation that we believe to be consistent and competitive with benefits and perquisites provided to executives with similar positions in our market comparator group and in our industry.

The named executive officers have the opportunity to participate in the Compensation Deferral Plan (the "CDP") and, other than Messrs. Sparks and Vasos, the defined contribution Supplemental Executive Retirement Plan (the "SERP", and together with the CDP, the "CDP/SERP Plan"). SERP participation is not available to persons to whom employment offers are made after May 28, 2008, including Messrs. Sparks and Vasos.

We provide each named executive officer a life insurance benefit equal to 2.5 times his or her base salary up to a maximum of $3 million and a disability insurance benefit that provides income

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replacement of 60% of base salary up to a maximum monthly benefit of $20,000. We pay the premiums and, through December 31, 2012, grossed up each named executive officer's income to pay the tax costs associated with the life insurance benefit and through June 30, 2012 for tax costs associated with the disability benefits (with respect to the disability benefit, only to the extent necessary to provide a comparable cost for this benefit to the named executive officer as the cost applicable to all salaried employees). As discussed under "Executive Overview" above, we eliminated the tax gross-up for the life insurance benefits effective December 31, 2012 in exchange for one-time base salary adjustments for the named executive officers.

We also provide a relocation assistance program to named executive officers under a policy applicable to officer-level employees, which policy is similar to that offered to certain other employees. The significant differences between the relocation assistance available to officers from the relocation assistance available to non-officers are as follows:

- We provide a pre-move allowance of 5% of the officer's annual base salary capped at $10,000 ($5,000 cap for other employees).
- We provide home sale assistance by offering to purchase the officer's prior home at an independently determined appraised value if it is not sold to an outside buyer.
- We reimburse officers for all reasonable and customary home purchase closing costs (other employees are capped at 2% of the purchase price with a maximum of $2,500) except for loan origination fees which are limited to 1%.
- We provide 90 days of temporary living expenses (30 days for all other employees).

In fiscal 2012, we incurred $27,559 in expenses related to Mr. Sparks' relocation.

We provide through a third party a personal financial and advisory service benefit to the named executive officers, including financial planning, estate planning and tax preparation services, in an annual amount of up to $20,000 per person in addition to the advisor's related travel expenses and through December 31, 2012, related tax costs. As discussed under "Executive Overview" above, we eliminated the tax gross-up for the financial planning benefit effective December 31, 2012 in exchange for one-time base salary adjustments for the named executive officers. The Committee believes the financial services program reduces the amount of time and attention that executives must spend on these matters, furthering their ability to focus on their responsibilities to us, and maximizes the executive's net financial reward of compensation received from us.

Mr. Dreiling is entitled to certain additional perquisites as a result of the terms of his employment agreement with us, including:

- Personal use of our plane for 80 hours per year or a greater number of hours specified by the Compensation Committee.
- Payment of monthly membership fees and costs related to his membership in professional clubs selected by him (to date, Mr. Dreiling has not availed himself of this right).
- Payment of the premiums on certain personal long-term disability insurance policies (which was also required under the prior agreement).
- Reimbursement of reasonable legal fees, up to $15,000, incurred by him in connection with any legal consultation regarding his amended employment agreement.

Severance Arrangements

As noted above, we have an employment agreement with each of our named executive officers that, among other things, provides for such executive's rights upon a termination of employment. We believe that reasonable severance benefits are appropriate to protect the named executive officer against circumstances over which he or she does not have control and as consideration for the promises of non-disclosure, non-competition, non-solicitation and non-interference that we require in our employment agreements. A change in control, by itself, does not trigger any severance provision applicable to our named executive officers, except for the provisions related to long-term equity incentives under our Amended and Restated 2007 Stock Incentive Plan.

Considerations Associated with Regulatory Requirements

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to any publicly held corporation for individual compensation over $1 million paid in any taxable year to each of the persons who were, at the end of the fiscal year, Dollar General's CEO or one of the other named executive officers (other than our Chief Financial Officer). Section 162(m) specifically exempts certain performance-based compensation from the deduction limit.

If our Compensation Committee determines that our shareholders' interests are best served by the implementation of compensation policies that are affected by Section 162(m), our policies will not restrict the Committee from exercising discretion to approve compensation packages even though that flexibility may result in certain non-deductible compensation expenses.

We believe that our Amended and Restated 2007 Stock Incentive Plan currently satisfies the requirements of Section 162(m), so that compensation expense realized in connection with stock options and stock appreciation rights, if any, and in connection with performance-based restricted stock and restricted stock unit awards, if any, can be deductible. However, restricted stock or restricted stock units granted to executive officers that solely vest over time are not "performance-based compensation" under Section 162(m), so that compensation expense realized in connection with those time-vested awards to executive officers covered by Section 162(m) will not be deductible by Dollar General.

In addition, any salary, signing bonuses or other annual compensation paid or imputed to the executive officers covered by Section 162(m) that causes non-performance-based compensation to exceed the $1 million limit will not be deductible by Dollar General. However, we believe that our Amended and Restated Annual Incentive Plan currently satisfies the requirements of Section 162(m), so that compensation expense realized in connection with short-term incentive payments under our Teamshare program, if any, will be deductible.

The Committee administers our executive compensation program with the good faith intention of complying with Section 409A of the Internal Revenue Code, which relates to the taxation of nonqualified deferred compensation arrangements.

Compensation Committee Report

The Compensation Committee of our Board of Directors reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the Compensation Committee:

- Michael M. Calbert, Chairman
- Warren F. Bryant
- Patricia D. Fili-Krushel
- Adrian Jones
- William C. Rhodes, III

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

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Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of fiscal 2012, fiscal 2011 and fiscal 2010. We have omitted from this table the columns for Bonus and Change in Pension Value and Nonqualified Deferred Compensation Earnings as no amounts are required to be reported in such columns for any named executive officer.

Name and Principal Position(1)	Year	Salary ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)	Total ($)
Richard W. Dreiling,	2012	1,235,626	16,554,441	3,091,549	1,591,956	686,625(6)	23,160,197
Chairman &	2011	1,196,947	—	—	1,850,386	785,036	3,832,369
Chief Executive Officer	2010	1,143,231	—	1,193,210	2,186,595	640,293	5,163,329
David M. Tehle,	2012	677,136	295,483	507,162	436,209	191,915(7)	2,107,905
Executive Vice President &	2011	658,356	—	—	506,906	220,278	1,385,540
Chief Financial Officer	2010	642,299	—	—	638,125	219,450	1,499,874
Todd J. Vasos,	2012	654,617	295,483	507,162	421,698	76,435(8)	1,955,395
Executive Vice President,	2011	636,614	—	—	490,165	71,712	1,198,491
Division President, Chief	2010	618,855	—	—	617,050	57,839	1,293,744
Merchandising Officer							
Susan S. Lanigan,	2012	553,158	295,483	507,162	356,343	152,834(9)	1,864,980
Executive Vice President &	2011	530,326	—	—	414,102	122,171	1,066,599
General Counsel							
Gregory A. Sparks,	2012	523,618	295,483	507,162	338,643	65,404(10)	1,730,310
Executive Vice President,							
Store Operations							

(1) Ms. Lanigan joined Dollar General in July 2002 but was not a named executive officer for fiscal 2010. Mr. Sparks joined Dollar General in March 2012.

(2) Each named executive officer deferred under the CDP a portion of his or her fiscal 2012 and, except for Mr. Sparks, fiscal 2011 salaries reported above. Each of Messrs. Dreiling and Tehle and Ms. Lanigan also deferred under the CDP a portion of his or her fiscal 2010 salary reported above. Each named executive officer contributed to our 401(k) Plan a portion of his or her fiscal 2012 salaries and, except for Mr. Sparks, a portion of his or her fiscal 2011 and fiscal 2010 salaries reported above. The amounts of the fiscal 2012 salary deferrals under the CDP are included in the Nonqualified Deferred Compensation Table.

(3) The amounts reported represent the respective aggregate grant date fair value of performance share units awarded to the applicable named executive officer in the fiscal year indicated, as well as the aggregate grant date fair value of the performance-based restricted stock awarded to Mr. Dreiling in fiscal 2012, in each case computed in accordance with FASB ASC Topic 718. The performance share units and the performance-based restricted stock are subject to performance conditions, and the reported value at the grant date is based upon the probable outcome of such conditions. The values of the awards at the grant date assuming that the highest level of performance conditions will be achieved are as follows: $3,602,534 for Mr. Dreiling's performance share units and $14,753,174 for his performance-based restricted stock, and $590,965 for each of the other named executive officers' performance share units. Information regarding the assumptions made in the valuation of these awards is set forth in see Note 11 of the annual consolidated financial statements in our 2012 Form 10-K.

(4) The amounts reported represent the respective aggregate grant date fair value of stock options awarded to the applicable named executive officer in the fiscal year indicated, computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is set forth in Note 11 of the annual consolidated financial statements in our 2012 Form 10-K.

(5) Represents amounts earned pursuant to our Teamshare bonus program for each fiscal year reported. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Mr. Vasos deferred 10% of his fiscal 2012 bonus payment under our CDP. No named executive officer deferred any portion of his or her fiscal 2011 or fiscal 2010 bonus payments under the CDP.

(6) Includes $292,727 for our contribution to the SERP and $49,048 and $12,722, respectively, for our match contributions to the CDP and the 401(k) Plan; $9,751 for tax gross-ups related to the financial and estate planning perquisite, $8,744 for tax gross-ups related to life and disability insurance premiums, and $3,487 for other miscellaneous tax gross-ups related to perquisites; $7,775 for premiums paid under personal portable long-term disability policies; $2,983 for premiums paid under our life and disability insurance programs; and $299,388 which represents the aggregate incremental cost of providing certain perquisites, including $266,311 for costs associated with personal airplane usage, $19,318 for costs associated with financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including sporting and other entertainment events, miscellaneous gifts, and framing projects. The aggregate incremental cost related to the personal airplane usage was calculated using costs we would not have incurred but for the personal usage (including costs incurred as a result of "deadhead" legs of personal flights), including fuel costs, variable maintenance costs, crew expenses, landing, parking and other associated fees, supplies and catering costs, as well as plane lease costs incurred while our plane was undergoing mandatory maintenance.

(7) Includes $112,227 for our contribution to the SERP and $21,222 and $12,629, respectively, for our match contributions to the CDP and the 401(k) Plan; $9,751 for tax gross-ups related to the financial and estate planning perquisite, $5,045 for tax gross-ups related to life and disability insurance premiums, and $1,122 for other miscellaneous tax gross-ups related to perquisites; $1,956 for premiums paid under our life and disability insurance programs; and $27,963 which represents the aggregate incremental cost of providing certain perquisites, including $19,318 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including sporting and other entertainment events and miscellaneous gifts.

(8) Includes $20,108 and $12,611, respectively, for our match contributions to the CDP and the 401(k) Plan; $9,751 for tax gross-ups related to the financial and estate planning perquisite, $2,310 for a tax gross-up related to life insurance premiums, and $1,440 for other miscellaneous tax gross-ups related to perquisites; $924 for premiums paid under our life insurance program; and $29,291 which represents the aggregate incremental cost of providing certain perquisites, including $19,318 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including sporting and other entertainment events, miscellaneous gifts and minimal costs associated with personal airplane usage.

(9) Includes $72,379 for our contribution to the SERP and $15,048 and $12,344, respectively, for our match contributions to the CDP and the 401(k) Plan; $9,751 for tax gross-ups related to the financial and estate planning perquisite, $2,358 for tax gross-ups related to life and disability insurance premiums, and $1,122 for other miscellaneous tax gross-ups related to perquisites; $1,548 for premiums paid under our life and disability insurance programs; and $38,284 which represents the aggregate incremental cost of providing certain perquisites, including $19,318 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including sporting and other entertainment events, a directed donation to charity, an executive physical and miscellaneous gifts.

(10) Includes $2,526 for our match contributions to the CDP; $6,680 for tax gross-ups related to relocation; $4,539 for tax gross-ups related to the financial and estate planning perquisite; $1,722 for tax gross-ups related to life insurance premiums; and $667 for other miscellaneous tax gross-ups related to perquisites; $777 for premiums paid under our life insurance program; and $48,493 which represents the aggregate incremental cost of providing certain perquisites, including $27,559 for costs related to relocation, $16,356 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including sporting and other entertainment events, miscellaneous gifts and minimal costs associated with personal airplane usage The aggregate incremental cost related to relocation included temporary living expenses, costs of transporting his automobile, home finding expenses and a cash payment to cover miscellaneous relocation expenses.

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Grants of Plan-Based Awards in Fiscal 2012

The table below sets forth information regarding grants of plan-based awards to our named executive officers for fiscal 2012. The awards listed under "Estimated Possible Payouts Under Equity Incentive Plan Awards" include (1) for each of the named executive officers, the threshold, target and maximum number of performance share units which may be earned by each named executive officer based upon the level of achievement of financial performance measures for fiscal 2012; and (2) for Mr. Dreiling, an additional award of performance-based restricted stock which he may earn based upon achievement of financial performance measures for fiscal 2014 and 2015. The awards listed under "All Other Option Awards" include non-qualified stock options that vest over time based upon the named executive officer's continued employment by our Company. All of the awards listed in this table were granted pursuant to our Amended and Restated 2007 Stock Incentive Plan. See "Long-Term Equity Incentive Program" in "Compensation Discussion & Analysis" above for further discussion of these awards. We have omitted the column for All Other Stock Awards: Number of Shares of Stock or Units because it is inapplicable.

The table below also sets forth each named executive officer's annual Teamshare bonus opportunity for fiscal 2012. Actual bonus amounts earned by each named executive officer for fiscal 2012 are set forth in the Summary Compensation Table above and represent prorated payments on a graduated scale for financial performance between the threshold and target performance level. See "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above for discussion of the fiscal 2012 Teamshare program.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Mr. Dreiling	—	806,725	1,613,450	5,000,000	—	—	—	—	—	—
	3/20/12	—	—	—	—	—	—	228,226	45.25	3,091,549
	3/20/12	—	—	—	19,904	39,807	79,614	—	—	1,801,267
	3/20/12	—	—	—	163,019	326,037	—	—	—	14,753,174
Mr. Tehle	—	221,049	442,098	5,000,000	—	—	—	—	—	—
	3/20/12	—	—	—	—	—	—	37,440	45.25	507,162
	3/20/12	—	—	—	3,265	6,530	13,060	—	—	295,483
Mr. Vasos	—	213,696	427,391	5,000,000	—	—	—	—	—	—
	3/20/12	—	—	—	—	—	—	37,440	45.25	507,162
	3/20/12	—	—	—	3,265	6,530	13,060	—	—	295,483
Ms. Lanigan	—	180,577	361,154	5,000,000	—	—	—	—	—	—
	3/20/12	—	—	—	—	—	—	37,440	45.25	507,162
	3/20/12	—	—	—	3,265	6,530	13,060	—	—	295,483
Mr. Sparks	—	171,607	343,215	5,000,000	—	—	—	—	—	—
	3/20/12	—	—	—	—	—	—	37,440	45.25	507,162
	3/20/12	—	—	—	3,265	6,530	13,060	—	—	295,483

(1) The per share exercise price was calculated based on the closing market price of one share of our common stock on the date of grant as reported by the NYSE.

(2) Represents the aggregate grant date fair value of each equity award, computed in accordance with FASB ASC Topic 718. For equity awards that are subject to performance conditions, the value at the grant date is based upon the probable outcome of such conditions. For information regarding the assumptions made in the valuation of these awards, see Note 11 of the annual consolidated financial statements included in our 2012 Form 10-K.


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Outstanding Equity Awards at 2012 Fiscal Year-End

The table below sets forth information regarding awards granted under our Amended and Restated 2007 Stock Incentive Plan and held by our named executive officers as of the end of fiscal 2012. The $7.9975 exercise prices set forth in the table below reflect an adjustment made in connection with a special dividend paid to our shareholders in September 2009 to reflect the effects of such dividend on such options, as required by the terms of such options. In October 2009, we completed a reverse split of 1 share for each 1.75 shares of common stock outstanding. The exercise prices of, and number of shares outstanding under, our equity awards existing at the time of the reverse stock split were retroactively adjusted to reflect the reverse split and are reflected below.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Dreiling	285,714(1)	—	—	7.9975	07/06/2017	—	—	—	—
	222,235(2)	—	—	7.9975	07/06/2017	—	—	—	—
	100,000(3)	—	—	29.38	04/23/2020	—	—	—	—
	—	228,226(4)	—	45.25	03/20/2022	—	—	—	—
	—	—	—	—	—	—	—	326,037(5)	15,088,992(5)
	—	—	—	—	—	26,184(6)	1,211,796(6)	—	—
Mr. Tehle	—	37,440(4)	—	45.25	03/20/2022	—	—	—	—
	—	—	—	—	—	4,294(6)	198,726(6)	—	—
Mr. Vasos	50,000(1)	50,000(1)	—	7.9975	12/19/2018	—	—	—	—
	84,623(7)	—	41,667(7)	7.9975	12/19/2018	—	—	—	—
	—	37,440(4)	—	45.25	03/20/2022	—	—	—	—
	—	—	—	—	—	4,294(6)	198,726(6)	—	—
Ms. Lanigan	—	37,440(4)	—	45.25	03/20/2022	—	—	—	—
	—	—	—	—	—	4,294(6)	198,726(6)	—	—
Mr. Sparks	—	37,440(4)	—	45.25	03/20/2022	—	—	—	—
	—	—	—	—	—	4,294(6)	198,726(6)	—	—

(1) These options are part of a grant of time-based options which vested or are scheduled to vest 20% per year on each of the first five anniversaries of (a) July 6, 2007 (in the case of all listed officers other than Mr. Vasos) or (b) December 1, 2008 (in the case of Mr. Vasos), subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(2) These options are part of a grant of performance-based options which vested 20% per year on each of February 1, 2008, January 30, 2009, January 29, 2010, January 28, 2011 and February 3, 2012, as a result of our achievement of annual adjusted EBITDA-based targets for the applicable fiscal year.

(3) These options vested on April 23, 2011.

(4) These options are part of a grant of time-based options which are scheduled to vest 25% per year on each of the first four anniversaries of March 20, 2012, subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(5) Represents performance-based restricted stock scheduled to vest 50% on each of the dates on which it is determined that the applicable earnings per share target has been achieved for the fiscal year ending January 30, 2015 and the fiscal year ending January 29, 2016, respectively, subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below. The market value was computed by multiplying the number of shares of such restricted stock by the closing market price of one share of our common stock on February 1, 2013.

(6) Represents performance share units, to be paid in an equal number of shares of our common stock, earned as a result of our achievement of adjusted EBITDA and ROIC targets for fiscal 2012. These performance share units are scheduled to vest 50% on

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March 20, 2014 and 50% on March 20, 2015, subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below. The market value was computed by multiplying the number of such units by the closing market price of one share of our common stock on February 1, 2013.

(7) These options are part of a grant of performance-based options that vested or are scheduled to vest (a) as to 8,333 shares on January 30, 2009, 50,000 shares on each of January 29, 2010, January 28, 2011, February 3, 2012 and February 1, 2013, and 41,667 shares on January 31, 2014, if we achieve annual adjusted EBITDA-based targets for the applicable fiscal year; or (b) on a "catch up" basis if an applicable cumulative adjusted EBITDA-based target is achieved at the end of fiscal year 2013 or 2014. These options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below. We achieved the annual financial targets for each of the 2008- 2012 fiscal years, and a portion of the options reported as exercisable vested on an accelerated basis on December 14, 2010 (417 shares), June 11, 2012 (2,917 shares), October 3, 2012 (28,250 shares), October 10, 2012 (4,250 shares), October 11, 2012 (3,750 shares), November 27, 2012 (1,250 shares), November 28, 2012 (1,000 shares), November 29, 2012 (2,250 shares) and November 30, 2012 (5,250 shares).

Option Exercises and Stock Vested During Fiscal 2012

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)(1)**	**Value Realized on Exercise ($)(2)**	**Number of Shares Acquired on Vesting (#)(3)**	**Value Realized on Vesting ($)(4)**
Mr. Dreiling	425,512	17,572,324	13,094	605,990
Mr. Tehle	386,171	15,511,027	2,149	99,456
Mr. Vasos	228,760	9,154,305	2,149	99,456
Ms. Lanigan	235,256	9,459,266	2,149	99,456
Mr. Sparks	—	—	2,149	99,456

(1) Represents the gross number of option shares exercised, without deduction for shares that may have been surrendered or withheld to satisfy the exercise price or applicable tax withholding obligations.

(2) Value realized is calculated by multiplying the gross number of options exercised by the difference between the closing market price of our common stock on the date of exercise and the exercise price.

(3) Represents the number of shares acquired upon vesting of performance share units.

(4) Value realized is calculated by multiplying the number of shares vested by the closing market price of our common stock on the vesting date.

Pension Benefits
Fiscal 2012

We have omitted the Pension Benefits table as it is inapplicable.

Nonqualified Deferred Compensation
Fiscal 2012


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Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above. We have omitted from this table the column pertaining to aggregate withdrawals/distributions during the fiscal year because it is inapplicable.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Mr. Dreiling	61,781	341,775	114,334	1,791,559
Mr. Tehle	33,857	133,448	134,440	1,405,253
Mr. Vasos	65,462	20,108	10,459	154,259
Ms. Lanigan	27,658	87,427	72,131	774,674
Mr. Sparks	2,526	2,526	3	5,055

(1) Of the amounts reported, the following are reported in the Summary Compensation Table as "Salary" for 2012: Mr. Dreiling ($61,781); Mr. Tehle ($33,857); Mr. Vasos ($65,462); Ms. Lanigan ($27,658); and Mr. Sparks ($2,526).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation to the named executive officer for years prior to 2012 in a Summary Compensation Table: Mr. Dreiling ($1,114,862); Mr. Tehle ($976,276); Mr. Vasos ($56,608); and Ms. Lanigan ($195,474).

Pursuant to the CDP, each named executive officer may annually elect to defer up to 65% of base salary if his or her compensation exceeds the limit set forth in Section 401(a)(17) of the Internal Revenue Code, and up to 100% of bonus pay if his or her compensation equals or exceeds the highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary under the 401(k) plan. All named executive officers are 100% vested in all compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to all participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. Persons hired after May 27, 2008 (the "Eligibility Freeze Date"), including Messrs. Vasos and Sparks, are not eligible to participate in the SERP. The contribution percentage is based on age, years of service and job grade. The fiscal 2012 contribution percentage for each eligible named executive officer was 9.5% for each of Messrs. Dreiling and Mr. Tehle and 7.5% for Ms. Lanigan.

As a result of our 2007 merger, which constituted a change-in-control under the CDP/SERP Plan, all previously unvested SERP amounts vested on July 6, 2007. For newly eligible SERP participants after July 6, 2007 but prior to the Eligibility Freeze Date, SERP amounts vest at the earlier of the participant's attainment of age 50 or the participant's being credited with 10 or more "years of service", or upon termination of employment due to death or "total and permanent disability" or upon a "change-in-control", all as defined in the CDP/SERP Plan. See "Potential Payments upon Termination or Change in Control as of February 1, 2013—Payments After a Change in Control" below for a general description of our change in control arrangements.

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The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the Compensation Committee or its delegate. Beginning on August 2, 2008, these funds are identical to the funds offered in our 401(k) Plan.

A participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds $25,000 may elect for that account balance to be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the Plan upon the participant's termination of employment. A participant's CDP/SERP benefit normally is payable in the following February if employment ceases during the first 6 months of a calendar year or is payable in the following August if employment ceases during the last 6 months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than 5 years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash.

As a result of our 2007 merger, the CDP/SERP Plan liabilities through July 6, 2007 were fully funded into an irrevocable rabbi trust. We also funded into the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007 and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007 are unfunded.

Potential Payments upon Termination or Change in Control

Our employment agreements with our named executive officers, the award agreements for our equity awards, and certain plans and programs offered to or in which our named executive officers participate provide for benefits or payments to the officers upon certain termination of employment or change in control events. These benefits and payments are discussed below except to the extent a benefit or payment is available generally to all salaried employees and does not discriminate in favor of our executive officers.

Payments Upon Termination Due to Death or Disability

Mr. Dreiling's 2012 Performance-Based Restricted Stock. If Mr. Dreiling's employment with us terminates due to his death or disability, all or a portion of his performance-based restricted stock may vest, unless previously vested or forfeited, depending upon the timing of his termination due to death or disability:

- If such termination occurs prior to the date on which achievement of the fiscal 2014 performance target has been determined, and only if such financial performance target is actually achieved, then a pro-rata portion of the award that would have become vested had he remained employed with us through such determination date will become vested and nonforfeitable on such determination date and all remaining unvested performance-based restricted shares shall be automatically forfeited and cancelled. The pro-rata portion equals a fraction (not to exceed one), the numerator of which is the number of calendar months in the period encompassing the first day of fiscal 2012 and ending and including the last day of fiscal 2014 (the "initial service period") during which Mr. Dreiling was continuously in our employment and the denominator of which is the number of calendar months in the initial service period. Mr. Dreiling will be deemed to be employed for a full calendar month if his death or disability occurs after the 15th day of a calendar month.

- If such termination occurs after the last day of our 2014 fiscal year but before the date on which achievement of the fiscal 2015 performance target has been determined, the portion of the award that would have become vested had Mr. Dreiling remained employed with us through such determination date will become vested and nonforfeitable as of the date of his termination due to death or disability regardless of whether the fiscal 2015 financial performance target has been achieved.

2012 Equity Awards. If any of the named executive officers' employment with us terminates due to death or disability:

- Any unvested stock option granted that had not otherwise earlier terminated shall become immediately vested and exercisable with respect to 100% of the shares subject to the option immediately prior to such event and he or she (or his or her survivor in the case of death) will have until the first anniversary of the date of his or her termination of employment in which to exercise the option.
- If such termination due to death or disability occurs before February 1, 2013, a pro-rated portion (based on months employed during the 1 year performance period) of one-third of any performance share units earned based on performance during the entire performance period that have not previously become vested and nonforfeitable or have not previously been forfeited shall become vested and nonforfeitable and shall be paid once performance has been certified by the Compensation Committee but in no event later than the 15th day of the third month following the end of the performance period. If such termination occurs on or after February 1, 2013 and before payment, the participant will receive the one-third of the performance share units earned that are described above, without proration.
- If such termination due to death or disability occurs after March 21, 2013, any earned but unvested performance share units shall become vested and nonforfeitable as of the date of such event and shall be paid within 30 days thereafter but in no event later than the later of the 15th day of the third month following the end of such officer's first taxable year or Dollar General's first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture. Otherwise, any earned but unvested performance share units shall be forfeited and cancelled on the date of the termination of employment.

Pre-2012 Equity Awards. If Mr. Vasos's employment with us terminates due to death or disability, the portion of performance-based options that would have become exercisable in respect of the fiscal year in which his employment terminates if he had remained employed with us through that date will remain outstanding through the date we determine whether the applicable performance targets are met for that fiscal year. If such performance targets are met, such portion of the performance-based options will become exercisable on such performance-vesting determination date. Otherwise, such portion will be forfeited. In addition, the portion of Mr. Vasos's time-based options that would have become exercisable on the next scheduled vesting date if Mr. Vasos had remained employed with us through that date will become vested and exercisable.

Except with respect to the options granted to Mr. Dreiling in April 2010, all otherwise unvested options will be forfeited, and vested options generally may be exercised (by the employee's survivor in the case of death) for a period of 1 year from the service termination date.

The options granted to Mr. Dreiling in April 2010 are fully vested, and such vested options generally may be exercised (by his survivor in the case of death) for a period of 1 year from service termination, but are not subject to our right to purchase such vested options.

Other Payments. In the event of death, each named executive officer's beneficiary will receive payments under our group life insurance program in an amount, up to a maximum of $3 million, equal

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to 2.5 times the named executive officer's annual base salary, rounded to the next highest $1,000. We have excluded from the tables below amounts that the named executive officer would receive under our disability insurance program since the same benefit level is provided to all of our salaried employees. The named executive officer's CDP/SERP Plan benefit also becomes fully vested (to the extent not already vested) upon his or her death and is payable in a lump sum within 60 days after the end of the calendar quarter in which the death occurs.

In the event of disability, each named executive officer's CDP/SERP Plan benefit becomes fully vested (to the extent not already vested) and is payable in a lump sum within 60 days after the end of the calendar quarter in which we receive notification of the disability determination by the Social Security Administration.

In the event Mr. Dreiling's employment terminates due to disability, he will also be entitled to receive any incentive bonus accrued for any of our previously completed fiscal years but unpaid as of his termination date, as well as a lump sum cash payment, payable at the time annual bonuses are paid to our other executives, equal to a pro rata portion of his annual incentive bonus, if any, that he would have been entitled to receive, if such termination had not occurred, for the fiscal year in which his termination occurred.

"Disability" Definitions. For purposes of the named executive officers' employment agreements, other than Mr. Dreiling's, "disability" means (1) disabled for purposes of our long-term disability insurance plan or (2) an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than 90 consecutive days. For purposes of Mr. Dreiling's employment agreement, "disability" means (1) disabled for purposes of our long-term disability insurance plan or for purposes of his portable long-term disability insurance policy, or (2) if no such plan or policy is in effect or in the case of the plan, the plan is in effect but no longer applies to him, an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than 90 consecutive days. For purposes of the CDP/SERP Plan, "disability" means total and permanent disability for purposes of entitlement to Social Security disability benefits. For purposes of each named executive officer's agreement(s) governing stock options granted prior to 2012, "disability" has the same definition as that which is set forth in such officer's employment agreement, or (for each named executive officer other than Mr. Dreiling) in the absence of such an agreement or definition, "disability" shall be as defined in our long-term disability plan. For purposes of each named executive officer's agreement(s) governing stock options and performance share units and Mr. Dreiling's agreement governing performance share units, in each case granted in 2012, "disability" has the same definition as that set forth in such officer's employment agreement, or in the absence of an agreement, "disability" shall be as defined in any change-in-control agreement between the officer and Dollar General, or in the absence of any such agreement, as defined in our long-term disability plan.

Payments Upon Termination Due to Retirement

Except as provided immediately below with respect to stock options and performance share units awarded in 2012, retirement is not treated differently from any other voluntary termination without good reason (as defined under the relevant agreements, as discussed below under "Payments Upon Voluntary Termination") under any of our plans or agreements for named executive officers.

In the event of the retirement of any of the named executive officers:

- The portion of the stock option granted in 2012 that would have become vested and exercisable within the 1 year period following the retirement date if such officer had remained employed with us shall remain outstanding for a period of 1 year following the retirement date and shall become vested and exercisable on the anniversary of the grant date that falls within the 1 year period following the retirement date (but only to the extent such portion has not otherwise terminated or become exercisable). However, if during such 1 year period there occurs a Change in Control or the officer dies or incurs a disability, such portion shall instead become immediately vested and exercisable (but only to the extent such portion has not otherwise terminated). Otherwise, any option which is unvested and unexercisable as of the officer's termination of employment shall immediately expire without payment. The officer may exercise the option to the extent vested and exercisable any time prior to the 5th anniversary of the retirement date, but no later than the 10th anniversary of the grant date.

- If such termination due to retirement occurs before February 1, 2013, a pro-rated portion (based on months employed during the 1 year performance period) of one-third of any performance share units earned based on performance during the entire performance period that have not previously become vested and nonforfeitable or have not previously been forfeited shall become vested and nonforfeitable and shall be paid once performance has been certified by the Compensation Committee but in no event later than the 15th day of the third month following the end of the performance period. If such termination occurs on or after February 1, 2013 and before payment, the participant will receive the one-third of the performance share units earned that are described above, without proration.
- If such retirement occurs after March 21, 2013 but prior to the 2nd anniversary of the grant date, the portion of any earned but unvested performance share units that would have become vested had such officer remained employed through the 2nd anniversary of the grant date (one-third of earned performance share units) shall become vested and nonforfeitable and shall be paid on the date of such retirement. If such retirement occurs after the 2nd anniversary of the grant date but prior to the 3rd anniversary of the grant date, the portion of any earned but unvested performance share units that would have become vested had such officer remained employed through the 3rd anniversary of the grant date (one-third of earned performance share units) shall become vested and nonforfeitable and shall be paid on the date of such retirement. Otherwise, any earned but unvested performance share units shall be forfeited and cancelled on the retirement date.

For purposes of each named executive officer's agreements governing stock options and performance share units granted in 2012, "retirement" means such officer's voluntary termination of employment with us on or after reaching the minimum age of 62 and achieving 5 consecutive years of service, but only if (1) the sum of such officer's age plus years of service (counting whole years only) equals at least 70 and (2) there is no basis for us to terminate the officer for cause (as defined under the applicable agreement) at the time of his or her voluntary termination.

Payments Upon Voluntary Termination

The payments to be made to a named executive officer upon voluntary termination vary depending upon whether he or she resigns with or without "good reason" or after our failure to offer to renew, extend or replace his or her employment agreement under certain circumstances. "Good reason" generally means (as more fully described in the applicable employment agreement):

- a reduction in base salary or target bonus level;
- our material breach of the employment agreement;
- the failure of any successor to all or substantially all of our business and/or assets to expressly assume and agree to perform the employment agreement in the same manner and to the same extent that our Company would be required to perform if no such succession had taken place;

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- our failure to continue any significant compensation plan or benefit without replacing it with a similar plan or a compensation equivalent (except, in the case of all named executive officers other than Mr. Dreiling, for across-the-board changes or terminations similarly affecting (1) at least 95% of all of our officers or (2) 100% of officers at the same grade level; in the case of Mr. Dreiling, for across-the-board changes or terminations similarly affecting at least 95% of all of our executives);
- relocation of our principal executive offices outside of the middle-Tennessee area or basing (without mutual consent) the officer anywhere other than our principal executive offices; or
- assignment of duties inconsistent, or the significant reduction of the title, powers and functions associated, with the named executive officer's position without his or her written consent. For all named executive officers other than Mr. Dreiling, such acts will not constitute good reason if it results from our restructuring or realignment of duties and responsibilities for business reasons that leaves him or her at the same rate of base salary, annual target bonus opportunity, and officer level and with similar responsibility levels or results from his or her failure to meet pre-established and objective performance criteria.

No event (but in the case of Mr. Dreiling, no isolated, insubstantial and inadvertent event not in bad faith) will constitute "good reason" if we cure the claimed event within 30 days (10 business days in the case of Mr. Dreiling) after receiving notice from the named executive officer.

Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement. If any named executive officer resigns with good reason, he or she will forfeit all then unvested options, all then unvested performance-based restricted stock and all then unvested performance share units held by that officer. He or she generally may exercise any vested options that were granted in 2012 up to 90 days following the resignation date and generally may exercise any vested options that were granted prior to 2012 (unless, with respect to Mr. Vasos we purchase such vested options in total at a price equal to the fair market value of the underlying shares, less the aggregate exercise price) for the following periods from the resignation date: 180 days (options granted to Mr. Dreiling on or before January 21, 2008) or 90 days (options granted to Messrs. Dreiling and Vasos prior to 2012 but after January 21, 2008).

In the event any named executive officer (other than Mr. Dreiling) resigns under the circumstances described in (2) below, or in the event we fail to extend the term of Mr. Dreiling's employment as provided in (3) below, the relevant named executive officer's equity will be treated as described under "Voluntary Termination without Good Reason" below.

Additionally, if the named executive officer (1) resigns with good reason, or (2) in the case of named executive officers other than Mr. Dreiling, resigns within 60 days of our failure to offer to renew, extend or replace his or her employment agreement before, at or within 6 months after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the named executive officer's voluntary retirement or termination), or (3) in the case of Mr. Dreiling, in the event we elect not to extend his term of employment by providing 60 days prior written notice before the applicable extension date, then in each case the named executive officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a release of certain claims against us and our affiliates in the form attached to the employment agreement:

- Continuation of base salary, as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.

- A lump sum payment equal to 2 times the average percentage of the named executive officer's target bonus paid or to be paid to employees at the same job grade level as the named executive officer (if any) under the annual bonus program for officers for the 2 fiscal years immediately preceding the fiscal year in which the termination date occurs (for Mr. Dreiling, the bonus payment will equal 2 times his target bonus and will be payable over 24 months in equal installments in accordance with our normal payroll cycles and procedures).
- A lump sum payment equal to 2 times our annual contribution for the named executive officer's participation in our pharmacy, medical, dental and vision benefits program (in the case of Mr. Dreiling, these benefits instead will be in the form of a continuation of these benefits to him and his spouse and eligible dependents to the extent covered immediately prior to the employment termination, for 2 years from the termination date or, if earlier, until he is or becomes eligible for comparable coverage under the group health plans of a subsequent employer).
- Mr. Dreiling will receive a prorated bonus payment based on our performance for the fiscal year, paid at the time bonuses are normally paid for that fiscal year.
- Outplacement services for 1 year or, if earlier, until other employment is secured.

Note that any amounts owed to a named executive officer (other than Mr. Dreiling) in the form of salary continuation that would otherwise have been paid during the 60 day period after his or her employment termination will instead be payable in a single lump sum as soon as administratively practicable after the 60th day after such termination date and the remainder will be paid in the form of salary continuation payments as set forth above.

The named executive officer will forfeit any unpaid severance amounts upon a material breach of any continuing obligation under the employment agreement or the release (the "Continuing Obligations"), which include:

- The named executive officer must maintain the confidentiality of, and refrain from disclosing or using, our (a) trade secrets for any period of time as the information remains a trade secret under applicable law and (b) confidential information for a period of 2 years following the employment termination date.
- For a period of 2 years after the employment termination date, the named executive officer may not accept or work in a "competitive position" within any state in which we maintain stores at the time of his or her termination date or any state in which we have specific plans to open stores within 6 months of that date. For this purpose, "competitive position" means any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person engaged wholly or in material part in the business in which we are engaged, including but not limited to Wal-Mart, Sam's Club, Target, Costco, K-Mart, Big Lots, BJ's Wholesale Club, Walgreens, Rite-Aid, CVS, Family Dollar Stores, Fred's, the 99 Cents Stores, Casey's General Stores, Inc., Pantry, Inc. and Dollar Tree Stores (Sam's Club, Big Lots, Walgreens, Rite-Aid and CVS are not specifically listed in Mr. Dreiling's employment agreement), or any person then planning to enter the discount consumable basics retail business, if the named executive officer is required to perform services for that person which are substantially similar to those he or she provided or directed at any time while employed by us.

- For a period of 2 years after the employment termination date, the named executive officer may not actively recruit or induce any of our exempt employees (exempt executives, in the case of Mr. Dreiling) to cease employment with us.

- For a period of 2 years after the employment termination date, the named executive officer may not solicit or communicate with any person who has a business relationship with us and with whom the named executive officer had contact while employed by us, if that contact would likely interfere with our business relationships or result in an unfair competitive advantage over us.

Voluntary Termination without Good Reason. If the named executive officer resigns without good reason, he or she will forfeit all then unvested options, all vested but unexercised options that were granted prior to 2012, all then unvested performance-based restricted stock, and all then unvested performance share units. The named executive officer generally may exercise any vested options that were granted in 2012 up to 90 days following the resignation date.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination vary depending upon whether termination is with or without "cause". "Cause" generally means (as more fully described in the applicable employment agreement):

- Attendance at work in a state of intoxication or being found in possession of any prohibited drug or substance which would amount to a criminal offense;

- Assault or other act of violence;

- For Mr. Dreiling, any act (other than a de minimis act) of fraud or dishonesty in connection with the performance of his duties. For each other named executive officer, any act involving fraud or dishonesty, or any material act of misconduct relating to the performance of the executive's duties;

- Any material breach of any securities or other law or regulation or any Dollar General policy governing securities trading or inappropriate disclosure or "tipping" relating to any stock, security and investment;

- Any activity or public statement, other than as required by law, that prejudices Dollar General or our affiliates (specifically including, for Mr. Dreiling, any limited partner of any parent entity of Dollar General) or reduces our or our affiliates' good name and standing or would bring Dollar General or its affiliates into public contempt or ridicule; or

- Conviction of, or plea of guilty or *nolo contendere* to, any felony whatsoever or any misdemeanor that would preclude employment under our hiring policy.

For purposes of Mr. Tehle, Mr. Vasos, Ms. Lanigan and Mr. Sparks, "cause" also means (as more fully described in the applicable employment agreement):

- Willful or repeated refusal or failure substantially to perform his or her material obligations and duties under his or her employment agreement or those reasonably directed by his or her supervisor, our CEO and/or the Board (except in connection with a Disability); or

- Any material violation of our Code of Business Conduct and Ethics.

For purposes of the equity awards granted in 2012, "cause" shall be as defined in the applicable employment agreement or change-in-control agreement (in the absence of an employment agreement) or, in the absence of either of such agreements, "cause" is defined materially consistent with the definition set forth above.

Involuntary Termination for Cause. If the named executive officer is involuntarily terminated for cause, he or she will forfeit all unvested equity grants and all vested but unexercised options.

Involuntary Termination without Cause. If any named executive officer is involuntarily terminated without cause, he or she:

- Will forfeit all then unvested options, all then unvested performance-based restricted stock and all unvested performance share units held by that officer.
- Generally may exercise any vested options that were granted in 2012 up to 90 days following the resignation date and generally may exercise any vested options that were granted prior to 2012 (unless, with respect to Mr. Vasos we purchase such vested options in total at a price equal to the fair market value of the underlying shares, less the aggregate exercise price) for the following periods from the resignation date: 180 days (options granted to Mr. Dreiling on or before January 21, 2008) or 90 days (options granted to Messrs. Dreiling and Vasos prior to 2012 but after January 21, 2008).
- Will receive the same severance payments and benefits, as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

Payments After a Change in Control

Upon a change in control (as defined under each applicable governing document), regardless of whether the named executive officer's employment terminates:

- All time-vested options will vest and become immediately exercisable as to 100% of the shares subject to such options immediately prior to a change in control.
- All performance-vested options will vest and become immediately exercisable as to 100% of the shares subject to such options immediately prior to a change in control if, as a result of the change in control, (x) investment funds affiliated with KKR realize a specified internal rate of return on 100% of their aggregate investment, directly or indirectly, in our equity securities (the "Sponsor Shares") and (y) the investment funds affiliated with KKR earn a specified cash return on 100% of the Sponsor Shares; provided, however, that in the event a change in control occurs in which more than 50% but less than 100% of our common stock or other voting securities or the common stock or other voting securities of Buck Holdings, L.P. is sold or otherwise disposed of, then the performance-vested options will become vested up to the same percentage of Sponsor Shares on which investment funds affiliated with KKR achieve a specified internal rate of return on their aggregate investment and earn a specified return on their Sponsor Shares.
- If the change in control occurs prior to the completion of the applicable performance period, all unvested performance share units that have not previously become vested and nonforfeitable, or have not previously been forfeited, will immediately be deemed earned at the target level and shall vest, become nonforfeitable and be paid upon the change in control.

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- If the change in control occurs after the completion of the applicable performance period, all previously earned but unvested performance share units that have not previously become vested and nonforfeitable, or have not previously been forfeited, will immediately vest, become nonforfeitable and be paid upon the change in control.
- Mr. Dreiling's performance-based restricted shares that have not previously become vested and nonforfeitable, or have not previously been forfeited, shall be deemed fully earned and shall become vested and nonforfeitable if the change in control occurs on or before any date on which it is determined that the applicable performance measure required for vesting has been achieved.
- All CDP/SERP Plan benefits will become fully vested (to the extent not already vested).

If the named executive officer is involuntarily terminated without cause or resigns for good reason following the change in control, he or she will receive the same severance payments and benefits as described above under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement." However, the named executive officer will have 1 year from the termination date in which to exercise vested options that were granted in 2012 if he or she resigns or is involuntarily terminated within 2 years of the change in control under any scenario other than retirement or involuntary with cause (in which cases, he or she will have 5 years from the retirement date to exercise vested options and will forfeit any vested but unexercised options held at the time of the termination with cause).

If any payments or benefits in connection with a change in control (as defined in Section 280G of the Internal Revenue Code) would be subject to the "golden parachute" excise tax under federal income tax rules, we will pay an additional amount to the named executive officer to cover the excise tax and any other excise and income taxes resulting from this payment. However, other than with respect to Mr. Dreiling and Mr. Sparks, if after receiving this payment the named executive officer's after-tax benefit would not be at least $50,000 more than it would be without this payment, then this payment will not be made and the severance and other benefits due to the named executive officer will be reduced so that the golden parachute excise tax is not incurred. In Mr. Sparks' case, his employment agreement provides for a capped payment (taking into consideration all payments covered by Section 280G of the Internal Revenue Code) of $1 less than the amount that would trigger the golden parachute excise tax unless he signs a release and his after-tax benefit would be at least $50,000 more than it would be without the capped payment, but we would not pay an additional amount to cover the excise tax.

For purposes of the CDP/SERP Plan, a change in control generally is deemed to occur (as more fully described in the plan document):

- if any person (other than Dollar General or any of our employee benefit plans) acquires 35% or more of our voting securities (other than as a result of our issuance of securities in the ordinary course of business);
- if a majority of our Board members at the beginning of any consecutive 2-year period are replaced within that period without the approval of at least ⅔ of our Board members who served as directors at the beginning of the period; or
- upon the consummation of a merger, other business combination or sale of assets of, or cash tender or exchange offer or contested election with respect to, Dollar General if less than a majority of our voting securities are held after the transaction in the aggregate by holders of our securities immediately prior to the transaction.

For purposes of the treatment of equity discussed above, a change in control generally means (as more fully described in the Amended and Restated 2007 Stock Incentive Plan):

- the sale or disposition in one or a series of related transactions of all or substantially all of our assets to any person (or group of persons acting in concert), other than to us or our affiliates;
- any person (or group of persons acting in concert), other than us or our affiliates, directly or indirectly acquires more than 50% of the total voting power of our voting stock or of the voting stock of any entity that controls us, including by way of merger, consolidation, tender or exchange offer or otherwise;
- a reorganization, recapitalization, merger or consolidation involving our Company unless securities representing 50% or more of the combined voting power of the then outstanding voting securities are held after the transaction by the beneficial owners of our voting securities immediately prior to the transaction; or
- if a majority of our Board members at the beginning of any consecutive 24-month period are replaced within that period without the approval of at least a majority of our Board members who either served as directors at the beginning of the period or whose election or nomination for election was previously so approved.

The following table reflects potential payments to each of our named executive officers in various termination and change in control scenarios based on compensation, benefit, and equity levels in effect on, and assuming the scenario was effective as of, February 1, 2013. For stock valuations, we have used the closing price of our stock on the NYSE on February 1, 2013 ($46.28). The table reports only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario and, as a result, excludes equity awards and CDP/SERP Plan benefits that had vested prior to the event and earned but unpaid base salary through the employment termination date. The table also excludes any amounts that are available generally to all salaried employees and do not discriminate in favor of our executive officers. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

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Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events As of February 1, 2013

Name/Item	Death ($)	Disability ($)	Retirement ($)(1)	Voluntary Without Good Reason ($)	Involuntary Without Cause or Voluntary with Good Reason ($)	Involuntary With Cause ($)	Change in Control ($)
Mr. Dreiling							
Equity Vesting Due to Event(2)	4,592,196	4,592,196	—	n/a	n/a	n/a	17,166,333
Cash Severance	—	1,591,956	n/a	n/a	7,399,603	n/a	7,399,603
Health Continuation(3)	n/a	26,774	n/a	n/a	26,774	n/a	26,774
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	3,000,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**7,592,196**	**6,210,926**	—	—	**7,436,377**	—	**24,602,710**
Mr. Tehle							
Equity Vesting Due to Event	340,772	340,772	—	n/a	n/a	n/a	340,772
Cash Severance	n/a	n/a	n/a	n/a	2,605,058	n/a	2,605,058
Health Payment	n/a	n/a	n/a	n/a	25,320	n/a	25,320
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,734,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**2,074,772**	**340,772**	—	—	**2,640,378**	—	**2,981,149**
Mr. Vasos							
Equity Vesting Due to Event	2,296,357	2,296,357	—	n/a	n/a	n/a	2,296,357
Cash Severance	n/a	n/a	n/a	n/a	2,511,989	n/a	2,511,989
Health Payment	n/a	n/a	n/a	n/a	15,202	n/a	15,202
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,672,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**3,968,357**	**2,296,357**	—	—	**2,537,191**	—	**4,833,548**
Ms. Lanigan							
Equity Vesting Due to Event	340,772	340,772	—	n/a	n/a	n/a	340,772
Cash Severance	n/a	n/a	n/a	n/a	2,127,728	n/a	2,127,728
Health Payment	n/a	n/a	n/a	n/a	16,436	n/a	16,436
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,417,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**1,757,772**	**340,772**	—	—	**2,154,164**	—	**2,494,935**
Mr. Sparks							
Equity Vesting Due to Event	340,772	340,772	—	n/a	n/a	n/a	340,772
Cash Severance	n/a	n/a	n/a	n/a	2,277,377	n/a	2,277,377
Health Payment	n/a	n/a	n/a	n/a	16,436	n/a	16,436
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,516,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**1,856,772**	**340,772**	—	—	**2,303,813**	—	**2,644,584**

(1) None of the named executive officers were eligible for retirement on February 1, 2013.

(2) Includes, in addition to vesting of performance share units and stock options, an estimate of pro-rata vesting to occur during fiscal year 2015 of performance-based restricted stock upon death or disability for Mr. Dreiling, assuming achievement of the required performance target for fiscal year 2014 and using the closing market price of our common stock on February 1, 2013.

(3) Calculated as the combined Company and employee cost for the benefit option selected by Mr. Dreiling for 2013.

(4) Estimated based on the actual cost of outplacement services historically provided to other officers.

Compensation Committee Interlocks and Insider Participation

Each of Messrs. Agrawal, Bryant, Calbert, Jones, Rhodes and Rickard and Ms. Fili-Krushel was a member of our Compensation Committee during all or a portion of 2012. None of these persons was at any time during 2012 an officer or employee of Dollar General or any of our subsidiaries or an officer of Dollar General or any of our subsidiaries at any time prior to 2012. Messrs. Calbert and Agrawal, due to their relationships with KKR, and Mr. Jones, due to his relationship with Goldman, Sachs & Co., may be viewed as having an indirect material interest in certain of our relationships and transactions with KKR and Goldman, Sachs & Co. discussed under "Certain Transactions with Management and Others" above. Messrs. Calbert, Agrawal and Jones no longer serve on the Compensation Committee. Mr. Dreiling serves as a manager of Buck Holdings, LLC, for which Messrs. Calbert, Agrawal and Jones serve as managers.

Compensation Risk Considerations

In March 2013, our Compensation Committee, with the assistance of its compensation consultant and management, reviewed our compensation policies and practices for all employees, including executive officers, to assess the risks that may arise from our compensation programs. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise generate risk to Dollar General. As a result of that assessment, management and the Compensation Committee concluded, after considering the degree to which identified risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program were not reasonably likely to have a material adverse effect on Dollar General.

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SECURITY OWNERSHIP

For purposes of the tables below, a person is a "beneficial owner" of a security over which that person has or shares voting or investment power or which that person has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed. Percentage computations are based on 327,212,294 shares of our common stock outstanding as of March 21, 2013.

Security Ownership of Certain Beneficial Owners

The following table shows the amount of our common stock beneficially owned as of March 21, 2013 by those known by us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Buck Holdings, L.P.(1)	54,145,011(1)	16.5%

(1) Based solely on Statements on Schedule 13G/A filed on February 14, 2013. Buck Holdings, L.P. ("Buck LP") directly holds 54,145,011 shares. The membership interests of Buck Holdings, LLC ("Buck LLC"), the general partner of Buck L.P., are held by a private investor group, including affiliates of KKR and Goldman, Sachs & Co. and other equity investors.

Each of KKR 2006 Fund L.P., KKR PEI Investments, L.P., 8 North America Investor L.P., Buck Co-Invest, LP and KKR Partners III, L.P. (collectively, the "KKR Funds") directly owns limited partnership interests in Buck LP with the majority of such interests held by KKR 2006 Fund, L.P. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Investments, L.P. is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. The sole general partner of 8 North America Investor L.P. is KKR Associates 8 NA L.P., and the sole general partner of KKR Associates 8 NA L.P. is KKR 8 NA Limited. The sole shareholder of KKR 8 NA Limited is KKR Fund Holdings L.P. Buck Holdings Co-Invest GP, LLC is the sole general partner of Buck Holdings Co-Invest, LP, and the managing member of Buck Holdings Co-Invest GP, LLC is KKR Associates 2006 L.P. The sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts.

Each of KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by Buck LP but each has disclaimed beneficial ownership of such shares. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

The Goldman Sachs Group, Inc. ("GS Group") may be deemed to share voting power with respect to 12,055,569 shares held by Buck LP and investment power with respect to 12,079,801 shares held by Buck LP. Each of the following entities directly owns limited partnership interests in Buck LP and may be deemed to share voting and investment power with respect to the specified number of shares: GS Capital Partners VI Parallel, L.P. (1,192,339); GS Capital Partners VI GmbH & Co. KG (154,104); GS Capital Partners VI Fund, L.P. (4,336,047); GS Capital Partners VI Offshore Fund, L.P. (3,606,572); Goldman Sachs DGC Investors, L.P. (654,418); Goldman Sachs DGC Investors Offshore Holdings, L.P. (1,301,173) and GSUIG L.L.C. (488,897) (collectively, the "Investing Entities"). The shares held by the Investing Entities may be deemed to be beneficially owned by Goldman, Sachs & Co. The general partner, managing general partner or other manager of each of the Investing Entities is an affiliate of GS Group. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of GS Group. Goldman, Sachs & Co. is the investment manager of certain of the Investing Entities. Each of the Investing Entities disclaims beneficial ownership of shares of common stock owned by Buck LP or by the other investors of Buck LP, except to the extent disclosed above. The address of each of the Investing Entities other than GS Capital Partners VI GmbH & Co. KG is c/o Goldman, Sachs & Co., 200 West Street 28th floor, New York, New York 10282. The address of GS Capital Partners VI GmbH & Co. KG is Messeturm, Friedrich-Ebert-Anlage 49 60323, Frankfurt/Main, Germany.

Proxy

Security Ownership of Officers and Directors

The following table shows the amount of our common stock beneficially owned as of March 21, 2013 by our directors and named executive officers individually and by our directors and all of our executive officers as a group. Unless otherwise noted, these persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Raj Agrawal(1)(2)(4)	6,833	*
Warren F. Bryant(2)(4)	10,833	*
Michael M. Calbert(1)(2)(4)	16,833	*
Sandra B. Cochran(2)	—	*
Patricia D. Fili-Krushel(2)	2,500	*
Adrian Jones(2)(3)(4)	6,833	*
William C. Rhodes, III(2)(4)(5)	21,833	*
David B. Rickard(2)(4)	11,085	*
Richard W. Dreiling(2)(4)(6)	1,323,753	*
David M. Tehle(2)(4)	88,941	*
Todd J. Vasos(2)(4)	149,866	*
Susan S. Lanigan(2)(4)	50,955	*
Gregory A. Sparks(2)(4)	10,933	*
All directors and executive officers as a group (16 persons)(1)(2)(3)(4)(5)(6)	1,917,440	*

* Denotes less than 1% of class.

(1) Messrs. Agrawal and Calbert are executives of KKR, which as discussed above under "Security Ownership of Certain Beneficial Owners" may be deemed to share investment and/or voting power with respect to the shares held by Buck LP. Messrs. Calbert and Agrawal disclaim beneficial ownership of any such shares.

(2) Excludes shares underlying certain restricted stock units held by each of the named holders, but over which they have no voting or investment power nor the right to acquire beneficial ownership within 60 days of March 21, 2013.

(3) Mr. Jones is a managing director of Goldman, Sachs & Co. As discussed above under "Security Ownership of Certain Beneficial Owners," the GS Group may be deemed to share investment and/or voting power with respect to certain shares held by Buck LP. Mr. Jones disclaims beneficial ownership of the shares owned directly or indirectly by the GS Group except to the extent of his pecuniary interest therein, if any. We also have been advised that Mr. Jones holds the shares reported in the table for the benefit of the GS Group.

(4) Includes the following number of shares underlying restricted stock units that are settleable within 60 days of March 21, 2013, over which the person will not have voting or investment power until the restricted stock units are settled: Mr. Bryant (1,017); Mr. Calbert (1,525); Mr. Jones (346); and Mr. Rickard (1,459). Also includes the following number of shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2013 over which the person will not have voting or investment power until the options are exercised: each of Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes (4,962); Mr. Rickard (4,780); Mr. Dreiling (665,007); Mr. Tehle (9,360); Mr. Vasos (143,983); Ms. Lanigan (9,360); Mr. Sparks (9,360); and all current directors and executive officers as a group (1,023,870). The shares described in this note are considered outstanding for the purpose of computing the

percentage of outstanding stock owned by each named person and by the group, but not for the purpose of computing the percentage ownership of any other person.

(5) Mr. Rhodes shares voting and investment power of 16,871 shares with his spouse, Amy Rhodes.

(6) Includes 326,037 shares of performance-based restricted common stock over which Mr. Dreiling possesses voting power but will not possess investment power until such time as such shares may vest upon achievement of certain performance targets.

PROPOSAL 2:
VOTE REGARDING CHARTER AMENDMENT

What am I being asked to approve?

Our Board of Directors is recommending that you approve an amendment to our Amended and Restated Charter, referred to herein as the charter amendment, to provide for majority voting in uncontested elections of directors. The disclosure below is a summary of the purpose and effect of the charter amendment, as well as the text of the charter amendment.

What is a majority voting standard for the election of directors?

Under a majority voting standard for the election of directors, a director nominee will not be elected unless the number of votes cast "for" his or her election exceed the number of votes cast "against" his or her election.

How are director nominees currently elected to our Board of Directors?

The Tennessee Business Corporation Act provides that, unless otherwise specified in a company's charter, a director is elected by a plurality of the votes cast in the election. Because our existing charter does not specify the voting standard required in director elections, our directors currently are elected by a plurality vote as described under "Proposal 1".

Why should I approve the charter amendment?

In making its recommendation, our Board of Directors and the CNG Committee carefully considered the advantages of both majority and plurality voting standards for the election of directors, analyzed current corporate governance trends, including the standards for voting in director elections in place at other Fortune 500 companies, and evaluated the appropriateness of a majority voting standard in light of our overall corporate governance structure.

Our Board of Directors and the CNG Committee also considered the benefits of retaining a plurality voting standard, including the greater certainty that the annual election will result in a full and duly elected Board. By contrast, a majority voting standard carries with it the possibility that (i) the CEO or another management director might fail to be elected, (ii) our ability to comply with NYSE listing standards and SEC requirements with respect to independent directors may be impaired, and (iii) the triggering of a possible "change in control" may occur due to the failure of a majority of the directors to be elected. Nevertheless, we believe that generally requiring directors to be elected by a majority of the votes cast both ensures that only directors with broad acceptability among our voting shareholders will be elected and enhances the accountability of each elected director to our shareholders. On balance, our Board and the CNG Committee concluded that a majority vote standard would be in our and our shareholders' best interests and would conform our director election voting standards with a large percentage of our peer companies.

Under a majority voting standard, shareholders will also be entitled to "abstain" from voting in the election of a director. Abstentions and broker non-votes will have no effect in determining whether the required affirmative majority vote has been obtained. In the case of a contested election, that is, an election for which the number of nominees exceeds the number of directors to be elected, directors will continue to be elected by a plurality of the votes cast by our shareholders entitled to vote in the election.

What happens if an incumbent director nominee fails to receive a majority of the votes cast for his or her election in an uncontested election?

Under Tennessee law, a director continues in office until a successor is elected and qualified, even if the director is not reelected in an uncontested election. To address the status of a "holdover" incumbent director who fails to receive a majority of the votes cast for his or her election in an uncontested election, we intend to implement a director resignation policy to be set forth in our Corporate Governance Guidelines. This policy will require a director to tender his or her resignation upon receiving, in an uncontested election, a greater number of votes cast against his or her election than in favor of his or her election. The Board has adopted this policy through amendments to the Corporate Governance Guidelines that are contingent upon and will be effective immediately following the approval of the charter amendment by the shareholders.

Under the resignation policy, the Board, taking into account the recommendation of the Nominating and Governance Committee, will determine whether to accept a tendered resignation. The Nominating and Governance Committee and the Board of Directors, in making their decisions, may consider any factor or other information that they deem relevant, including whether the "holdover" director's resignation may result in any adverse impact to us, including under any NYSE or SEC board or committee composition requirement. The Board will be required to publicly disclose its decision and its rationale. The director who tenders his or her resignation will not be permitted to participate in deliberations of or voting by the Nominating and Governance Committee or the Board regarding his or her resignation.

If the Board rejects the offered resignation, the director will continue to serve until the next annual shareholders' meeting and until his or her successor is duly elected or his or her resignation or removal in accordance with our Bylaws. If the Board accepts the offered resignation, or if a nominee for director, who is not an incumbent director, is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or decrease the size of the Board, in each case pursuant to the provisions of our Bylaws.

How would the charter amendment read?

The proposed charter amendment would amend our current charter by inserting a new Article 10 in the form set forth below immediately following Article 9 of our current charter:

> "10. Except as provided in Article 9 or in the case of a contested election, a nominee for director shall be elected by the affirmative vote of a majority of the votes cast in favor of or against the election of such nominee by holders of shares entitled to vote in the election at a meeting for the election of directors at which a quorum is present. For purposes of this Article 10, "affirmative vote of a majority of the votes cast" shall mean that the number of votes cast in favor of the election of such nominee exceeds the number of votes cast against the election of such nominee; abstentions and broker non-votes shall not be deemed to be votes cast for purposes of tabulating the vote. In a contested election, a nominee for director shall be elected by a plurality of the votes cast by holders of shares entitled to vote in the election at a meeting for the election of directors at which a quorum is present. An election shall be considered "contested" if there are more nominees for election than positions on the Board of Directors to be filled by election at the meeting. The determination of the number of nominees for purposes of this subsection shall be made as of (i) the expiration of the time fixed by the Amended and Restated Bylaws of the corporation, as the same may be amended from time to time, for advance notice by a shareholder of an intention to nominate directors, or (ii) absent such a provision, at a time publicly announced by the Board of

Directors which is not more than 14 days before notice is given of the meeting at which the election is to occur."

What vote is required to approve the charter amendment and, if approved, when will the charter amendment be effective?

The charter amendment will be approved if the votes cast in favor of adopting the charter amendment exceed the votes cast against it. If approved, the charter amendment will become effective upon the filing of articles of amendment with the Tennessee Secretary of State. We would make such a filing promptly after the annual meeting. If approved, nominees to our Board of Directors will be elected under a majority voting standard beginning at the next meeting of shareholders at which directors are elected.

What does the Board of Directors recommend?

Our Board unanimously recommends that you vote **FOR** approval of the charter amendment.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended February 1, 2013,
- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T,
- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and
- discussed with Ernst & Young LLP their independence from Dollar General and its management.

Based on these reviews and discussions, the Audit Committee unanimously recommended to the Board of Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended February 1, 2013 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that Dollar General's financial statements are complete, accurate, or in accordance with generally accepted accounting principles. Dollar General's management and independent auditor have this responsibility. The Audit Committee also does not have the duty to assure compliance with laws and regulations or with the policies of the Board of Directors.

This report has been furnished by the members of the Audit Committee:

- David B. Rickard, Chairman
- Warren F. Bryant
- Sandra B. Cochran
- William C. Rhodes, III

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

PROPOSAL 3:
RATIFICATION OF APPOINTMENT OF AUDITORS

Who has the Audit Committee selected as the independent registered public accounting firm?

The Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the 2013 fiscal year. Ernst & Young LLP has served in that capacity since October 2001.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What does the Board of Directors recommend?

Our Board unanimously recommends that you vote **FOR** the ratification of Ernst & Young LLP as our independent registered public accounting firm for the 2013 fiscal year. The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, our Audit Committee will consider that result in selecting our independent registered public accounting firm in the future.

FEES PAID TO AUDITORS

What fees were paid to the independent registered public accounting firm in 2012 and 2011?

The following table sets forth the aggregate fees for professional audit services rendered to us by Ernst & Young LLP for the audit of our consolidated financial statements for the past two fiscal years and fees billed for other services rendered by Ernst & Young LLP during the past two fiscal years:

Service	2012 Aggregate Fees Billed ($)	2011 Aggregate Fees Billed ($)
Audit Fees(1)	2,057,071	1,973,644
Audit-Related Fees(2)	29,500	29,500
Tax Fees(3)	1,995,318	1,547,980
All Other Fees(4)	6,000	6,000

(1) 2012 and 2011 fees include fees for services related to secondary offerings of our common stock by certain of our shareholders.

(2) 2012 and 2011 fees include services relating to the employee benefit plan audit.

(3) 2012 and 2011 fees relate primarily to tax compliance services, which represented $1,896,318 and $1,414,000 in 2012 and 2011, respectively, for work related to work opportunity tax credit assistance, HIRE Act payroll tax services, and foreign sourcing offices' tax compliance. The remaining tax fees relate to consulting services, including examination reviews assistance and tax advisory services related to inventory.

(4) 2012 and 2011 fees include a subscription fee to an on-line accounting research tool.

How does the Audit Committee pre-approve services provided by the independent registered public accounting firm?

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. Where feasible, the Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent registered public accounting firm of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent registered public accounting firm. The Committee's chairperson (or any Committee member if the chairperson is unavailable) may pre-approve such services in between Committee meetings, and must report to the Committee at its next meeting with respect to all services so pre-approved. The Committee pre-approved 100% of the services provided by Ernst & Young LLP during 2012 and 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The United States securities laws require our executive officers, directors, and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2012, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Securities Exchange Act of 1934 except that (1) each of Mr. Flanigan, Mr. Ravener and Mr. Vasos filed 1 late Form 4 to report 2, 2 and 1 acquisitions, respectively, of stock options to purchase shares of Dollar General common stock resulting from the accelerated vesting in connection with the sale of shares of our common stock by certain of our shareholders pursuant to a Rule 10b5-1 trading plan; and (2) Mr. Jones filed 1 late Form 4 to report a decrease in a short position in a basket of stocks, that may be deemed to be beneficially owned directly by Goldman Sachs International and indirectly by The Goldman Sachs Group, Inc., that includes shares of Dollar General common stock. Mr. Jones is a managing director of Goldman, Sachs & Co., a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Mr. Jones disclaims beneficial ownership of the shares involved in the transaction except to the extent of his pecuniary interest therein.

SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

To be considered for inclusion in our proxy materials relating to the 2014 annual meeting of shareholders, eligible shareholders must submit proposals that comply with relevant SEC regulations no later than December 12, 2013. To introduce other new business at the 2014 annual meeting, you must provide written notice to us no earlier than the close of business on January 29, 2014 and no later than the close of business on February 28, 2014, and comply with the advance notice provisions of our Bylaws. If we are not notified of a shareholder proposal by February 28, 2014, then the proxies held by our management may provide the discretion to vote against such shareholder proposal, even though the proposal is not discussed in our proxy materials sent in connection with the 2014 annual meeting of shareholders.

Shareholder proposals should be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072. Shareholder proposals that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals have complied with the requirements of our Bylaws.

DOLLAR GENERAL®

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Received SEC
APR 1 2 2013
Washington, DC 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 1, 2013

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION

(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

10-K

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of the exchange on which registered
Common Stock, par value $0.875 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate fair market value of the registrant's common stock outstanding and held by non-affiliates as of August 3, 2012 was $11.46 billion calculated using the closing market price of our common stock as reported on the NYSE on such date ($51.90). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 327,091,344 shares of common stock outstanding as of March 15, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the Registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on May 29, 2013.

10-K

INTRODUCTION

General

This report contains references to years 2013, 2012, 2011, 2010, 2009 and 2008, which represent fiscal years ending or ended January 31, 2014, February 1, 2013, February 3, 2012, January 28, 2011, January 29, 2010, and January 30, 2009, respectively. Our fiscal year ends on the Friday closest to January 31, and each of the years listed will be or were 52-week years, with the exception of 2011 which consisted of 53 weeks. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames may appear in this report without the ® or TM symbol which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws throughout this report, particularly under the headings "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Note 9—Commitments and Contingencies," among others. You can identify these statements because they are not limited to historical fact or they use words such as "may," "will," "should," "could," "believe," "anticipate," "project," "plan," "expect," "estimate," "forecast," "goal," "potential," "opportunity," "intend," "will likely result," or "will continue" and similar expressions that concern our strategy, plans, intentions or beliefs about future occurrences or results. For example, all statements relating to our estimated and projected expenditures, cash flows, results of operations, financial condition and liquidity; our plans, objectives and expectations for future operations, growth or initiatives; or the expected outcome or effect of pending or threatened litigation or audits are forward-looking statements.

All forward-looking statements are subject to risks and uncertainties that may change at any time, so our actual results may differ materially from those that we expected. We derive many of these statements from our operating budgets and forecasts, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors, and we cannot anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from the expectations expressed in our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All forward-looking statements are qualified in their entirety by these and other cautionary statements that we make from time to time in our other SEC filings and public communications. You should evaluate such statements in the context of these risks and uncertainties. These factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we anticipate or, even if substantially realized, that they will result in the consequences or affect us in the way we expect. Forward-looking statements are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

10-K

PART I

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 10,557 stores located in 40 states as of March 1, 2013, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumables, seasonal, home products and apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our merchandise at everyday low prices (typically $10 or less) through our convenient small-box locations, with selling space averaging approximately 7,300 square feet.

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. In November 2009 our common stock again became publicly traded.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores. We continually evaluate the needs and demands of our customers and modify our merchandise selections and pricing accordingly, while remaining focused on increasing profitability for our shareholders.

Fiscal year 2012 represented our 23rd consecutive year of same-store sales growth. This growth, regardless of economic conditions, suggests that we have a less cyclical model than most retailers and, we believe, is a result of our compelling value and convenience proposition.

Our attractive store economics, including a relatively low initial investment and simple, low cost operating model, have allowed us to grow our store base to current levels, and provide us significant opportunities to continue our profitable store growth strategy.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices on national brand and quality private brand products in convenient locations and our easy "in and out" shopping format create a compelling shopping experience that distinguishes us from other discount, convenience and drugstore retailers. Our slogan, "Save time. Save money. Every day!" summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as to profitably coexist alongside larger retailers in more competitive markets. Our compelling value and convenience proposition is evidenced by the following attributes of our business model:

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities, currently with approximately 70% serving communities with populations of less than 20,000. In more densely populated areas, our small-box stores typically serve the closely surrounding neighborhoods. The majority of our customers live within three to five miles, or a

10-minute drive, of our stores. Our close proximity to customers drives customer loyalty and trip frequency and makes us an attractive alternative to large discount and other large-box retail and grocery stores which are often located farther away. Our low-cost economic model enables us to serve many areas with fewer than 1,500 households.

- *Time-Saving Shopping Experience.* We also provide customers with a highly convenient shopping experience. Our stores' smaller size allows us to locate parking near the front entrance. Our product offering includes most necessities, such as basic packaged and refrigerated food and dairy products, cleaning supplies, paper products, and health and beauty care items, as well as greeting cards, party supplies, apparel, housewares, hardware and automotive supplies, among others. Our typical store opens at 8:00 a.m. and closes at 9:00 p.m. or 10:00 p.m., seven days per week. Our convenient hours and broad merchandise offering allow our customers to fulfill their routine shopping requirements and minimize their need to shop elsewhere.
- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are highly competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating structure and our strategy to maintain a limited number of stock keeping units ("SKUs") per category, which we believe helps us maintain strong purchasing power. Most items are priced below $10, with approximately 25% at $1 or less. We offer quality nationally advertised brands at these everyday low prices in addition to offering our own comparable quality private brands at value prices.

Substantial Growth Opportunities. We believe we have significant long-term growth potential in the U.S. We have identified significant opportunities to add new stores in both existing and new markets. In addition, we have opportunities within our existing store base to relocate or remodel to better serve our customers. As part of our growth strategy, we are developing and testing new store formats, with a current focus on providing customers convenient access to more affordable perishable food items. See "Our Growth Strategy" for additional details.

Our Growth Strategy

We believe that our strategy and execution capabilities will allow us to capitalize on the considerable growth opportunities afforded by our business model. Specifically, we believe we continue to have significant opportunities to drive profitable growth through increasing same-store sales, expanding our operating profit rate and growing our store base.

Increasing Same-Store Sales. We believe our customer-driven merchandise mix and attractive value proposition, combined with our ongoing new store expansion strategy and the impact of our remodeled and relocated stores, provide a strong basis for increased same-store sales. We define "same-stores" as stores that have been open for at least 13 months at the beginning of each monthly accounting period, and we include stores that have been remodeled, expanded or relocated in our same-store sales calculation. Our average net sales per square foot, based on total stores, increased to $216 in 2012 from $213 in 2011 (which included a contribution of approximately $4 from the 53rd week) and $201 in 2010. We believe we have opportunities to increase our store productivity in 2013 through continued improvement in our in-stock positions, improvements in store space utilization, price optimization and additional operating and merchandising initiatives, including the addition of tobacco products and further expansion of our frozen and refrigerated food offerings, value-priced seasonal items, and electronics.

We remodeled or relocated 592 stores in 2012, and we plan to remodel or relocate approximately 550 stores in 2013. A relocation typically results in an improved, more visible and accessible location, and usually includes increased square footage. A remodel typically involves new fixtures, signage and other upgrades, resulting in an improved in-store experience for our customers. We believe we will continue to have opportunities for additional remodels and relocations beyond 2013.

Expanding Operating Profit Rate. Another key component of our growth strategy is improving our operating profit rate through enhanced gross profit and expense reduction initiatives.

We remain committed to an everyday low price ("EDLP") strategy that our customers can depend on. To strengthen our adherence to this strategy and still protect gross profit, we utilize various pricing and merchandising options, including zone pricing, markdown optimization strategies and changes to our product selection, such as alternate national brands and the expansion of our private brands, which generally have higher gross profit rates. In addition, we maintain an ongoing focus on reducing transportation and distribution costs as well as minimizing inventory shrinkage and damages. Over the long term, we believe there are additional opportunities to reduce product costs, including further expansion of our private brands, additional shrink reduction, benefits from expansion of foreign sourcing and incremental distribution and transportation efficiencies. We also plan to continue to introduce new non-consumable products. The addition of tobacco products and the further expansion of coolers are expected to modestly pressure our operating profit rate in 2013.

As part of our ongoing effort to improve our cost structure and enhance efficiencies throughout the organization, in 2012, we simplified many of our store processes and achieved significant incremental benefits from our store workforce management program, implemented in 2011. We expect to achieve further efficiencies in 2013 and to realize additional cost savings from our centralized procurement initiative.

Growing Our Store Base. After slowing our growth rate in 2007 and 2008 to focus on significantly improving the sales and profitability of our stores, we accelerated our expansion in 2009 and have grown our retail square footage by approximately 7% annually since that time. In 2012, we made our initial entrance into California and Massachusetts, and in 2011 we entered Connecticut, New Hampshire and Nevada, our first new states since 2006. We have confidence in our real estate disciplines and in our ability to identify, open and operate successful new stores. In 2013, we plan to again increase our square footage by approximately 7% as we further expand in our core markets and newer states and continue to evaluate our long-term opportunities to best serve the needs of customers in new markets and more densely populated metropolitan areas.

Our Merchandise

We offer a focused assortment of everyday necessities, which drive frequent customer visits, and key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We sell high quality national brands from leading manufacturers such as Procter & Gamble, PepsiCo, Coca-Cola, Nestle, General Mills, Unilever, Kimberly Clark, Kellogg's and Nabisco, which are typically found at higher retail prices elsewhere. Additionally, our private brand consumables offer even greater value with options to purchase value items and national brand equivalent products at substantial discounts to the national brand.

Our stores generally offer approximately 10,000 total SKUs per store; however, the number of SKUs in a given store can vary based upon the store's size, geographic location, merchandising initiatives, seasonality, and other factors. Most of our products are priced at $10 or less, with approximately 25% at $1 or less. We separate our merchandise into four categories: 1) consumables; 2) seasonal; 3) home products; and 4) apparel.

Consumables is our largest category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, laundry and other home cleaning supplies); packaged food (such as cereals, canned soups and vegetables, condiments, spices, sugar and flour); perishables (such as milk, eggs, bread, frozen meals, beer and wine); snacks (including candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (including over-the-counter medicines and personal care products, such as soap, body wash, shampoo, dental hygiene and foot care products); and pet (including pet supplies and pet food).

Seasonal products include decorations, toys, batteries, small electronics, greeting cards, stationery, prepaid phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products includes kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes casual everyday apparel for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:


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	2012	2011	2010
Consumables	73.9%	73.2%	71.6%
Seasonal	13.6%	13.8%	14.5%
Home products	6.6%	6.8%	7.0%
Apparel	5.9%	6.2%	6.9%

Our seasonal and home products categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

The Dollar General Store

The typical Dollar General store has, on average, approximately 7,300 square feet of selling space and is typically operated by a store manager, an assistant store manager and three or more sales clerks. Approximately 63% of our stores are in freestanding buildings and 37% are in strip shopping centers. Most of our customers live within three to five miles, or a 10 minute drive, of our stores.

Our traditional store strategy features a low cost, no frills building with limited maintenance capital, low operating costs, and a focused merchandise offering within a broad range of categories, allowing us to deliver low retail prices while generating strong cash flows and investment returns. Our initial capital investment in new stores varies depending on the lease structure or ownership as well as the size and location of the store. "Plus" stores, our new format with a significantly expanded frozen and refrigerated food section when compared to our traditional stores, have higher initial capital costs and are more costly to operate. Likewise, additional space, equipment, and operating costs, including store labor, are required in our Dollar General Market stores, primarily to handle fresh meats and produce. In 2012, a significant majority of the new stores we opened were traditional stores. We are continuing to test the Plus and Market concepts and look for areas to increase sales productivity and lower our costs to open and operate.

We generally have had good success in locating suitable store sites in the past, and we believe that there is ample opportunity for new store growth in existing and new markets. In addition, we believe we have significant opportunities available for our relocation and remodel programs. We remodeled or relocated 592 stores in 2012, 575 in 2011 and 504 in 2010. Our remodels and relocations in 2012 included 82 stores which we converted to Plus stores. At the end of 2012, we operated 10,272 traditional stores, 124 Plus stores, averaging approximately 10,000 square feet of selling space, and 110 Dollar General Market stores, averaging approximately 16,000 square feet of selling space.

Our recent store growth is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Year
2010	8,828	600	56	544	9,372
2011	9,372	625	60	565	9,937
2012	9,937	625	56	569	10,506

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from using Dollar General for fill-in shopping, to making periodic trips to stock up on household items, to making weekly or more frequent trips to meet most essential needs. We generally locate our stores and plan our merchandise selections to best serve the needs of our core customers, the low to lower-middle or fixed income households often underserved by other retailers. At the same time, however, customers from a wide range of income brackets and life stages appreciate our quality merchandise and attractive value and convenience proposition and are loyal Dollar General shoppers. In the last year, we have continued to see increases in the annual number of shopping trips that our customers make to our stores as well as the amount spent during each trip.

To attract new and retain existing customers, we continue to focus on product quality and selection, in-stock levels and pricing, targeted advertising, improved store standards, convenient site locations, and a pleasant overall customer experience.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise, such as Procter & Gamble, PepsiCo, Coca-Cola, Nestle, General Mills, Unilever, Kimberly Clark, Kellogg's, and Nabisco. Despite our broad offering, we maintain only a limited number of SKUs per category, giving us a pricing advantage in dealing with our suppliers. Approximately 8% and 7% of our purchases in 2012 were from our largest and second largest suppliers, respectively. Our private brands come from a diversified supplier base. We directly imported approximately $765 million or 7% of our purchases at cost (11% of our purchases based on their retail value) in 2012. Our vendor arrangements generally provide for payment for such merchandise in U.S. dollars.

We have consistently managed to obtain sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs or reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

Distribution and Transportation

Our stores are currently supported by eleven distribution centers located strategically throughout our geographic footprint, including a distribution center in Bessemer, Alabama which began shipping to stores in March 2012 and a leased distribution facility in Lebec, California which began shipping in April 2012. We currently have a distribution center under construction in Pennsylvania which is expected to begin shipping in early 2014. We lease additional temporary warehouse space as necessary to support our distribution needs. Over the past few years we have made significant investments in facilities, technological improvements and upgrades, and we continue to improve work processes, all of which increase our efficiency and ability to support our merchandising and operations initiatives as well as our new store growth. We continually analyze and rebalance the network to ensure that it remains efficient and provides the service our stores require. See "—Properties" for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distribution centers and is delivered to our stores by third-party trucking firms, utilizing our trailers. Our agreements with these trucking firms are based on estimated costs of diesel fuel, with the difference in estimated and current market fuel costs passed through to us. The costs of diesel fuel are significantly influenced by international, political and economic circumstances. Our average cost per gallon of diesel fuel increased slightly in 2012 and more significantly in 2011. If further price increases were to arise for any reason, including fuel supply shortages or unusual price volatility, the resulting higher fuel prices could materially increase our transportation costs.


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Seasonality

Our business is seasonal to a certain extent. Generally, our highest sales volume occurs in the fourth quarter, which includes the Christmas selling season, and the lowest occurs in the first quarter. In addition, our quarterly results can be affected by the timing of certain holidays, the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as financial transactions such as debt repurchases, common stock offerings and stock repurchases. We purchase substantial amounts of inventory in the third quarter and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during the fourth quarter. In addition, we carry merchandise during our fourth quarter that we do not carry during the rest of the year, such as gift sets, holiday decorations, certain baking items, and a broader assortment of toys and candy.

The following table reflects the seasonality of net sales, gross profit, and net income by quarter for each of the quarters of our three most recent fiscal years. The fourth quarter of the year ended February 3, 2012 was comprised of 14 weeks, and each of the other quarters reflected below were comprised of 13 weeks.

(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended February 1, 2013				
Net sales	$3,901.2	$3,948.7	$3,964.6	$4,207.6
Gross profit	1,228.3	1,263.2	1,226.1	1,367.8
Net income(a)	213.4	214.1	207.7	317.4
Year Ended February 3, 2012				
Net sales	$3,451.7	$3,575.2	$3,595.2	$4,185.1
Gross profit	1,087.4	1,148.3	1,115.8	1,346.4
Net income(b)	157.0	146.0	171.2	292.5
Year Ended January 28, 2011				
Net sales	$3,111.3	$3,214.2	$3,223.4	$3,486.1
Gross profit	999.8	1,036.0	1,010.7	1,130.2
Net income	136.0	141.2	128.1	222.5

(a) Includes expenses, net of income taxes, of $17.7 million related to the redemption of long-term obligations in second quarter of 2012.

(b) Includes expenses, net of income taxes, of $35.4 million related to the redemption of long-term obligations in second quarter of 2011.

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Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. We compete with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. These other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Our direct competitors include Family Dollar, Dollar Tree, Fred's, 99 Cents Only and various local, independent operators, as well as Walmart, Target, Walgreens, CVS, and Rite Aid, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do.

We differentiate ourselves from other forms of retailing by offering consistently low prices in a convenient, small-store format. We believe that our prices are competitive due in part to our low cost operating structure and the relatively limited assortment of products offered. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average costs low, contributing to our ability to offer competitive everyday low prices to our customers. See "—Our Business Model" above for further discussion of our competitive situation.

Our Employees

As of March 1, 2013, we employed approximately 90,500 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel and distribution center and administrative personnel. We have increasingly focused on recruiting, training, motivating and retaining employees, and we believe that the quality, performance and morale of our employees have increased as a result. We currently are not a party to any collective bargaining agreements.

Our Trademarks

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including without limitation the trademarks Dollar General®, Dollar General Market®, Clover Valley®, DG®, Smart & Simple®, trueliving®, Sweet Smiles®, Open Trails®, Bobbie Brooks® Comfort Bay™, and Holiday Style®, along with variations and formatives of these trademarks as well as certain other trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration.

We also hold licenses to use various trademarks owned by third parties, including a license to the Fisher Price brand for certain items of children's clothing through December 31, 2013, and an exclusive license to the Rexall brand through March 5, 2020.

Available Information

Our Web site address is www.dollargeneral.com. We file with or furnish to the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, proxy statements and annual reports to shareholders, and, from time to time, registration statements and other documents. These documents are available free of charge to investors on or through the Investor Information portion of our Web site as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. In addition, the public may read and copy any of the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that web site is http://www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below and the other information contained in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. These risks are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can provide no assurance and make no representation that our mitigation efforts, although we believe they are reasonable, will be successful.

Current economic conditions and other economic factors may adversely affect our financial performance and other aspects of our business by negatively impacting our customer's disposable income or discretionary spending, increasing our costs of goods sold and selling, general and administrative expenses, and adversely affecting our sales or profitability.

We believe many of our customers are on fixed or low incomes and generally have limited discretionary spending dollars. Any factor that could adversely affect that disposable income would decrease our customer's spending and could cause our customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover, greater markdowns on inventory, and a reduction in profitability due to lower margins. Factors that could reduce our customers' disposable income include but are not limited to a further slowdown in the economy, a delayed economic recovery, or other economic conditions such as increased or sustained high unemployment or underemployment levels, inflation, increases in fuel or other energy costs and interest rates, lack of available credit, consumer debt levels, higher tax rates and other changes in tax laws.

Many of the factors identified above that affect disposable income, as well as commodity rates, transportation costs (including the costs of diesel fuel), costs of labor, insurance and healthcare, foreign exchange rate fluctuations, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, also affect our cost of goods sold and our selling, general and administrative expenses, which may adversely affect our sales or profitability. We have limited or no ability to control many of these factors. We experienced escalation of product costs in 2011 as a result of increases in the costs of certain commodities (including cotton, sugar, coffee, groundnuts, resin), and increasing diesel fuel costs. These costs generally stabilized in 2012. We will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

In addition, many of the factors discussed above, along with current global economic conditions and uncertainties, the potential for additional failures or realignments of financial institutions, and the related impact on available credit may affect us and our suppliers and other business partners, landlords and service providers in an adverse manner including, but not limited to, reducing access to liquid funds or credit, increasing the cost of credit, limiting our ability to manage interest rate risk, increasing the risk of bankruptcy of our suppliers, landlords or counterparties to, or other financial institutions involved in, our credit facilities and our derivative and other contracts, increasing the cost of goods to us, and other adverse consequences which we are unable to fully anticipate or control.

Our plans depend significantly on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

We have initiatives (such as those relating to merchandising, sourcing, shrink, private brand, store operations, selling, general and administrative expense reduction, and real estate) in various stages of testing, evaluation, and implementation, upon which we expect to rely to continue to improve our results of operations and financial condition and to achieve our financial plans. These initiatives are inherently risky and uncertain, even when tested successfully, in their application to our business in general. It is possible that successful testing can result partially from resources and attention that cannot be duplicated in broader implementation, particularly in light of the diverse geographic locations of our stores and the fact that our field management is so decentralized. General implementation also may be negatively affected by other risk factors described herein. Successful systemwide implementation relies on consistency of training, stability of workforce, ease of execution, and the absence of offsetting factors that can influence results adversely. Failure to achieve successful implementation of our initiatives or the cost of these initiatives exceeding management's estimates could adversely affect our results of operations and financial condition.

In addition, the success of our merchandising initiatives, particularly those with respect to non-consumable merchandise and store-specific products and allocations, depends in part upon our ability to predict consistently and successfully the products our customers will demand and to identify and timely respond to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to select products that are attractive to customers, to obtain such products at costs that allow us to sell them at a profit, or to effectively market such products, our sales, market share and profitability could be adversely affected. If our merchandising efforts in the non-consumables area are unsuccessful, we could be further adversely affected by our inability to offset the lower margins associated with our consumables business.

We face intense competition that could limit our growth opportunities and adversely impact our financial performance.

The retail business is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, customer service, aggressive promotional activity, customers, and employees. We compete with retailers operating discount, mass merchandise, outlet, warehouse club, grocery, drug, convenience, variety and other specialty stores. This competitive environment subjects us to the risk of adverse impact to our financial performance because of the lower prices, and thus the lower margins, required to maintain our competitive position. Also, companies like ours, due to customer demographics and other factors, may have limited ability to increase prices in response to increased costs without losing competitive position. This limitation may adversely affect our margins and financial performance. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements with suppliers than we can. If we fail to respond effectively to competitive pressures and changes in the retail markets, it could adversely affect our financial performance.

Competition for customers has intensified in recent years as competitors have moved into, or increased their presence in, our geographic markets. In addition, some of our large box competitors are or may be developing small box formats which may produce more competition. We remain vulnerable to the marketing power and high level of consumer recognition of these larger competitors and to the risk that these competitors or others could venture into our industry in a significant way. Generally, we expect a continued increase in competition.

Our private brands may not maintain broad market acceptance and increase the risks we face.

We have substantially increased the number of our private brand items, and the program is a sizable part of our future growth plans. We believe that our success in maintaining broad market acceptance of our private brands depends on many factors, including pricing, our costs, quality and customer perception. We may not achieve or maintain our expected sales for our private brands. As a result, our business, financial condition and results of operations could be materially and adversely affected.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We rely on our distribution and transportation network to provide goods to our stores in a timely and cost-effective manner through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea and truck. Any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs, a decrease in transportation capacity for overseas shipments, or work stoppages or slowdowns) could significantly decrease our ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could also negatively affect our business.

We maintain a network of distribution facilities and have plans to build new facilities to support our growth objectives. Delays in opening distribution centers could adversely affect our future operations by slowing store growth, which may in turn reduce revenue growth. In addition, distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of these projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

Rising fuel costs could materially adversely affect our business.

Fuel prices are significantly influenced by international, political and economic circumstances. Increases in the price of fuel pose a challenge to our continued priority of optimizing our gross profit rate. Sustained inflated prices or further price increases for any reason, including fuel supply shortages or unusual price volatility, could materially increase our transportation costs, adversely affecting our gross profit and results of operations. In addition, competitive pressures in our industry may inhibit our ability to reflect these increased costs in the prices of our products. We will diligently attempt to keep product costs as low as possible as we face these increases while still working to optimize gross profit and meet our customers' needs.

Risks associated with or faced by the domestic and foreign suppliers from whom our products are sourced could adversely affect our financial performance.

The products we sell are sourced from a wide variety of domestic and international suppliers. In 2012, our largest supplier accounted for 8% of our purchases, and our next largest supplier accounted for approximately 7% of such purchases. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

We directly imported approximately 7% of our purchases (measured at cost) in 2012, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods for any reason, such as political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes), the availability and cost of raw materials to suppliers, merchandise quality or safety issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located or from which they import, are beyond our control and could adversely affect our operations and profitability. Because a substantial amount of our imported merchandise comes from China, a change in the Chinese currency or other policies could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. Disruptions due to labor stoppages, strikes or slowdowns, or other disruptions involving our vendors or the transportation and handling industries also may negatively affect our ability to receive merchandise and thus may negatively affect sales. Prolonged disruptions could also materially increase our labor costs both during and following the disruption. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance. As we increase our imports of merchandise from foreign vendors, the risks associated with foreign imports will increase.

Product liability and food safety claims could adversely affect our business, reputation and financial performance.

Despite our best efforts to ensure the quality and safety of the products we sell, we may be subject to product liability claims from customers or penalties from government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products must comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our suppliers. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign suppliers may be hindered by the manufacturers' lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We are subject to governmental regulations, procedures and requirements. A significant change in, or noncompliance with, these regulations could have a material adverse effect on our financial performance.

Our business is subject to numerous and increasing federal, state and local laws and regulations. We routinely incur costs in complying with these regulations. New laws or regulations, particularly those dealing with healthcare reform, product safety, and labor and employment, among others, or changes in existing laws and regulations, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, in addition to reputational damage.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, competitors, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The number of employment-related class actions filed each year has continued to increase, and recent changes and proposed changes in Federal and state laws may cause claims to rise even more. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. See Note 9 to the consolidated financial statements for further details regarding certain of these pending matters.


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If we cannot open, relocate or remodel stores profitably and on schedule, our planned future growth will be impeded, which would adversely affect sales.

Our ability to open, relocate and remodel profitable stores is a key component of our planned future growth. Our ability to timely open stores and to expand into additional market areas depends in part on the following factors: the availability of attractive store locations; the absence of entitlement process or occupancy delays; the ability to negotiate acceptable lease and development terms; the ability to hire and train new personnel, especially store managers, in a cost effective manner; the ability to identify customer demand in different geographic areas; general economic conditions; and the availability of capital funding for expansion. Many of these factors also affect our ability to successfully relocate stores, and many of them are beyond our control. Tighter lending practices also may make financing more challenging for our real estate developers which could impact the timing of store openings under our build-to-suit program.

Delays or failures in opening new stores or completing relocations or remodels, or achieving lower than expected sales in new stores, could materially adversely affect our growth and/or profitability. We also may not anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not meet our targets for opening new stores, remodeling or relocating stores or expanding profitably.

Some of our new stores may be located in areas where we have little or no meaningful experience or brand recognition. Those markets may have different competitive and market conditions, consumer tastes and discretionary spending patterns than our existing markets, as well as higher cost of entry, which may cause our new stores to be initially less successful than stores in our existing markets. In addition, our alternative format stores, such as our Dollar General Market and, to a lesser degree our Dollar General Plus stores, have significantly higher capital costs than our traditional Dollar General stores, and, as a result, may increase our financial risk if they do not perform as expected.

Many of our new stores will be located in areas where we have existing units. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Natural disasters (whether or not caused by climate change), unusual weather conditions, pandemic outbreaks, terrorist acts, and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish inventory, or decrease customer traffic, all of which could result in lost sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes, unusual weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest in countries in which our suppliers are located, or similar disruptions could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, or our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries or provide other support functions to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Material damage or interruptions to our information systems as a result of external factors, staffing shortages and unanticipated challenges or difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to attract and retain qualified employees, particularly field, store and distribution center managers, while controlling labor costs, as well as other labor issues, could adversely affect our financial performance.

Our future growth and performance depends on our ability to attract, retain and motivate qualified employees, many of whom are in positions with historically high rates of turnover such as field managers and distribution center managers. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation (including changes in "entitlement" programs such as health insurance and paid leave programs). To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we are evaluating the potential future impact of recently enacted comprehensive healthcare reform legislation, which will likely cause our healthcare costs to increase. While the significant costs of the healthcare reform legislation will occur after 2013, if at all, due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. Our ability to pass along labor costs to our customers is constrained by our low price model.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 50% of our total assets exclusive of goodwill and other intangible assets as of February 1, 2013. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely impact our financial results. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Because our business is seasonal to a certain extent, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the Christmas selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory and hire many temporary employees. An excess of seasonal merchandise inventory could result if our net sales during the Christmas selling season were to fall below either seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise. Lower than anticipated sales in the Christmas selling season would also negatively affect our ability to absorb the increased seasonal labor costs.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, some employment-related or other class actions, and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. In addition, we are evaluating the potential future impact of the comprehensive healthcare reform legislation, which may cause our healthcare costs to increase. Although we continue to maintain property insurance for catastrophic events at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition, and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Richard W. Dreiling, our Chief Executive Officer, could have a material adverse effect on our operations. Our future success will also depend on our ability to attract and retain qualified personnel and a failure to attract and retain new qualified personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Any failure to maintain the security of information relating to our customers, employees and vendors that we may hold, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could seriously disrupt our operations and harm our reputation.

In connection with credit card sales, we transmit confidential credit and debit card information. We also have access to, collect or maintain private or confidential information regarding our customers, employees and vendors, as well as our business. We have procedures and technology in place to safeguard such data and information. As a result of those procedures, to our knowledge computer hackers have been unable to gain access to the information stored in our information systems. However, cyberattacks are rapidly evolving and becoming increasingly sophisticated. It is possible that computer hackers and others might compromise our security measures or those of our technology vendors in the future and obtain the personal information of our customers, employees and vendors that we hold or our business information. A security breach of any kind could expose us to risks of data loss, litigation, government enforcement actions and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share and have an adverse effect on our financial results.

We have substantial debt that must be repaid or refinanced at or prior to applicable maturity dates which could adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or other opportunities or to react to changes in the economy or our industry.

At February 1, 2013, we had total outstanding debt (including the current portion of long-term obligations) of $2.772 billion, including a $1.964 billion senior secured term loan facility, of which, $1.084 billion matures on July 6, 2014 and $879.7 million matures on July 6, 2017, $500.0 million aggregate principal amount of 4.125% senior notes due 2017, and borrowings of $286.5 million under our senior secured asset-based revolving credit facility. We also had an additional $873.4 million available for borrowing under the revolving credit facility which is scheduled to mature on July 6, 2014. We do not believe that we will experience difficulty in refinancing this debt prior to applicable maturity dates. However, if we were to experience difficulty repaying or refinancing this debt prior to maturity, this, and the level of debt itself, could have important negative consequences to our business, including:

- increasing our vulnerability to general economic and industry conditions because our debt payment obligations may limit our ability to use our cash to respond to or defend against changes in the industry or the economy;
- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities or repurchase shares of our common stock;
- limiting our ability to pursue our growth strategy;
- placing us at a disadvantage compared to our competitors who are less leveraged and may be better able to use their cash flow to fund competitive responses to changing industry, market or economic conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- increasing the difficulty of our ability to make payments on our outstanding debt.

Our ability to obtain additional financing on favorable terms could be adversely affected by volatility in the capital markets.

We obtain and manage liquidity from the positive cash flow we generate from our operating activities and our access to capital markets, including our credit facilities. There is no assurance that our ability to obtain additional financing through the capital markets will not be adversely impacted by economic conditions. Tightening in the credit markets, or low liquidity and volatility in the capital markets could result in diminished availability of credit and higher cost of borrowing, making it more difficult to obtain additional financing on terms favorable to us.

Our variable rate debt exposes us to interest rate risk which could adversely affect our cash flow.

10-K

The borrowings under the term loan facility and the senior secured asset-based revolving credit facility comprise our credit facilities and bear interest at variable rates. Other debt we incur also could be variable rate debt. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we have entered and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our credit facilities and the indenture governing our notes contain various covenants that could limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

- incur additional indebtedness, issue disqualified stock or issue certain preferred stock;
- pay dividends and make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- sell assets;
- enter into transactions with our affiliates;
- allow payments to us by our restricted subsidiaries;
- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
- designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under the agreement governing such indebtedness. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit thereunder. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness, including our outstanding notes. We have pledged a significant portion of our assets as collateral under our credit facilities. If we were unable to repay those amounts, the lenders under our credit facilities could proceed against the collateral granted to them to secure that indebtedness. Additional borrowings under the senior secured asset-based revolving credit facility will, if excess availability under that facility is less than a certain amount, be subject to the satisfaction of a specified financial ratio. Accordingly, our ability to access the full availability under our senior secured asset-based revolving credit facility may be constrained. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio, if applicable, and other covenants.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of proposed new accounting standards may require extensive systems, internal process and other changes that could increase our operating costs, and may also result in changes to our financial statements. In particular, the implementation of expected future accounting standards related to leases, as currently being contemplated by the convergence project between the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), as well as the possible adoption of international financial reporting standards by U.S. registrants, could require us to make significant changes to our lease management, fixed asset, and other accounting systems, and in all likelihood would result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could have an adverse effect on our financial condition and results of operations.

Kohlberg Kravis Roberts & Co. L.P. ("KKR"), certain affiliates of Goldman, Sachs & Co. (the "GS Investors"), and other equity co-investors (collectively, the "Investors") continue to have influence over us, including in connection with decisions that require the approval of shareholders.

Through their investment in Buck Holdings, L.P., the Investors continue to hold a significant interest in our outstanding common stock (approximately 17% of our outstanding common stock as of March 15, 2013). As a result, the Investors potentially have the ability to influence the outcome of matters that require a vote of our shareholders, including election of our Board of Directors and other corporate transactions, regardless of whether others believe that the transaction is in our best interests. In addition, pursuant to a shareholders' agreement that we entered into with Buck Holdings, L.P., based on the current ownership by Buck Holdings, L.P. of our common stock, KKR has certain rights to appoint directors to our Board.

The Investors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

10-K

ITEM 2. PROPERTIES

As of March 1, 2013, we operated 10,557 retail stores located in 40 states as follows:

State	Number of Stores	State	Number of Stores
Alabama	570	Missouri	383
Arizona	74	Nebraska	80
Arkansas	306	Nevada	16
California	51	New Hampshire	6
Colorado	32	New Jersey	66
Connecticut	4	New Mexico	65
Delaware	34	New York	267
Florida	595	North Carolina	585
Georgia	605	Ohio	545
Illinois	385	Oklahoma	336
Indiana	389	Pennsylvania	456
Iowa	178	South Carolina	414
Kansas	186	South Dakota	11
Kentucky	398	Tennessee	553
Louisiana	435	Texas	1,155
Maryland	84	Utah	8
Massachusetts	3	Vermont	17
Michigan	313	Virginia	293
Minnesota	22	West Virginia	173
Mississippi	356	Wisconsin	108

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases have renewal options. In recent years, an increasing percentage of our new stores have been subject to build-to-suit arrangements.

As of March 1, 2013, we operated eleven distribution centers, as described in the following table:

Location	Year Opened	Approximate Square Footage	Approximate Number of Stores Served
Scottsville, KY	1959	720,000	789
Ardmore, OK	1994	1,310,000	1,313
South Boston, VA	1997	1,250,000	956
Indianola, MS	1998	820,000	864
Fulton, MO	1999	1,150,000	1,288
Alachua, FL	2000	980,000	916
Zanesville, OH	2001	1,170,000	1,162
Jonesville, SC	2005	1,120,000	1,048
Marion, IN	2006	1,110,000	1,154
Bessemer, AL	2012	940,000	903
Lebec, CA	2012	600,000	164

We lease the distribution centers located in California, Oklahoma, Mississippi and Missouri and own the other seven distribution centers in the table above. Approximately 7.25 acres of the land on which our Kentucky distribution center is located is subject to a ground lease. As of February 1, 2013, we leased approximately 506,000 square feet of additional temporary warehouse space to support our distribution needs.

Our executive offices are located in approximately 302,000 square feet of owned buildings and approximately 56,000 square feet of leased office space in Goodlettsville, Tennessee.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 9 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.


10-K

EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding our current executive officers as of March 25, 2013 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Richard W. Dreiling	59	Chairman and Chief Executive Officer
David M. Tehle	56	Executive Vice President and Chief Financial Officer
John W. Flanigan	61	Executive Vice President, Global Supply Chain
Susan S. Lanigan	50	Executive Vice President and General Counsel
Robert D. Ravener	54	Executive Vice President and Chief People Officer
Gregory A. Sparks	52	Executive Vice President, Store Operations
Todd Vasos	51	Executive Vice President, Division President and Chief Merchandising Officer
Anita C. Elliott	48	Senior Vice President and Controller

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Vice Chairman of the Retail Industry Leaders Association (RILA). Mr. Dreiling is a director of Lowe's Companies, Inc.

Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world's largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial-related roles at Ryder System, Inc. and Texas Instruments. Mr. Tehle is a director of Jack in the Box, Inc.

Mr. Flanigan joined Dollar General as Senior Vice President, Global Supply Chain, in May 2008. He was promoted to Executive Vice President in March 2010. He has 25 years of management experience in retail logistics. Prior to joining Dollar General, he was group vice president of logistics and distribution for Longs Drug Stores Corporation from October 2005 to April 2008. In this role, he was responsible for overseeing warehousing, inbound and outbound transportation and facility maintenance to service over 500 retail outlets. From September 2001 to October 2005 he served as the Vice President of Logistics for Safeway Inc. where he oversaw distribution of food products from Safeway distribution centers to all retail outlets, inbound traffic and transportation. He also held distribution and logistics leadership positions at Vons—a Safeway company, Specialized Distribution Management Inc., and Crum & Crum Logistics.

Ms. Lanigan joined Dollar General in July 2002 as Vice President, General Counsel and Corporate Secretary. She was promoted to Senior Vice President in October 2003 and to Executive Vice President in March 2005. Prior to joining Dollar General, Ms. Lanigan served as Senior Vice President, General Counsel and Secretary at Zale Corporation, a specialty retailer of fine jewelry. During her six years with Zale, Ms. Lanigan held various positions, including Associate General Counsel. Prior to that, she held legal positions with both Turner Broadcasting System, Inc. and the law firm of Troutman Sanders LLP.

Mr. Ravener joined Dollar General as Senior Vice President and Chief People Officer in August 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he served in human resources executive roles with Starbucks Coffee Company from September 2005 until August 2008 as the Senior Vice President of U.S. Partner Resources and, prior to that, as the Vice President, Partner Resources—Eastern Division. As the Senior Vice President of U.S. Partner Resources at Starbucks, Mr. Ravener oversaw all aspects of human resources activity for more than 10,000 stores. Prior to serving at Starbucks, Mr. Ravener held Vice President of Human Resources roles for The Home Depot's Store Support Center and a domestic field division from April 2003 to September 2005. Mr. Ravener also served in executive roles in both human resources and operations at Footstar, Inc. and roles of increasing leadership at PepsiCo.

Mr. Sparks joined Dollar General in March 2012 as Executive Vice President of Store Operations. Prior to joining Dollar General, Mr. Sparks served as Division President, Seattle Division, for Safeway Inc., a food and drug retailer, a role he had held since 2001. As Division President of the Seattle Division, Mr. Sparks was responsible for the supervision of approximately 200 stores and approximately 23,000 employees in the northwest region and oversaw real estate, finance and operations of the Seattle Division. Mr. Sparks has 36 years of retail experience including a 34-year career with Safeway where he held roles of increasing responsibility including merchandising manager (1987), category manager (1987-1990), divisional director of merchandising, grocery and general merchandise (1990-1997) and divisional vice president of marketing (1997-2001).

Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for 7 years, including Executive Vice President and Chief Operating Officer (February 2008 through November 2008) and Senior Vice President and Chief Merchandising Officer (2001-2008), where he was responsible for all pharmacy and front-end marketing, merchandising, procurement, supply chain, advertising, store development, store layout and space allocation, and the operation of three distribution centers. He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Drug Corp.

Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Overseeing a staff of 140 employees at Big Lots, she was responsible for accounting operations, financial reporting and internal audit. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. At Jitney-Jungle, Ms. Elliott was responsible for the accounting operations and the internal and external financial reporting functions. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." The high and low sales prices during each quarter in fiscal 2012 and 2011 were as follows:

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$48.76	$56.04	$53.36	$50.80
Low	$41.20	$45.37	$45.58	$39.73

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$33.58	$35.09	$40.71	$43.07
Low	$26.65	$31.10	$29.84	$38.32

Our stock price at the close of the market on March 15, 2013, was $48.18. There were approximately 1,511 shareholders of record of our common stock as of March 15, 2013.

10-K

Dividends

We have not declared or paid recurring dividends subsequent to a merger transaction in 2007. We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion, repurchases of our common stock, or debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our Credit Facilities. See "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report for a description of restrictions on our ability to pay dividends.

Issuer Purchases of Equity Securities

The following table contains information regarding purchases of our common stock made during the quarter ended February 1, 2013 by or on behalf of Dollar General or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Securities Exchange Act of 1934:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(a)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(a)
11/03/12 - 11/30/12	—	$ —	—	$218,565,000
12/01/12 - 12/31/12	1,719,510	$43.62	1,719,510	$143,565,000
01/01/13 - 02/01/13	—	$ —	—	$143,565,000
Total	1,719,510	$43.62	1,719,510	$143,565,000

(a) On August 29, 2012, our Board of Directors approved a share repurchase program of up to $500 million of outstanding shares of our common stock. Purchases may be made under the authorizations in the open market or in privately negotiated transactions from time to time subject to market conditions. The repurchase program has no expiration date.

On March 19, 2013, our Board of Directors increased the authorization under the repurchase program by $500 million, resulting in approximately $643.6 million remaining available for the repurchase of our common stock.

Stock Performance Graph

The following graph compares the cumulative total return provided shareholders on Dollar General Corporation's common stock relative to the cumulative total returns of the S&P 500 index and the S&P Retailing index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 11/13/2009, the date of our initial public offering.

COMPARISON OF CUMULATIVE TOTAL RETURN*
Among Dollar General Corporation, the S&P 500 Index, and S&P Retailing Index


$250
$200
$150
$100
$50
11/13/09 1/29/10
1/28/11
2/3/12
2/1/13

—□— Dollar General Corporation —△— S&P 500 —○— S&P Retailing

* $100 invested on 11/13/09 in stock or 10/31/09 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	11/13/09	1/29/10	1/28/11	2/3/12	2/1/13
Dollar General Corporation	**100.00**	**103.34**	**124.95**	**184.51**	**203.61**
S&P 500	**100.00**	**104.16**	**127.27**	**132.64**	**154.89**
S&P Retailing	**100.00**	**104.32**	**135.24**	**156.66**	**199.27**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of Dollar General Corporation as of the dates and for the periods indicated. The selected historical statement of operations data and statement of cash flows data for the fiscal years ended February 1, 2013, February 3, 2012 and January 28, 2011, and balance sheet data as of February 1, 2013 and February 3, 2012, have been derived from our historical audited consolidated financial statements included elsewhere in this report. The selected historical statement of operations data and statement of cash flows data for the fiscal years or periods, as applicable, ended January 29, 2010 and January 30, 2009 and balance sheet data as of January 28, 2011, January 29, 2010 and January 30, 2009 presented in this table have been derived from audited consolidated financial statements not included in this report.

The information set forth below should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements and related notes included in Part II, Item 8 of this report and the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this report.

(Amounts in millions, excluding per share data, number of stores, selling square feet, and net sales per square foot)	Year Ended				
	February 1, 2013	February 3, 2012(1)	January 28, 2011	January 29, 2010	January 30, 2009
Statement of Operations Data:					
Net sales	$16,022.1	$14,807.2	$13,035.0	$11,796.4	$10,457.7
Cost of goods sold	10,936.7	10,109.3	8,858.4	8,106.5	7,396.6
Gross profit	5,085.4	4,697.9	4,176.6	3,689.9	3,061.1
Selling, general and administrative expenses	3,430.1	3,207.1	2,902.5	2,736.6	2,448.6
Litigation settlement and related costs, net	—	—	—	—	32.0
Operating profit	1,655.3	1,490.8	1,274.1	953.3	580.5
Interest expense	127.9	204.9	274.0	345.6	388.8
Other (income) expense	30.0	60.6	15.1	55.5	(2.8)
Income before income taxes	1,497.4	1,225.3	985.0	552.1	194.4
Income tax expense	544.7	458.6	357.1	212.7	86.2
Net income	$ 952.7	$ 766.7	$ 627.9	$ 339.4	$ 108.2
Earnings per share—basic	$ 2.87	$ 2.25	$ 1.84	$ 1.05	$ 0.34
Earnings per share—diluted	2.85	2.22	1.82	1.04	0.34
Dividends per share	—	—	—	0.7525	—
Statement of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$ 1,131.4	$ 1,050.5	$ 824.7	$ 672.8	$ 575.2
Investing activities	(569.8)	(513.8)	(418.9)	(248.0)	(152.6)
Financing activities	(546.8)	(908.0)	(130.4)	(580.7)	(144.8)
Total capital expenditures	(571.6)	(514.9)	(420.4)	(250.7)	(205.5)
Other Financial and Operating Data:					
Same store sales growth(2)	4.7%	6.0%	4.9%	9.5%	9.0%
Same store sales(2)	$14,992.7	$13,626.7	$12,227.1	$11,356.5	$10,118.5
Number of stores included in same store sales calculation	9,783	9,254	8,712	8,324	8,153
Number of stores (at period end)	10,506	9,937	9,372	8,828	8,362
Selling square feet (in thousands at period end)	76,909	71,774	67,094	62,494	58,803
Net sales per square foot(3)	$ 216	$ 213	$ 201	$ 195	$ 180
Consumables sales	73.9%	73.2%	71.6%	70.8%	69.3%
Seasonal sales	13.6%	13.8%	14.5%	14.5%	14.6%
Home products sales	6.6%	6.8%	7.0%	7.4%	8.2%
Apparel sales	5.9%	6.2%	6.9%	7.3%	7.9%
Rent expense	$ 614.3	$ 542.3	$ 489.3	$ 428.6	$ 389.6
Balance Sheet Data (at period end):					
Cash and cash equivalents and short-term investments	$ 140.8	$ 126.1	$ 497.4	$ 222.1	$ 378.0
Total assets	10,367.7	9,688.5	9,546.2	8,863.5	8,889.2
Long-term debt	2,772.2	2,618.5	3,288.2	3,403.4	4,137.1
Total shareholders' equity	4,985.3	4,674.6	4,063.6	3,408.8	2,845.6

(1) The fiscal year ended February 3, 2012 was comprised of 53 weeks.

(2) Same-store sales are calculated based upon stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. When applicable, we exclude the sales in the non-comparable week of a 53-week year from the same-store sales calculation.

(3) Net sales per square foot was calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters.

	Year Ended				
	February 1, 2013	**February 3, 2012**	**January 28, 2011**	**January 29, 2010**	**January 30, 2009**
Ratio of earnings to fixed charges(1):	4.7x	3.8x	3.1x	2.1x	1.4x

(1) For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.


10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 10,557 stores located in 40 states as of March 1, 2013, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box (small store) locations.

The customers we serve are value-conscious, many with low or fixed incomes, and Dollar General has always been intensely focused on helping them make the most of their spending dollars. We believe our convenient store format and broad selection of high quality products at compelling values have driven our substantial growth and financial success over the years. Like other companies, we have been operating for approximately four years in an environment with ongoing economic challenges and uncertainties. Consumers are facing sustained high rates of unemployment, fluctuating food, gasoline and energy costs, rising medical costs, and a continued weakness in housing and consumer credit markets, and the timetable and strength of economic recovery remains uncertain. The longer our customers have to manage under such difficult conditions, the more difficult it is for them to stretch their spending dollars, particularly for discretionary purchases. Nonetheless, as a result of our long-term mission of serving these customers, coupled with a vigorous focus on improving our operating and financial performance, our 2012 and 2011 financial results were strong, and we remain optimistic with regard to executing our initiatives in 2013.

At the beginning of 2008, we defined four operating priorities, which we remain keenly focused on executing. These priorities are: 1) drive productive sales growth, 2) increase our gross margins, 3) leverage process improvements and information technology to reduce costs, and 4) strengthen and expand Dollar General's culture of serving others.

Our first priority is driving productive sales growth by increasing shopper frequency and transaction amount and maximizing sales per square foot. In 2012, sales in same-stores increased by 4.7%, due to increases in both traffic and average transaction. Inflation had a lesser impact in 2012 than in 2011. Sales in same-stores were aided by continued enhancements to our category management processes which help us determine the most productive merchandise offerings for our customers. Specific sales growth initiatives in 2012 included: continued improvement in merchandise in-stock levels; the expansion of the number of coolers for refrigerated and frozen foods in approximately 1,400 existing stores; further progress on our beer and wine rollout; merchandising initiatives for electronics and domestic goods; and the impact of 592 remodeled and relocated stores during the year. In addition to same-store sales growth, we opened 625 new stores, including 41 Dollar General Market stores and 35 Dollar General "Plus" stores in 2012. Plus stores are our newest store format, which are slightly larger than our traditional stores with a significantly expanded frozen and refrigerated food section.

Our second priority is to increase gross profit through effective category management, the expansion of private brand offerings, increased foreign sourcing, shrink reduction, distribution and transportation efficiencies and improvements to our pricing and markdown model, while remaining committed to our everyday low price strategy. We constantly review our pricing strategy and work diligently to minimize product cost increases as we focus on providing our customers with quality merchandise at great values. In our consumables category, we strive to offer the optimal balance of the most popular nationally advertised brands and our own private brands, which generally have higher gross profit rates than national brands. Commodities cost inflation moderated in 2012 following a year of significant increases throughout 2011. Accordingly, overall price increases passed through to our customers were less in 2012. We remain committed to our seasonal, home, and apparel categories, although we expect the growth of consumables to continue to outpace these categories again in 2013 due to anticipated continued economic pressures which limit our customers' discretionary spending.

Our third priority is leveraging process improvements and information technology to reduce costs. We are committed as an organization to extract costs, particularly Selling, general and administrative expenses (SG&A) that do not affect the customer experience, and plan to utilize our procurement capabilities and other initiatives to further these efforts. In 2012, we again focused on lowering our store labor costs as a percentage of sales while improving our overall customer experience. We further utilized our new workforce management system and simplified many of our store processes, resulting in significant cost savings as a percentage of sales.

Our fourth priority is to strengthen and expand Dollar General's culture of serving others. For customers this means helping them "Save time. Save money. Every day!" by providing clean, well-stocked stores with quality products at low prices. For employees, this means creating an environment that attracts and retains key employees throughout the organization. For the public, this means giving back to our store communities through our charitable and other efforts. In 2012, we, along with our vendors, customers and employees, donated millions of dollars through our various charitable initiatives. For shareholders, this means meeting their expectations of an efficiently and profitably run organization that operates with compassion and integrity.

Our continued focus on these four priorities resulted in improved 2012 financial performance over the prior year as follows. Note that fiscal 2012 consisted of 52 weeks while 2011 consisted of 53 weeks. Basis points, as referred to below, are equal to 0.01 percent of total sales.

- Total sales in 2012 increased 8.2% over 2011. Sales in same-stores, over a comparable 52-week period, increased 4.7%, with increases in both customer traffic and average transaction amount. Consumables drove 83% of the total increase in sales with the most significant increases in perishables, candy and snacks. Average sales per square foot in 2012 were $216, up from $213 (including a $4 contribution from the 53rd week) in 2011.

- Operating profit increased 11.0% to $1.66 billion, or 10.3% of sales, compared to $1.49 billion, or 10.1% of sales in 2011. The improvement in our operating profit rate was attributable to a 25 basis-point reduction of SG&A and a 1 basis-point increase in our gross profit rate.

- We are pleased with our ability to manage our gross profit as consumables continued to increase as a percentage of our overall sales mix. We continued to gain efficiencies in our transportation network and had a lower LIFO charge; however, the markdown rate was higher in 2012, primarily in apparel, and we experienced a modest increase in our shrink rate.

- The improvement in SG&A, as a percentage of sales, was due in large part to improved utilization of store labor, partially offset by higher rent expense and higher fees associated with debit card transactions. For other factors, see the detailed discussion that follows.

- Interest expense decreased by $77.0 million in 2012 to $127.9 million, as a result of lower average interest rates on our outstanding long-term obligations and lower average debt balances throughout the year. In 2012, we refinanced the remaining balance of our 11.875%/12.625% senior subordinated notes, resulting in a non-operating charge of $29.0 million.

- We reported net income of $952.7 million, or $2.85 per diluted share, for fiscal 2012, compared to net income of $766.7 million, or $2.22 per diluted share, for fiscal 2011.
- We generated approximately $1.13 billion of cash flows from operating activities in 2012, an increase of 7.7% compared to 2011. We primarily utilized our cash flows from operating activities to invest in our business and repurchase our common stock.
- During 2012 we opened 625 new stores, remodeled or relocated 592 stores, and closed 56 stores.

Also in 2012, we refinanced the remaining $451 million of our 11.875%/12.625% outstanding senior subordinated notes with the issuance of $500 million of 4.125% senior notes due 2017, further reducing interest expense and strengthening our financial position. Also in 2012, we repurchased approximately 14.4 million shares of our outstanding common stock for $671.4 million.

In 2013, we plan to continue to focus on our four key operating priorities. We will continue to refine and improve our store standards in an attempt to increase sales, focusing on maintaining a consistent look and feel across the chain. Continued progress on improving our merchandise in-stock position is an important element in improving overall customer service and increasing sales. As part of our category management program, we plan to improve the square footage utilization in our legacy stores that have not been converted to our current customer centric format in addition to expanding our refrigerated food offerings in approximately 1,500 existing stores. We have initiatives underway to increase our margins on many items within our consumables category, from which the majority of our sales are generated. We plan to add approximately 320 new private brand consumables items during the year and by the end of our second fiscal quarter, we expect to offer tobacco products in most of our locations. We believe tobacco products will help drive additional sales through both increased traffic and average transaction amount, although we expect these products to result in a reduction of our gross profit rate. We also plan to continue to introduce new non-consumable products that we believe will resonate with our customers' needs and desires. We will continue our focused shrink reduction efforts by employing our exception reporting tools, enhanced shrink optimization processes and defensive merchandising fixtures. We will also continue to pursue global opportunities to directly source a larger portion of our products, with the potential for significant savings to current costs, and to utilize our overall purchasing expertise to reduce our domestic purchase costs.

We believe that there is opportunity to improve our inventory turns, and we are focused in 2013 on improved inventory management. Initiatives in process include operational efforts to optimize presentation levels, improve in-stock levels, and enhance forecasting and allocation execution. We are also in the process of implementing an improved supply chain solution to assist in promotional and core inventory forecasting, ordering, monitoring and improving inventory visibility from purchase to receipt to maintain efficient levels of inventory. Eventually, all of our SKUs will be managed through the new supply chain solution. We expect this new supply chain solution to also improve several processes in the stores which we believe will result in work simplification and enhance our view of inventory levels in the supply chain.

With regard to leveraging information technology and process improvements to reduce costs, we expect to gain further efficiencies with additional utilization of our workforce management systems and improved store technology and communications capabilities. We will also seek to enhance our procurement capabilities and take additional steps to augment our strong culture of cost reduction.

Finally, we are pleased with the performance of our 2012 new stores, remodels and relocations, and in 2013 we plan to open 635 new stores and remodel or relocate an additional 550 stores.

Key Financial Metrics. We have identified the following as our most critical financial metrics:

- Same-store sales growth;
- Sales per square foot;

- Gross profit, as a percentage of sales;
- Selling, general and administrative expenses, as a percentage of sales;
- Operating profit;
- Inventory turnover;
- Cash flow;
- Net income;
- Earnings per share;
- Earnings before interest, income taxes, depreciation and amortization;
- Return on invested capital; and
- Adjusted debt to Earnings before interest, income taxes, depreciation and amortization and rent expense.


10-K

Readers should refer to the detailed discussion of our operating results below for additional comments on financial performance in the current year periods as compared with the prior year periods.

Results of Operations

Accounting Periods. The following text contains references to years 2012, 2011 and 2010, which represent fiscal years ended February 1, 2013, February 3, 2012 and January 28, 2011, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal year 2011 was a 53-week accounting period and fiscal years 2012 and 2010 were 52-week accounting periods.

Seasonality. The nature of our business is seasonal to a certain extent. Primarily because of sales of holiday-related merchandise, sales in our fourth quarter (November, December and January) have historically been higher than sales achieved in each of the first three quarters of the fiscal year. Expenses and, to a greater extent, operating profit vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2012, 2011 and 2010, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2012	2011	2010	2012 vs. 2011 Amount Change	2012 vs. 2011 % Change	2011 vs. 2010 Amount Change	2011 vs. 2010 % Change
Net sales by category:							
Consumables	$11,844.8	$10,833.7	$ 9,332.1	*$1,011.1*	*9.3%*	*$1,501.6*	*16.1%*
% of net sales	*73.93%*	*73.17%*	*71.59%*				
Seasonal	2,172.4	2,051.1	1,887.9	*121.3*	*5.9*	*163.2*	*8.6*
% of net sales	*13.56%*	*13.85%*	*14.48%*				
Home products	1,061.6	1,005.2	917.6	*56.4*	*5.6*	*87.6*	*9.5*
% of net sales	*6.63%*	*6.79%*	*7.04%*				
Apparel	943.3	917.1	897.3	*26.2*	*2.9*	*19.8*	*2.2*
% of net sales	*5.89%*	*6.19%*	*6.88%*				
Net sales	$16,022.1	$14,807.2	$13,035.0	*$1,214.9*	*8.2%*	*$1,772.2*	*13.6%*
Cost of goods sold	10,936.7	10,109.3	8,858.4	*827.4*	*8.2*	*1,250.8*	*14.1*
% of net sales	*68.26%*	*68.27%*	*67.96%*				
Gross profit	5,085.4	4,697.9	4,176.6	*387.5*	*8.2*	*521.4*	*12.5*
% of net sales	*31.74%*	*31.73%*	*32.04%*				
Selling, general and administrative expenses	3,430.1	3,207.1	2,902.5	*223.0*	*7.0*	*304.6*	*10.5*
% of net sales	*21.41%*	*21.66%*	*22.27%*				
Operating profit	1,655.3	1,490.8	1,274.1	*164.5*	*11.0*	*216.7*	*17.0*
% of net sales	*10.33%*	*10.07%*	*9.77%*				
Interest expense	127.9	204.9	274.0	*(77.0)*	*(37.6)*	*(69.1)*	*(25.2)*
% of net sales	*0.80%*	*1.38%*	*2.10%*				
Other (income) expense	30.0	60.6	15.1	*(30.7)*	*(50.6)*	*45.5*	*301.4*
% of net sales	*0.19%*	*0.41%*	*0.12%*				
Income before income taxes	1,497.4	1,225.3	985.0	*272.1*	*22.2*	*240.3*	*24.4*
% of net sales	*9.35%*	*8.27%*	*7.56%*				
Income taxes	544.7	458.6	357.1	*86.1*	*18.8*	*101.5*	*28.4*
% of net sales	*3.40%*	*3.10%*	*2.74%*				
Net income	$ 952.7	$ 766.7	$ 627.9	*$ 186.0*	*24.3%*	*$ 138.8*	*22.1%*
% of net sales	*5.95%*	*5.18%*	*4.82%*				
Diluted earnings per share	$ 2.85	$ 2.22	$ 1.82	*$ 0.63*	*28.4%*	*$ 0.40*	*22.0%*

Net Sales. The net sales increase in 2012 reflects a same-store sales increase of 4.7% compared to 2011. For 2012, there were 9,783 same-stores which accounted for sales of $14.99 billion. Same-stores include stores that have been open for at least 13 months and remain open at the end of the reporting period. Same-store sales increases are calculated based on the comparable calendar weeks in the prior year. The remainder of the increase in sales in 2012 was attributable to new stores, partially offset by sales from closed stores. The increase in sales reflects increased customer traffic and average transaction amounts, as a result of the refinement of our merchandise offerings, improvements in our category management processes and store standards, and increased utilization of square footage in our stores. Increases in sales of consumables outpaced our non-consumables, with sales of snacks, candy, beverages and perishables contributing the majority of the increase throughout the year.

The net sales increase in 2011 reflects a same-store sales increase of 6.0% compared to 2010. For 2011, there were 9,254 same-stores which accounted for sales of $13.63 billion. Accordingly, the same store sales percentage for 2011 excludes sales from the 53rd week as there was no comparable week in 2010. Net sales for the 53rd week of 2011 totaled $289.3 million. The remainder of the increase in sales in 2011 was attributable to new stores, partially offset by sales from closed stores. The increase in sales reflects increased customer traffic and average transaction amounts, which is the result of the continued refinement of our merchandise offerings, the optimization of our category management processes, further improvement in store standards, and an increase in sales prices resulting primarily from passing through certain cost increases and increased utilization of square footage in our stores. Increases in sales of consumables outpaced our non-consumables, with sales of packaged foods, snacks, beverages and perishables, contributing the majority of the increase throughout the year.

Of our four major merchandise categories, the consumables category, which generally has a lower gross profit rate than the other three categories, has grown most significantly over the past several years. Because of the impact of sales mix on gross profit, we continually review our merchandise mix and strive to adjust it when appropriate. Maintaining an appropriate sales mix is an integral part of achieving our gross profit and sales goals. Both the number of customer transactions and average transaction amount increased in 2012 and 2011, and we believe that our stores have benefited to some degree from attracting new customers who are seeking value as a result of the challenging macroeconomic environment in recent years.

Gross Profit. The gross profit rate as a percentage of sales was 31.7% in both 2012 and 2011. Factors favorably impacting our gross profit rate include a significantly lower LIFO provision, higher inventory markups, and improved transportation efficiencies due in part to a decrease in average miles per delivery enabled by our new distribution centers and other logistics initiatives. These positive factors were offset by higher markdowns, a reduction in price increases and a modest increase in our inventory shrinkage rate compared to 2011. In addition, consumables, which generally have lower markups than non-consumables, represented a greater percentage of sales in 2012 than in 2011. We recorded a LIFO provision of $1.4 million in 2012 compared to a $47.7 million provision in 2011, primarily as a result of lower inflation on commodities.

The gross profit rate as a percentage of sales was 31.7% in 2011 compared to 32.0% in 2010, a decline of 31 basis points. Consumables also represented a greater percentage of sales in 2011 than in 2010. Our purchase costs increased primarily due to increased commodity costs. In addition, we incurred higher markdowns and our transportation costs were impacted by higher fuel rates in 2011. Our LIFO provision increased to $47.7 million in 2011 compared to $5.3 million in 2010. In 2011, our mix of home and apparel merchandise decreased as percentage of sales and the gross profit rate within these categories decreased due, in part, to higher markdowns. Factors positively affecting gross profit include the selective price increases noted above as well as lower inventory shrinkage and distribution center costs, as a percentage of sales.

SG&A Expense. SG&A expense was 21.4% as a percentage of sales in 2012 compared to 21.7% in 2011, an improvement of 25 basis points. Retail labor expense increased at a lower rate than our increase in sales, partially due to ongoing benefits of our workforce management system coupled with savings due to various store work simplification initiatives. Also positively impacting SG&A was lower legal settlement costs in 2012 due to two legal matters settled in 2011 for a combined expense of $13.1 million and the impact of decreased expenses ($2.9 million in 2012 compared to $11.1 million in 2011) relating to secondary offerings of our common stock. Costs that increased at a rate higher than our sales increase include rent expense, fees associated with the increased use of debit cards and depreciation expense, primarily related to additions of certain store equipment and fixtures.

SG&A expense was 21.7% as a percentage of sales in 2011 compared to 22.3% in 2010, an improvement of 61 basis points reflecting the favorable impact of the 13.6% increase in sales. In addition, retail labor expense increased at a rate lower than our increase in sales, partially due to the rollout of our workforce management system. A decrease in incentive compensation driven by more aggressive bonus targets, and various cost reduction efforts affecting rent, benefits, electricity and other power costs, among other expenses, also contributed to the overall decrease in SG&A as a percentage of sales. Costs that increased at a rate higher than our increase in sales included those associated with a high speed store data network rollout, depreciation and amortization expense, and fees associated with the increased use of debit cards. Depreciation and amortization increases were primarily due to investments in the store data network and store properties purchased. SG&A in 2010 includes expenses totaling $19.7 million for expenses (primarily share-based compensation) incurred in connection with secondary offerings of our common stock.

Interest Expense. The decrease in interest expense in 2012 compared to 2011 is due to lower average outstanding long-term obligations, resulting from our repurchases and refinancing of indebtedness in 2012 and 2011 and lower all-in interest rates on our long-term obligations. See Liquidity and Capital Resources below for further discussion.

The decrease in interest expense in 2011 compared to 2010 was primarily the result of lower average outstanding long-term obligations and lower average interest rates due to the redemption of our senior notes due 2015 with cash and borrowings under our revolving credit facility in the first half of 2011 and lower all-in interest rates on our term loan, primarily due to reduced notional amounts on our interest rate swaps.

We had outstanding variable-rate debt of $1.39 billion and $1.63 billion as of February 1, 2013 and February 3, 2012, respectively, after taking into consideration the impact of interest rate swaps. The remainder of our outstanding indebtedness at February 1, 2013 and February 3, 2012 was fixed rate debt.

See the detailed discussion under "Liquidity and Capital Resources" regarding repurchases and refinancing of various long-term obligations and the related effect on interest expense in the periods presented.

Other (Income) Expense. In 2012, we recorded pretax losses of $29.0 million resulting from repurchases of $450.7 million aggregate principal amount of our Senior Subordinated Notes plus accrued and unpaid interest.

In 2011, we recorded pretax losses of $60.3 million resulting from repurchases of $864.3 million aggregate principal amount of our senior notes due 2015 plus accrued and unpaid interest.

In 2010, we recorded pretax losses of $14.7 million resulting from the repurchase in the open market of $115.0 million aggregate principal amount of our senior notes due 2015 plus accrued and unpaid interest.

Income Taxes. The effective income tax rates for 2012, 2011, and 2010 were expenses of 36.4%, 37.4%, and 36.3%, respectively.

The 2012 effective tax rate of 36.4% was greater than the statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2012 effective tax rate of 36.4% was lower than the 2011 rate of 37.4% due primarily to the favorable resolution of a federal income tax examination during 2012.

The 2011 effective tax rate of 37.4% was greater than the statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2011 effective rate was greater than the 2010 rate of 36.3% primarily due to the effective resolution of various examinations by the taxing authorities in 2010 that did not reoccur, to the same extent, in 2011. These factors resulted in rate increases in 2011, as compared to 2010, associated with state income taxes and income tax related interest expense. Increases in federal jobs related tax credits, primarily due to the Hire Act's Retention Credit, reduced the effective rate in 2011 as compared to 2010. The Retention Credit was only effective for 2011.

The 2010 effective tax rate of 36.3% was greater than the statutory tax rate of 35%, also due primarily to the inclusion of state income taxes in the total effective tax rate.

Off Balance Sheet Arrangements

The entities involved in ownership structure underlying the leases for three of our distribution centers meet the accounting definition of a Variable Interest Entity ("VIE"). One of these distribution centers has been recorded as a financing obligation whereby its property and equipment are reflected in our consolidated balance sheets. The land and buildings of the other two distribution centers have been recorded as operating leases. We are not the primary beneficiary of these VIEs and, accordingly, have not included these entities in our consolidated financial statements. Other than the foregoing, we are not party to any off balance sheet arrangements.

Effects of Inflation

We experienced little or no overall product cost inflation in 2012 or 2010. In 2011, we experienced increased commodity cost pressures mainly related to food, housewares and apparel products which were driven by increases in cotton, sugar, coffee, groundnut, resin, petroleum and other raw material commodity costs. We believe that our ability to selectively increase selling prices in response to cost increases in 2011 partially mitigated the effect of these cost increases on our overall results of operations.

Liquidity and Capital Resources

Current Financial Condition and Recent Developments

During the past three years, we have generated an aggregate of approximately $3.0 billion in cash flows from operating activities and incurred approximately $1.51 billion in capital expenditures. During that period, we expanded the number of stores we operate by 1,678, representing growth of approximately 19%, and we remodeled or relocated 1,671 stores, or approximately 16%, of the stores we operated as of February 1, 2013. We intend to continue our current strategy of pursuing store growth, remodels and relocations in 2013 and for the next several years.

At February 1, 2013, we had total outstanding debt (including the current portion of long-term obligations) of $2.77 billion, which includes our senior secured asset-based revolving credit facility ("ABL Facility" and, together with the Term Loan Facility, the "Credit Facilities"), and senior notes, all of which are described in greater detail below. We had $873.4 million available for borrowing under the ABL Facility at February 1, 2013.

We believe our cash flow from operations and existing cash balances, combined with availability under the Credit Facilities (described in greater detail below), and access to the debt markets will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months as well as the next several years.

We intend to refinance outstanding amounts under our secured Credit Facilities with new unsecured long-term debt of up to $2.3 billion, expected to consist of new unsecured term loans and new unsecured senior notes. In addition, we intend to enter into a new unsecured cash flow based revolving credit facility, which is currently expected to have no initial revolver borrowings outstanding. The actual amounts and type of financing is dependent on market conditions and other factors. Although we currently anticipate completing this financing in the first quarter of 2013, there can be no assurance that we will complete the refinancing on the foregoing terms or at all.

Credit Facilities

Overview. The Credit Facilities consist of the $1.964 billion Term Loan Facility and the ABL Facility which has a maximum of $1.2 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The ABL Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans.

We amended the Term Loan Facility and the ABL Facility in March 2012. The amendment of the Term Loan Facility resulted in the extension of the maturity on $879.7 million of the Term Loan Facility to July 6, 2017. The remaining $1.08 billion of the Term Loan Facility will mature on July 6, 2014. The applicable margin for borrowings under the Term Loan Facility remains unchanged. The amendment of the ABL Facility extended the maturity of the ABL Facility to July 6, 2014, and increased the total commitment to $1.2 billion.

Interest Rates and Fees. Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings under the Term Loan Facility is 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings. The interest rate for borrowings under the Term Loan Facility was 3.0% (without giving effect to the market rate swaps discussed below) as of February 1, 2013.

As of February 1, 2013, the applicable margin for borrowings under the ABL Facility was 1.50% for LIBOR borrowings and 0.50% for base-rate borrowings, and the commitment fee to the lenders for any unutilized commitments was 0.375% per annum. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" below for a discussion of our use of interest rate swaps to manage our interest rate risk.

Prepayments. The senior secured credit agreement for the Term Loan Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

- up to 50% of our annual excess cash flow (as defined in the credit agreement) if our total net leverage ratio were to exceed 5.0 to 1.0;
- 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $25.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement.

The mandatory prepayments discussed above will be applied to the Term Loan Facility as directed by the senior secured credit agreement. No prepayments have been required under the prepayment provisions listed above. The Term Loan Facility can be prepaid in whole or in part at any time.

In addition, the senior secured credit agreement for the ABL Facility requires us to prepay the ABL Facility, subject to certain exceptions, as follows:

- With 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of Revolving Facility Collateral (as defined below) in excess of $1.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- To the extent such extensions of credit exceed the then current borrowing base (as defined in the senior secured credit agreement for the ABL Facility).

The mandatory prepayments discussed above will be applied to the ABL Facility as directed by the senior secured credit agreement for the ABL Facility. No prepayments have been required under the prepayment provisions listed above.

An event of default under the senior secured credit agreements will occur upon a change of control as defined in the senior secured credit agreements governing our Credit Facilities. Upon an event of default, indebtedness under the Credit Facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the Credit Facilities.

Guarantee and Security. All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of our existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by us under our senior secured credit agreements as "unrestricted subsidiaries"), referred to, collectively, as U.S. Guarantors.

All obligations and related guarantees under the Term Loan Facility are secured by:

- a second-priority security interest in all existing and after-acquired inventory, accounts receivable, and other assets arising from such inventory and accounts receivable, of our company and each U.S. Guarantor (the "Revolving Facility Collateral"), subject to certain exceptions;
- a first-priority security interest in, and mortgages on, substantially all of our and each U.S. Guarantor's tangible and intangible assets (other than the Revolving Facility Collateral); and
- a first-priority pledge of 100% of the capital stock held by us, or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 65% of the voting capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors.

Certain Covenants and Events of Default. The senior secured credit agreements contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

- incur additional indebtedness;
- create liens;
- sell assets;
- pay dividends and distributions or repurchase our capital stock;
- make investments or acquisitions;
- repay or repurchase subordinated indebtedness;
- amend material agreements governing our subordinated indebtedness; or
- change our lines of business.

The senior secured credit agreements also contain certain customary affirmative covenants and events of default.

At February 1, 2013, we had the following amounts outstanding under our ABL Facility: borrowings of $286.5 million and letters of credit of $40.1 million. We anticipate potential borrowings under any outstanding revolving credit facility during the remainder of 2013 up to a maximum of approximately $500 million at any one time, which may include borrowings for the share repurchases discussed below.

Senior Notes due 2017

Overview. On July 12, 2012, we issued $500.0 million aggregate principal amount of 4.125% senior notes due 2017 (the "Senior Notes") which mature on July 15, 2017, pursuant to an indenture and a supplemental indenture each dated as of July 12, 2012 (together, the "Senior Indenture").

Interest on the Senior Notes is payable in cash on January 15 and July 15 of each year, and commenced on January 15, 2013. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of the existing and future direct or indirect domestic subsidiaries that guarantee the obligations under our Credit Facilities.

We may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the Senior Indenture. We also may seek, from time to time, to retire some or all of the Senior Notes through cash purchases on the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Change of Control. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of the Senior Notes has the right to require us to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants. The Senior Indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to (subject to certain exceptions): consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

Events of Default. The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Senior Subordinated Toggle Notes due 2017

On July 15, 2012, we used net proceeds from the sale of the Senior Notes to redeem the remaining $450.7 million outstanding aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes" which had been scheduled to mature on July 15, 2017) at a redemption price of 105.938% of the principal amount, plus accrued and unpaid interest, resulting in a pretax loss of $29.0 million. The redemption was effected in accordance with the indenture dated as of July 6, 2007 governing the Senior Subordinated Notes. The pretax losses on these transactions are reflected in Other (income) expense in our 2012 consolidated statement of income. We funded the redemption price for the Senior Subordinated Notes with proceeds from the Senior Notes.

Senior Notes due 2015

On April 29, 2011, we repurchased in the open market $25.0 million outstanding aggregate principal amount of our 10.625% senior notes due 2015 at a redemption price of 107.0% of the principal amount, plus accrued and unpaid interest, resulting in a pretax loss of $2.2 million. On July 15, 2011, we redeemed the remaining $839.3 million outstanding aggregate principal amount of such notes (which had been scheduled to mature on July 15, 2015) at a redemption price of 105.313% of the principal amount, plus accrued and unpaid interest, resulting in a pretax loss of $58.1 million. The redemption was effected in accordance with the indenture dated as of July 6, 2007 governing the notes. The pretax losses on these transactions are reflected in Other (income) expense in our 2011 consolidated statement of income. We funded the redemption price with cash on hand and borrowings under the ABL Facility.

Adjusted EBITDA

Under the agreements governing the Credit Facilities, certain limitations and restrictions could arise if we are not able to satisfy and remain in compliance with specified financial ratios. Management believes the most significant of such ratios is the senior secured incurrence test under the Credit Facilities. This test measures the ratio of the senior secured debt to Adjusted EBITDA. This ratio would need to be no greater than 4.25 to 1 to avoid such limitations and restrictions. As of February 1, 2013, this ratio was 1.1 to 1. Senior secured debt is defined as our total debt secured by liens or similar encumbrances less cash and cash equivalents. EBITDA is defined as income (loss) from continuing operations before cumulative effect of change in accounting principles plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating this covenant ratio under our Credit Facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP, are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (1) net income, operating income or any other performance measures determined in accordance with U.S. GAAP or (2) operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements and replacements of fixed assets.

Our presentation of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of this financial ratio in the Credit Facilities. Adjusted EBITDA is a material component of this ratio. Specifically, non-compliance with the senior secured indebtedness ratio contained in our Credit Facilities could prohibit us from making investments, incurring liens, making certain restricted payments and incurring additional secured indebtedness (other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions).

The calculation of Adjusted EBITDA under the Credit Facilities is as follows:

	Year Ended	
(in millions)	**February 1, 2013**	**February 3, 2012**
Net income	$ 952.7	$ 766.7
Add (subtract):		
Interest expense	127.9	204.9
Depreciation and amortization	293.5	264.1
Income taxes	544.7	458.6
EBITDA	1,918.8	1,694.3
Adjustments:		
Loss on debt retirement	30.6	60.3
(Gain) loss on hedging instruments	(2.4)	0.4
Non-cash expense for share-based awards	21.7	15.3
Litigation settlement and related costs, net	—	13.1
Indirect merger-related costs	1.4	0.9
Other non-cash charges (including LIFO)	10.4	53.3
Other	2.5	—
Total Adjustments	64.2	143.3
Adjusted EBITDA	$1,983.0	$1,837.6

Interest Rate Swaps

We use interest rate swaps to minimize the risk of adverse changes in interest rates. These swaps are intended to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. At February 1, 2013, we had interest rate swaps with a total notional amount of approximately $875.0 million. For more information see Item 7A "Quantitative and Qualitative Disclosures about Market Risk" below.

Fair Value Accounting

We have classified our interest rate swaps, as further discussed in Item 7A. below, in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information derived from or corroborated by market-observable data, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value a derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, and correlations of such inputs. For our derivatives, all of which trade in liquid markets, model inputs can generally be verified.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements of our derivatives. The credit valuation adjustments are calculated by determining the total expected exposure of the derivatives (which incorporates both the current and potential future exposure) and then applying each counterparty's credit spread to the applicable exposure. For derivatives with two-way exposure, such as interest rate swaps, the counterparty's credit spread is applied to our exposure to the counterparty, and our own credit spread is applied to the counterparty's exposure to us, and the net credit valuation adjustment is reflected in our derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from our publicly-traded debt. For counterparties with publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Additionally, we actively monitor counterparty credit ratings for any significant changes.

As of February 1, 2013, the net credit valuation adjustments reduced the settlement values of our derivative liabilities by $0.2 million. Various factors impact changes in the credit valuation adjustments over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments. When appropriate, valuations are also adjusted for various factors such as liquidity and bid/offer spreads, which factors we deemed to be immaterial as of February 1, 2013.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments as of February 1, 2013 (in thousands):

	Payments Due by Period				
Contractual obligations	**Total**	**1 year**	**1 - 3 years**	**3 - 5 years**	**5+ years**
Long-term debt obligations	$2,764,495	$ —	$1,370,390	$1,380,255	$ 13,850
Capital lease obligations	7,733	892	2,034	2,114	2,693
Interest(a)	271,709	88,827	114,346	67,439	1,097
Self-insurance liabilities(b)	226,585	87,436	88,026	31,473	19,650
Operating leases(c)	4,535,218	611,595	1,077,713	852,464	1,993,446
Subtotal	$7,805,740	$788,750	$2,652,509	$2,333,745	$2,030,736

	Commitments Expiring by Period				
Commercial commitments(d)	**Total**	**1 year**	**1 - 3 years**	**3 - 5 years**	**5+ years**
Letters of credit	$ 16,461	$ 16,461	$ —	$ —	$ —
Purchase obligations(e)	622,128	565,954	56,174	—	—
Subtotal	$ 638,589	$ 582,415	$ 56,174	$ —	$ —
Total contractual obligations and commercial commitments(f)	$8,444,329	$1,371,165	$2,708,683	$2,333,745	$2,030,736


10-K

(a) Represents obligations for interest payments on long-term debt and capital lease obligations, and includes projected interest on variable rate long-term debt, using 2012 year end rates. Variable rate long-term debt includes the balance of the senior secured asset-based revolving credit facility of $286.5 million, the balance of our tax increment financing of $14.5 million, and the unhedged portion of the senior secured term loan facility of $1.089 billion.

(b) We retain a significant portion of the risk for our workers' compensation, employee health insurance, general liability, property loss and automobile insurance. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Reserves for workers' compensation and general liability which existed as of the date of a merger transaction in 2007 were discounted in order to arrive at estimated fair value. All other amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Operating lease obligations are inclusive of amounts included in deferred rent and closed store obligations in our consolidated balance sheets.

(d) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(e) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

(f) We have potential payment obligations associated with uncertain tax positions that are not reflected in these totals. We anticipate that approximately $1.5 million of such amounts will be paid in the coming year. We are currently unable to make reasonably reliable estimates of the period of cash settlement with the taxing authorities for our remaining $23.4 million of reserves for uncertain tax positions.

Share Repurchase Program

On August 29, 2012, our Board of Directors authorized a $500 million common stock repurchase program, of which $143.6 million remained available for repurchase as of February 1, 2013. On March 19, 2013, our Board of Directors increased this authorization by an additional $500 million. As a result, as of March 25, 2013, the Company had $643.6 million available for the repurchase of common stock.

The repurchase authorization has no expiration date and allows repurchases from time to time in the open market or in privately negotiated transactions, which could include repurchases from Buck Holdings, L.P., an existing shareholder of the Company, or other related parties if appropriate. The timing and number of shares purchased will depend on a variety of factors, such as price, market conditions, compliance with the covenants and restrictions under our senior secured credit facilities and other factors. Repurchases under the program may be funded from available cash or borrowings under our ABL Facility. During 2012, we repurchased approximately 7.3 million shares under this authorization at a total cost of $356.4 million.

On November 30, 2011, our Board of Directors authorized a $500 million common stock repurchase program on terms similar to the August 2012 authorization. During 2012, we repurchased approximately 7.1 million shares under this authorization at a total cost of $315.0 million, completing that authorization.

In summary, we repurchased approximately 14.4 million shares of common stock at a total cost of $671.4 million in 2012, including approximately 11.7 million shares repurchased from Buck Holdings, L.P. at an aggregate cost of $550.0 million.

Other Considerations

We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion and common stock repurchases. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, subject to certain limitations found in covenants in our Credit Facilities as discussed in more detail above, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Our inventory balance represented approximately 50% of our total assets exclusive of goodwill and other intangible assets as of February 1, 2013. Our proficiency in managing our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year. As a result, efficient inventory management has been and continues to be an area of focus for us.

As described in Note 9 to the Consolidated Financial Statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity. As discussed in Note 5 to the Consolidated Financial Statements, we also have certain income tax-related contingencies. Future negative developments could have a material adverse effect on our liquidity.

In April 2012, Standard & Poor's upgraded our corporate rating to BBB– from BB+ with a stable outlook, and in February 2013, Moody's placed our corporate rating of Ba1 on review for upgrade. Our current credit ratings, as well as future rating agency actions, could (i) impact our ability to fund our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs. There can be no assurance that we will be able to maintain or improve our current credit ratings.

Cash flows

Cash flows from operating activities. Significant components of the increase in cash flows from operating activities in 2012 compared to 2011 include increased net income due primarily to increased sales and lower SG&A expenses, as a percentage of sales, in 2012 as described in more detail above under "Results of Operations." A portion of the changes in Prepaid and other current assets as well as Accrued expenses and other reflect the activity associated with a legal settlement accrued in 2011 for which payments were made in 2012. Changes in Accrued expenses and other were also affected by higher sales tax accruals at the end of 2011 and the adjustment of accruals during 2012 due to the favorable resolution of income tax examinations. The reclassification of the tax benefit of stock options to cash flows from financing activities was higher in 2012 due to an increase in stock options exercised. Changes in Accounts payable were due to increased merchandise purchases as discussed in more detail below, the most significant category of which were domestic purchases.


10-K

On an ongoing basis, we closely monitor and manage our inventory balances, and they may fluctuate from period to period based on new store openings, the timing of purchases, and other factors. Merchandise inventories increased by 19% during 2012, compared to a 14% increase in 2011. The increase in inventories in 2012 was due to several factors including new items introduced in 2012, the receipt during 2012 of certain items related to our 2013 merchandising initiatives, and the emphasis on improved presentation levels of select merchandise categories. Inventory levels in the consumables category increased by $245.7 million, or 22%, in 2012 compared to an increase of $132.3 million, or 13%, in 2011. The seasonal category increased by $70.2 million, or 18%, in 2012 compared to an increase of $27.5 million, or 7%, in 2011. The home products category increased $56.2 million, or 29%, in 2012 compared to an increase of $24.6 million, or 14%, in 2011. The apparel category increased by $16.0 million, or 5%, in 2012 compared to an increase of $59.4 million, or 24%, in 2011.

A significant component of our increase in cash flows from operating activities in 2011 compared to 2010 was the increase in net income due to increases in sales and gross profit, and lower SG&A expenses as a percentage of sales, as described in more detail above under "Results of Operations." Significant components of the increase in cash flows from operating activities in 2011 compared to 2010 were related to working capital in general and Accrued expenses and other in particular. Items affecting Accrued expenses and other include increased accruals for income tax reserves, increased accruals for legal settlements and sales taxes, partially offset by reduced interest accruals. The timing of interest and certain other accruals and the related payments were affected by the 53rd week in 2011. Partially offsetting this increase in cash flows was an increase in income taxes paid in 2011 compared to 2010 due to the increase in net income.

In addition, inventory balances increased by 14% in 2011 compared to an increase of 16% in 2010. Inventory levels in the consumables category increased by $132.3 million, or 13%, in 2011 compared to an increase of $133.9 million, or 16%, in 2010. The seasonal category increased by $27.5 million, or 7%, in 2011 compared to an increase of $55.2 million, or 18%, in 2010. The home products category increased $24.6 million, or 14%, in 2011 compared to an increase of $25.2 million, or 17%, in 2010. The apparel category increased by $59.4 million, or 24%, in 2011 compared to an increase of $32.3 million, or 15%, in 2010.

Cash flows from investing activities. Significant components of property and equipment purchases in 2012 included the following approximate amounts: $155 million for new leased stores; $132 million for stores purchased or built by us; $83 million for distribution centers; $80 million for remodels and relocations of existing stores; $71 million for improvements and upgrades to existing stores; $27 million for systems-related capital projects; and $17 million for transportation-related projects. The timing of new, remodeled and relocated store openings along with other factors may affect the relationship between such openings and the related property and equipment purchases in any given period. During 2012, we opened 625 new stores and remodeled or relocated 592 stores.

Significant components of property and equipment purchases in 2011 included the following approximate amounts: $120 million for distribution centers, including the construction of the distribution center in Alabama; $114 million for new leased stores; $80 million for improvements and upgrades to existing stores; $80 million for stores purchased or built by us; $73 million for remodels and relocations of existing stores; $28 million for systems-related capital projects; and $15 million for transportation-related projects. During 2011, we opened 625 new stores and remodeled or relocated 575 stores.

Significant components of our property and equipment purchases in 2010 included the following approximate amounts: $104 million for improvements and upgrades to existing stores; $100 million for new leased stores; $91 million for stores purchased or built by us; $53 million for remodels and relocations of existing stores; $45 million for distribution and transportation-related capital expenditures; and $22 million for information systems upgrades and technology-related projects. During 2010 we opened 600 new stores and remodeled or relocated 504 stores.

Capital expenditures during 2013 are projected to be in the range of $575-$625 million. We anticipate funding 2013 capital requirements with cash flows from operations, and if necessary, we also have significant availability under our ABL Facility. We plan to continue to invest in store growth and development of approximately 635 new stores and approximately 550 stores to be remodeled or relocated. Capital expenditures in 2013 are anticipated for the construction of new stores; costs related to new leased stores such as leasehold improvements, fixtures and equipment; the purchase of existing stores; continued investment in our existing store base including our plans to improve the productivity of our legacy stores; our tobacco initiative; transportation and distribution, including a new distribution center that is under construction in Pennsylvania; and also for routine and ongoing capital requirements.

Included in our 2013 new store growth plans are approximately 20 new Dollar General Market stores and approximately 40 Dollar General Plus stores, which will expand our presence in markets such as California and Nevada. The Market and Plus stores require higher investments than our traditional stores which can vary depending on numbers of coolers, square feet, type of construction and layout. Because we continue to test several different formats, the costs of rolling out these concepts in larger quantities, should we decide to do so, are uncertain at the present time. Any plans to undertake these expenditures would be part of our efforts to improve our infrastructure and increase our cash generated from operating activities.

Cash flows from financing activities. In 2012 we repurchased 14.4 million outstanding shares of our common stock at a total cost of $671.4 million, including 11.7 million shares repurchased from Buck Holdings, L.P. In July 2012, we issued $500.0 million aggregate principal amount of 4.125% senior notes due 2017. Also in July 2012, we redeemed the remaining aggregate principal amount of our Senior Subordinated Notes at a redemption price of 105.938% of the principal amount thereof, resulting in a cash outflow of $477.5 million. Net borrowings under the ABL Facility were $101.8 million during 2012.

In July 2011, we redeemed $839.3 million aggregate principal amount of our outstanding senior notes due 2015 at total cost of $883.9 million including associated premiums, and in April 2011, we repurchased in the open market $25.0 million aggregate principal amount of senior notes due 2015 at a total cost of $26.8 million including associated premiums. A portion of the July 2011 redemption of senior notes due 2015 was financed by borrowings under the ABL Facility. Net borrowings under the ABL Facility were $184.7 million during 2011. In December 2011, we repurchased 4.9 million outstanding shares from Buck Holdings, L.P. at a total cost of $185.0 million.

During 2010, we repurchased $115.0 million principal amount of outstanding senior notes due 2015 at a total cost of $127.5 million including associated premiums. We had no borrowings or repayments under the ABL Facility in 2010.

Accounting Standards

In February 2013, the Financial Accounting Standards Board issued an accounting standards update which will revise the manner in which entities report amounts reclassified out of other comprehensive income in their financial statements. We are in the process of evaluating this guidance, which will be effective for us in the first quarter of 2013. At the current time, we do not expect this guidance to have a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation, but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under our retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at the lower of cost or market ("LCM") if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the gross profit calculation as well as the ending inventory valuation at cost. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted cost figures. Factors that can lead to distortion in the calculation of the inventory balance include:

- applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover;
- applying the RIM to transactions over a period of time that include different rates of gross profit, such as those relating to seasonal merchandise;
- inaccurate estimates of inventory shrinkage between the date of the last physical inventory at a store and the financial statement date; and
- inaccurate estimates of LCM and/or LIFO reserves.

Factors that reduce potential distortion include the use of historical experience in estimating the shrink provision (see discussion below) and an annual LIFO analysis whereby all SKUs are considered for inclusion in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels, sales for the year and the expected rate of inflation/deflation for the year and are thus subject to adjustment in the final year-end LIFO inventory valuation. We also perform interim inventory analysis for determining obsolete inventory. Our policy is to write down inventory to an LCM value based on various management assumptions including estimated markdowns and sales required to liquidate such inventory in future periods. Inventory is reviewed on a quarterly basis and adjusted to reflect write-downs as appropriate.

Factors such as slower inventory turnover due to changes in competitors' practices, consumer preferences, consumer spending and unseasonable weather patterns, among other factors, could cause excess inventory requiring greater than estimated markdowns to entice consumer purchases, resulting in an unfavorable impact on our consolidated financial statements. Sales shortfalls due to the above factors could cause reduced purchases from vendors and associated vendor allowances that would also result in an unfavorable impact on our consolidated financial statements.

We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, and is determined by dividing the book-to-physical inventory adjustments recorded during the previous twelve months by the related sales for the same period for each store. To the extent that subsequent physical inventories yield different results than this estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting the estimated results to the actual results. Although we perform physical inventories in virtually all of our stores on an annual basis, the same stores do not necessarily get counted in the same reporting periods from year to year, which could impact comparability in a given reporting period.

We believe our estimates and assumptions related to merchandise inventories have generally been accurate in recent years and we do not currently anticipate material changes in these estimates and assumptions.

Goodwill and Other Intangible Assets. We amortize intangible assets over their estimated useful lives unless such lives are deemed indefinite. If impairment indicators are noted, amortizable intangible assets are tested for impairment based on projected undiscounted cash flows, and, if impaired, written down to fair value based on either discounted projected cash flows or appraised values. Future cash flow projections are based on management's projections. Significant judgments required in this testing process may include projecting future cash flows, determining appropriate discount rates, correctly applying valuation techniques, correctly computing the implied fair value of goodwill as discussed in greater detail below, and other assumptions. Projections are based on management's best estimates given recent financial performance, market trends, strategic plans and other available information which in recent years have been materially accurate. Although not currently anticipated, changes in these estimates and assumptions could materially affect the determination of fair value or impairment. Future indicators of impairment could result in an asset impairment charge.

Under accounting standards for goodwill and other indefinite-lived intangible assets, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to perform quantitative impairment tests as discussed further below. Significant judgments required in the analysis of qualitative factors may include determining the appropriate factors to consider, the relative importance of those factors, along with other assumptions.

We are required to test goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if impairment indicators occur. The quantitative goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. If these judgments or assumptions are incorrect or flawed, the analysis could be negatively impacted. The first step of the process consists of estimating the fair value of our reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require us to allocate the estimated fair value of our reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill, which would be compared to its corresponding carrying value.

The quantitative impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Our most recent testing of our goodwill and indefinite lived trade name intangible assets was completed during the third quarter of 2012. No indicators of impairment were evident and no adjustment to these assets was required. We are not currently projecting a decline in cash flows that could be expected to have an adverse effect such as a violation of debt covenants or future impairment charges.

Property and Equipment. Property and equipment are recorded at cost. We group our assets into relatively homogeneous classes and generally provide for depreciation on a straight-line basis over the estimated average useful life of each asset class, except for leasehold improvements, which are amortized over the lesser of the applicable lease term or the estimated useful life of the asset. Certain store and warehouse fixtures, when fully depreciated, are removed from the cost and related accumulated depreciation and amortization accounts. The valuation and classification of these assets and the assignment of depreciable lives involves significant judgments and the use of estimates, which we believe have been materially accurate in recent years.

Impairment of Long-lived Assets. We review the carrying value of long-lived assets for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with accounting standards for impairment or disposal of long-lived assets, we review for impairment stores open for approximately two years or more for which recent cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the estimated undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and are difficult to predict. If our estimates of future cash flows are not materially accurate, our impairment analysis could be impacted accordingly. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value in accordance with U.S. GAAP. Although not currently anticipated, changes in these estimates, assumptions or projections could materially affect the determination of fair value or impairment.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, property loss, automobile and general liability. These represent significant costs primarily due to our large employee base and number of stores. Provisions are made for these liabilities on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, or other unanticipated events affect the number and significance of future claims, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities—Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Contingent Liabilities—Legal Matters. We are subject to legal, regulatory and other proceedings and claims. We establish liabilities as appropriate for these claims and proceedings based upon the probability and estimability of losses and to fairly present, in conjunction with the disclosures of these matters in our financial statements and SEC filings, management's view of our exposure. We review outstanding claims and proceedings with external counsel to assess probability and estimates of loss, which includes an analysis of whether such loss estimates are probable, reasonably possible, or remote. We re-evaluate these assessments on a quarterly basis or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded liability. In addition, because it is not permissible under U.S. GAAP to establish a litigation liability until the loss is both probable and estimable, in some cases there may be insufficient time to establish a liability prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Lease Accounting and Excess Facilities. Many of our stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases have renewal options. Certain of our stores have provisions for contingent rentals based upon a percentage of defined sales volume. We recognize contingent rental expense when the achievement of specified sales targets is considered probable. We recognize rent expense over the term of the lease. We record minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that we take physical possession of the property from the landlord, which normally includes a period prior to store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and amortized as a reduction to rent expense over the term of the lease. We reflect as a liability any difference between the calculated expense and the amounts actually paid. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

For store closures (excluding those associated with a business combination) where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with accounting standards for costs associated with exit or disposal activities. Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Liabilities are established at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Historically, these estimates have not been materially inaccurate; however, if actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

Share-Based Payments. Our share-based stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. We believe that this model fairly estimates the value of our share-based awards. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock options, which affects compensation expense related to these options. These assumptions include the term that the options are expected to be outstanding, the historical volatility of our stock price, applicable interest rates and the dividend yield of our stock. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. Historically, these estimates have not been materially inaccurate; however, if our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

10-K

Fair Value Measurements. We measure fair value of assets and liabilities in accordance with applicable accounting standards, which require that fair values be determined based on the assumptions that market participants would use in pricing the asset or liability. These standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Therefore, Level 3 inputs are typically based on an entity's own assumptions, as there is little, if any, related market activity, and thus require the use of significant judgment and estimates. Currently, we have no assets or liabilities that are valued based solely on Level 3 inputs.

Our fair value measurements are primarily associated with our derivative financial instruments, intangible assets, debt instruments, and to a lesser degree our investments. The values of our derivative financial instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The application of valuation models involves assumptions such as discounted cash flow analysis and interest rate curves that are judgmental and highly sensitive in the fair value computations. In recent years, these methodologies have produced materially accurate valuations.

Derivative Financial Instruments. We account for our derivative instruments in accordance with accounting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities, as amended and interpreted, which establish accounting and reporting requirements for such instruments and activities. These standards require that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. See "Fair Value Measurements" above for a discussion of derivative valuations. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the statement of operations or be accumulated in other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We use derivative instruments to manage our exposure to changing interest rates, primarily with interest rate swaps.

In addition to making valuation estimates, we also bear the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements may not qualify in the future as "highly effective," as defined, as well as the risk that hedged transactions in cash flow hedging relationships may no longer be considered probable to occur. Further, new interpretations and guidance related to these instruments may be issued in the future, and we cannot predict the possible impact that such guidance may have on our use of derivative instruments going forward.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates, and to a lesser degree commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes and all derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. All financial instrument positions taken by us are intended to be used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. As of February 1, 2013, we had variable rate borrowings of $1.964 billion under our Term Loan Facility and $286.5 million under our ABL Facility. In order to mitigate a portion of the variable rate interest exposure under the Credit Facilities, we have entered into various interest rate swaps in recent years.

Currently, we are counterparty to certain interest rate swaps with a total notional amount of $875.0 million entered into in May 2012 in order to mitigate a portion of the variable rate interest exposure under the Credit Facilities. These swaps are scheduled to mature in May 2015. Under the terms of these agreements we swapped one month LIBOR rates for fixed interest rates, resulting in the payment of an all-in fixed rate of 3.34% on a notional amount of $875.0 million.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows. Our interest rate swaps qualify for hedge accounting as cash flow hedges. Therefore, changes in market fluctuations related to the effective portion of these cash flow hedges do not impact our pre-tax earnings until the accrued interest is recognized on the derivatives and the associated hedged debt. Based on our variable rate borrowing levels and interest rate swaps outstanding as of February 1, 2013 and February 3, 2012, respectively, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $13.9 million in 2012 and $16.3 million in 2011.

The conditions and uncertainties in the global credit markets may increase the credit risk of counterparties to our swap agreements. In the event such counterparties fail to perform under our swap agreements and we are unable to enter into new swap agreements on terms favorable to us, our ability to effectively manage our interest rate risk may be materially impaired. We attempt to manage counterparty credit risk by periodically evaluating the financial position and creditworthiness of such counterparties, monitoring the amount for which we are at risk with each counterparty, and where possible, dispersing the risk among multiple counterparties. There can be no assurance that we will manage or mitigate our counterparty credit risk effectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 1, 2013 and February 3, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended February 1, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries at February 1, 2013 and February 3, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dollar General Corporation and subsidiaries' internal control over financial reporting as of February 1, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 25, 2013


10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	February 1, 2013	February 3, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 140,809	$ 126,126
Merchandise inventories	2,397,175	2,009,206
Prepaid expenses and other current assets	139,129	139,742
Total current assets	2,677,113	2,275,074
Net property and equipment	2,088,665	1,794,960
Goodwill	4,338,589	4,338,589
Other intangible assets, net	1,219,543	1,235,954
Other assets, net	43,772	43,943
Total assets	$10,367,682	$9,688,520
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 892	$ 590
Accounts payable	1,261,607	1,064,087
Accrued expenses and other	357,438	397,075
Income taxes payable	95,387	44,428
Deferred income taxes	23,223	3,722
Total current liabilities	1,738,547	1,509,902
Long-term obligations	2,771,336	2,617,891
Deferred income taxes	647,070	656,996
Other liabilities	225,399	229,149
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, 1,000 shares authorized	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 327,069 and 338,089 shares issued and outstanding at February 1, 2013 and February 3, 2012, respectively	286,185	295,828
Additional paid-in capital	2,991,351	2,967,027
Retained earnings	1,710,732	1,416,918
Accumulated other comprehensive loss	(2,938)	(5,191)
Total shareholders' equity	4,985,330	4,674,582
Total liabilities and shareholders' equity	$10,367,682	$9,688,520

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Year Ended		
	February 1, 2013	February 3, 2012	January 28, 2011
Net sales	$16,022,128	$14,807,188	$13,035,000
Cost of goods sold	10,936,727	10,109,278	8,858,444
Gross profit	5,085,401	4,697,910	4,176,556
Selling, general and administrative expenses	3,430,125	3,207,106	2,902,491
Operating profit	1,655,276	1,490,804	1,274,065
Interest expense	127,926	204,900	273,992
Other (income) expense	29,956	60,615	15,101
Income before income taxes	1,497,394	1,225,289	984,972
Income tax expense	544,732	458,604	357,115
Net income	$ 952,662	$ 766,685	$ 627,857
Earnings per share:			
Basic	$ 2.87	$ 2.25	$ 1.84
Diluted	$ 2.85	$ 2.22	$ 1.82
Weighted average shares:			
Basic	332,254	341,234	341,047
Diluted	334,469	345,117	344,800


10-K

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Year Ended		
	February 1, 2013	February 3, 2012	January 28, 2011
Net income	$952,662	$766,685	$627,857
Unrealized net gain on hedged transactions, net of related income tax expense of $1,448, $9,692 and $9,406, respectively	2,253	15,105	13,871
Comprehensive income	$954,915	$781,790	$641,728

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances, January 29, 2010	340,586	$298,013	$2,941,863	$ 203,075	$(34,167)	$3,408,784
Net income	—	—	—	627,857	—	627,857
Unrealized net gain on hedged transactions	—	—	—	—	13,871	13,871
Share-based compensation expense	—	—	12,805	—	—	12,805
Tax benefit from stock option exercises	—	—	10,110	—	—	10,110
Issuance of common stock under stock incentive plans	93	82	1,943	—	—	2,025
Exercise of stock options	872	763	(12,054)	—	—	(11,291)
Other equity transactions	(44)	(39)	(490)	—	—	(529)
Balances, January 28, 2011	341,507	$298,819	$2,954,177	$ 830,932	$(20,296)	$4,063,632
Net income	—	—	—	766,685	—	766,685
Unrealized net gain on hedged transactions	—	—	—	—	15,105	15,105
Share-based compensation expense	—	—	15,250	—	—	15,250
Repurchases of common stock	(4,960)	(4,340)	(1,558)	(180,699)	—	(186,597)
Tax benefit from stock option exercises	—	—	27,727	—	—	27,727
Exercise of stock options	1,534	1,342	(28,734)	—	—	(27,392)
Other equity transactions	8	7	165	—	—	172
Balances, February 3, 2012	338,089	$295,828	$2,967,027	$1,416,918	$ (5,191)	$4,674,582
Net income	—	—	—	952,662	—	952,662
Unrealized net gain on hedged transactions	—	—	—	—	2,253	2,253
Share-based compensation expense	—	—	21,664	—	—	21,664
Repurchases of common stock	(14,394)	(12,595)	(16)	(658,848)	—	(671,459)
Tax benefit from stock option exercises	—	—	77,020	—	—	77,020
Exercise of stock options	3,048	2,667	(75,787)	—	—	(73,120)
Other equity transactions	326	285	1,443	—	—	1,728
Balances, February 1, 2013	327,069	$286,185	$2,991,351	$1,710,732	$ (2,938)	$4,985,330

The accompanying notes are an integral part of the consolidated financial statements.

10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended		
	February 1, 2013	February 3, 2012	January 28, 2011
Cash flows from operating activities:			
Net income	$ 952,662	$ 766,685	$ 627,857
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	302,911	275,408	254,927
Deferred income taxes	(2,605)	10,232	50,985
Tax benefit of stock options	(87,752)	(33,102)	(13,905)
Loss on debt retirement, net	30,620	60,303	14,576
Noncash share-based compensation	21,664	15,250	15,956
Other noncash gains and losses	6,774	54,190	13,549
Change in operating assets and liabilities:			
Merchandise inventories	(391,409)	(291,492)	(251,809)
Prepaid expenses and other current assets	5,553	(34,554)	(10,157)
Accounts payable	194,035	104,442	123,424
Accrued expenses and other liabilities	(36,741)	71,763	(42,428)
Income taxes	138,711	51,550	42,903
Other	(3,071)	(195)	(1,194)
Net cash provided by (used in) operating activities	1,131,352	1,050,480	824,684
Cash flows from investing activities:			
Purchases of property and equipment	(571,596)	(514,861)	(420,395)
Proceeds from sales of property and equipment	1,760	1,026	1,448
Net cash provided by (used in) investing activities	(569,836)	(513,835)	(418,947)
Cash flows from financing activities:			
Issuance of long-term obligations	500,000	—	—
Repayments of long-term obligations	(478,255)	(911,951)	(131,180)
Borrowings under revolving credit facility	2,286,700	1,157,800	—
Repayments of borrowings under revolving credit facility	(2,184,900)	(973,100)	—
Debt issuance costs	(15,278)	—	—
Repurchases of common stock	(671,459)	(186,597)	—
Other equity transactions, net of employee taxes paid	(71,393)	(27,219)	(13,092)
Tax benefit of stock options	87,752	33,102	13,905
Net cash provided by (used in) financing activities	(546,833)	(907,965)	(130,367)
Net increase (decrease) in cash and cash equivalents	14,683	(371,320)	275,370
Cash and cash equivalents, beginning of year	126,126	497,446	222,076
Cash and cash equivalents, end of year	$ 140,809	$ 126,126	$ 497,446
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 121,712	$ 209,351	$ 244,752
Income taxes	422,333	382,294	314,123
Supplemental schedule of noncash investing and financing activities:			
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 39,147	$ 35,662	$ 29,658
Purchases of property and equipment under capital lease obligations	$ 3,440	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2012, 2011 and 2010, which represent fiscal years ended February 1, 2013, February 3, 2012, and January 28, 2011, respectively. The Company's fiscal year ends on the Friday closest to January 31. 2012 and 2010 were 52-week accounting periods, while 2011 was a 53-week accounting period. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

Business description

The Company sells general merchandise on a retail basis through 10,506 stores (as of February 1, 2013) in 40 states covering most of the southern, southwestern, midwestern and eastern United States. The Company owns distribution centers ("DCs") in Scottsville, Kentucky; South Boston, Virginia; Alachua, Florida; Zanesville, Ohio; Jonesville, South Carolina; Marion, Indiana, and Bessemer, Alabama, and leases DCs in Ardmore, Oklahoma; Fulton, Missouri; Indianola, Mississippi; and Lebec, California.

The Company purchases its merchandise from a wide variety of suppliers. Approximately 8% and 7% of the Company's purchases in 2012 were made from the Company's largest and second largest suppliers, respectively.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit (which may include foreign time deposits), and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $45.2 million and $38.7 million at February 1, 2013 and February 3, 2012, respectively.

At February 1, 2013, the Company maintained cash balances to meet a $20 million minimum threshold set by insurance regulators, as further described below under "Insurance liabilities."

Investments in debt and equity securities

The Company accounts for investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities (primarily mutual funds held pursuant to deferred compensation and supplemental retirement plans, as further discussed below in Notes 7 and 10) are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense.

1. Basis of presentation and accounting policies (Continued)

For the years ended February 1, 2013, February 3, 2012, and January 28, 2011, gross realized gains and losses on the sales of available-for-sale securities were not material. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. Costs directly associated with warehousing and distribution are capitalized into inventory. The excess of current cost over LIFO cost was approximately $101.9 million and $100.5 million at February 1, 2013 and February 3, 2012, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $1.4 million in 2012, $47.7 million in 2011, and $5.3 million in 2010.

The 2011 LIFO provision was impacted by increased commodity costs related to food, housewares and apparel products which were driven by increases in cotton, sugar, coffee, groundnut, resin, petroleum and other raw material commodity costs. These costs were relatively stable in 2012 and 2010.

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Cash consideration received from a vendor is generally presumed to be a rebate or an allowance and is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include prepaid amounts for rent, maintenance, advertising, and insurance, as well as amounts receivable for insurance related to a litigation settlement discussed in greater detail in Note 9, and certain vendor rebates (primarily those expected to be collected in cash) and coupons.

1. Basis of presentation and accounting policies (Continued)

Property and equipment

In 2007, as the result of a merger transaction, the Company's property and equipment was recorded at estimated fair values. Property and equipment acquired subsequent to the merger has been recorded at cost. The Company's property and equipment is summarized as follows:

(In thousands)	February 1, 2013	February 3, 2012
Land and land improvements	$ 257,695	$ 204,562
Buildings	773,835	622,849
Leasehold improvements	279,351	213,852
Furniture, fixtures and equipment	1,828,573	1,500,268
Construction in progress	87,444	139,454
	3,226,898	2,680,985
Less accumulated depreciation and amortization	1,138,233	886,025
Net property and equipment	$2,088,665	$1,794,960


10-K

The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives (in years):

Land improvements	20
Buildings	39 - 40
Leasehold improvements	(a)
Furniture, fixtures and equipment	3 - 10

(a) amortized over the lesser of the life of the applicable lease term or the estimated useful life of the asset

Depreciation expense related to property and equipment was approximately $277.2 million, $243.7 million and $215.7 million for 2012, 2011 and 2010. Amortization of capital lease assets is included in depreciation expense. Interest on borrowed funds during the construction of property and equipment is capitalized where applicable. Interest costs of $0.6 million and $1.5 million were capitalized in 2012 and 2011. No interest costs were capitalized in 2010.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, other than goodwill, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. In accordance with accounting standards for long-lived assets, the Company reviews for impairment stores open more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. The Company's estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is

1. Basis of presentation and accounting policies (Continued)

estimated based primarily upon estimated future cash flows (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

The Company recorded impairment charges included in SG&A expense of approximately $2.7 million in 2012, $1.0 million in 2011 and $1.7 million in 2010, to reduce the carrying value of certain of its stores' assets. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable primarily due to insufficient sales or excessive costs resulting in negative current and projected future cash flows at these locations.

Goodwill and other intangible assets

The Company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Goodwill and other intangible assets are tested for impairment when indicators of impairment are present. Quantitative impairment tests for indefinite-lived intangible assets are based on undiscounted cash flows, and if impaired, the associated assets must be written down to fair value based on either discounted cash flows or appraised values.

In accordance with accounting standards for goodwill and indefinite-lived intangible assets, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test.

Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

The quantitative goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company's reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require the Company to allocate the estimated fair value of its reporting unit to its assets and liabilities. Any unallocated fair value would represent the implied fair value of goodwill, which would be compared to its corresponding carrying value.

Other assets

Noncurrent Other assets consist primarily of qualifying prepaid expenses, debt issuance costs which are amortized over the life of the related obligations, deferred compensation obligations, and utility and security deposits.

1. Basis of presentation and accounting policies (Continued)

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	February 1, 2013	February 3, 2012
Compensation and benefits	$ 76,981	$ 76,989
Insurance	86,189	78,235
Taxes (other than taxes on income)	89,329	107,953
Other	104,939	133,898
	$357,438	$397,075


10-K

Other accrued expenses primarily include the current portion of liabilities for legal settlements, freight expense, contingent rent expense, utilities, derivatives, and common area and other maintenance charges.

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property and automobile claim exposures. Accordingly, provisions are made for the Company's estimates of such risks. The undiscounted future claim costs for the workers' compensation, general liability, and health claim risks are derived using actuarial methods. To the extent that subsequent claim costs vary from those estimates, future results of operations will be affected. Ashley River Insurance Company ("ARIC"), a South Carolina-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation and non-property general liability exposures. Pursuant to South Carolina insurance regulations, ARIC is required to maintain certain levels of cash and cash equivalents related to its self-insured exposures. ARIC currently insures no unrelated third-party risk.

The Company's policy is to record self-insurance reserves on an undiscounted basis, except for reserves assumed in a business combination.

Operating leases and related liabilities

Rent expense is recognized over the term of the lease. The Company records minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which normally includes a period prior to the store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Any difference between the calculated expense and the amounts actually paid are reflected as a liability, with the current portion in Accrued expenses and other and the long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $43.6 million and $31.3 million at February 1, 2013 and February 3, 2012, respectively.

1. Basis of presentation and accounting policies (Continued)

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable, in accordance with applicable accounting standards for contingent rent. The amount expensed but not paid as of February 1, 2013 and February 3, 2012 was approximately $7.7 million and $9.4 million, respectively, and is included in Accrued expenses and other in the consolidated balance sheets.

Other liabilities

Noncurrent Other liabilities consist of the following:

(In thousands)	February 1, 2013	February 3, 2012
Compensation and benefits	$ 18,404	$ 17,570
Insurance	137,451	137,891
Income tax related reserves	23,383	41,130
Other	46,161	32,558
	$225,399	$229,149

Amounts reflected as "other" in the table above consist primarily of deferred rent and derivative liabilities.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the

1. Basis of presentation and accounting policies (Continued)

fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The valuation of the Company's derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporates credit valuation adjustments (CVAs) to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

In connection with accounting standards for fair value measurement, the Company has made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio. The Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. However, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of February 1, 2013, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. Based on the Company's review of the CVAs by counterparty portfolio, the Company has determined that the CVAs are not significant to the overall portfolio valuations, as the CVAs are deemed to be immaterial in terms of basis points and are a very small percentage of the aggregate notional value. Although some of the CVAs as a percentage of termination value appear to be more significant, primary emphasis was placed on a review of the CVA in basis points and the percentage of the notional value. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with accounting standards for derivative instruments and hedging activities. All financial instrument positions taken by the Company are intended to be used to reduce risk by hedging an underlying economic exposure.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash

1. Basis of presentation and accounting policies (Continued)

flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge a certain portion of its risk, even though hedge accounting does not apply or the Company elects not to apply the hedge accounting standards.

The Company's derivative financial instruments, in the form of interest rate swaps at February 1, 2013, are related to variable interest rate risk exposures associated with the Company's long-term debt and were entered into in an effort to manage that risk. The counterparties to the Company's derivative agreements are all major international financial institutions. The Company continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties.

Revenue and gain recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and estimated returns and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales. The liability for retail merchandise returns is based on the Company's prior experience. The Company records gain contingencies when realized.

The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards was approximately $3.6 million and $2.9 million at February 1, 2013 and February 3, 2012, respectively, and is recorded in Accrued expenses and other liabilities. Through February 1, 2013, the Company has not recorded any breakage income related to its gift card program.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected in SG&A expenses net of earned cooperative advertising amounts provided by vendors which are specific, incremental and otherwise qualifying expenses related to the promotion or sale of vendor products for dollar amounts up to but not exceeding actual incremental costs. Advertising costs were $61.7 million, $50.4 million and $46.9 million in 2012, 2011 and 2010, respectively. These costs primarily include promotional circulars, targeted circulars supporting new stores, television and radio advertising, in-store signage, and costs associated with the sponsorships of certain automobile racing activities. Vendor funding for cooperative advertising offset reported expenses by $23.6 million, $20.8 million and $14.2 million in 2012, 2011 and 2010, respectively.

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate

1. Basis of presentation and accounting policies (Continued)

is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.


10-K

The Company calculates compensation expense for nonvested restricted stock, share units and similar awards as the difference between the market price of the underlying stock on the grant date and the purchase price, if any. Such expense is recognized on a straight-line basis for graded awards or an accelerated basis for performance awards over the period in which the recipient earns the awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

1. Basis of presentation and accounting policies (Continued)

Accounting standards

In July 2012, the Financial Accounting Standards Board (FASB) issued new accounting guidance relating to impairment testing for indefinite-lived intangible assets, as discussed in greater detail above under "Goodwill and other intangible assets." This guidance is effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company adopted this guidance in the third quarter of 2012 and it did not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued an accounting standards update which revises the manner in which entities present comprehensive income in their financial statements. The new standard removes the presentation options in current guidance and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or separate but consecutive statements. The Company adopted this guidance in 2012 in the form of separate but consecutive statements, and it did not have a material effect on its consolidated financial statements.

Reclassifications

Certain reclassifications of the 2011 and 2010 amounts have been made to conform to the 2012 presentation.

2. Common stock transactions

On August 29, 2012, the Company's Board of Directors authorized a $500 million common stock repurchase program, of which $143.6 million remained available for repurchase as of February 1, 2013. The repurchase authorization has no expiration date and allows repurchases from time to time in the open market or in privately negotiated transactions, which could include repurchases from Buck Holdings, L.P., a Delaware limited partnership controlled by KKR and Goldman Sachs and Co., or other related parties if appropriate. The timing and number of shares purchased will depend on a variety of factors, such as price, market conditions, compliance with the covenants and restrictions under our debt agreements and other factors. Repurchases under the program may be funded from available cash or borrowings under the Company's senior secured asset-based revolving credit facility, which is discussed in further detail in Note 6.

On November 30, 2011, the Company's Board of Directors authorized a $500 million common stock repurchase program, which was completed during 2012 as discussed below. The repurchase authorization had terms similar to the August 2012 authorization.

During the year ended February 1, 2013, the Company repurchased approximately 7.1 million shares under the November 2011 authorization at a total cost of $315.0 million, including approximately 6.8 million shares purchased from Buck Holdings, L.P. for an aggregate purchase price of $300.0 million, and approximately 7.3 million shares under the August 2012 authorization at a total cost of $356.4 million, including approximately 4.9 million shares purchased from Buck Holdings, L.P. for an aggregate purchase price of $250.0 million. During the year ended February 3, 2012, the Company repurchased approximately 4.9 million shares under the November 2011 authorization from Buck Holdings, L.P. at a total cost of $185.0 million.


10-K

3. Goodwill and other intangible assets

As of February 1, 2013 and February 3, 2012, the balances of the Company's intangible assets were as follows:

(In thousands)	Remaining Life	As of February 1, 2013 Amount	Accumulated Amortization	Net
Goodwill	Indefinite	$4,338,589	$ —	$4,338,589
Other intangible assets:				
Leasehold interests	1 to 10 years	$ 106,917	$87,074	$ 19,843
Trade names and trademarks	Indefinite	1,199,700	—	1,199,700
		$1,306,617	$87,074	$1,219,543

(In thousands)	Remaining Life	As of February 3, 2012 Amount	Accumulated Amortization	Net
Goodwill	Indefinite	$4,338,589	$ —	$4,338,589
Other intangible assets:				
Leasehold interests	1 to 11 years	$ 122,169	$85,415	$ 36,754
Trade names and trademarks	Indefinite	1,199,200	—	1,199,200
		$1,321,369	$85,415	$1,235,954

The Company recorded amortization expense related to amortizable intangible assets for 2012, 2011 and 2010 of $16.9 million, $21.0 million and $27.4 million, respectively, (all of which is included in rent expense, with the exception of internally developed software amortization of $1.7 million in 2010). Expected future cash flows associated with the Company's intangible assets are not expected to be materially affected by the Company's intent or ability to renew or extend the arrangements. The Company's goodwill balance is not expected to be deductible for tax purposes.

For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: 2013—$11.9 million, 2014—$5.8 million, 2015—$0.9 million, 2016—$0.3 million and 2017—$0.2 million.

4. Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

	2012 Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$952,662	332,254	$2.87
Effect of dilutive share-based awards		2,215	
Diluted earnings per share	$952,662	334,469	$2.85


10-K

4. Earnings per share (Continued)

	2011		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$766,685	341,234	$2.25
Effect of dilutive share-based awards		3,883	
Diluted earnings per share	$766,685	345,117	$2.22

	2010		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$627,857	341,047	$1.84
Effect of dilutive share-based awards		3,753	
Diluted earnings per share	$627,857	344,800	$1.82

Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the dilutive effect of share-based awards using the treasury stock method.

Options to purchase shares of common stock that were outstanding at the end of the respective periods, but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were 0.8 million, zero and 0.4 million in 2012, 2011 and 2010, respectively.

5. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2012	2011	2010
Current:			
Federal	$457,370	$385,277	$273,005
Foreign	1,209	1,449	1,269
State	78,025	56,272	28,062
	536,604	442,998	302,336
Deferred:			
Federal	9,734	8,313	42,024
State	(1,606)	7,293	12,755
	8,128	15,606	54,779
	$544,732	$458,604	$357,115

5. Income taxes (Continued)

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2012		2011		2010	
U.S. federal statutory rate on earnings before income taxes	$524,088	35.0%	$428,851	35.0%	$344,740	35.0%
State income taxes, net of federal income tax benefit	52,713	3.5	42,774	3.5	26,877	2.7
Jobs credits, net of federal income taxes	(16,062)	(1.1)	(15,153)	(1.2)	(8,845)	(0.9)
Increase (decrease) in valuation allowances	(3,050)	(0.2)	(2,202)	(0.2)	(1,003)	(0.1)
Income tax related interest expense (benefit), net of federal income taxes	(476)	—	(121)	—	(5,004)	(0.5)
Reduction in income tax reserves due to favorable examination resolutions	(13,676)	(0.9)	—	—	—	—
Other, net	1,195	0.1	4,455	0.3	350	0.1
	$544,732	36.4%	$458,604	37.4%	$357,115	36.3%

The 2012 effective tax rate was an expense of 36.4%. This expense was greater than the federal statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2012 effective tax rate of 36.4% was lower than the 2011 rate of 37.4% due to the favorable resolution of a federal income tax examination during 2012.

The 2011 effective tax rate was an expense of 37.4%. This expense was greater than the federal statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2011 effective rate was greater than the 2010 rate of 36.3% primarily due to the effective resolution of various examinations by the taxing authorities in 2010 that did not reoccur, to the same extent, in 2011. These factors resulted in rate increases in 2011, as compared to 2010, associated with state income taxes and income tax related interest expense. Increases in federal jobs related tax credits, primarily due to the Hire Act's Retention Credit, reduced the effective rate in 2011 as compared to 2010. The Retention Credit applies only to 2011.

The 2010 effective tax rate was an expense of 36.3%. This expense was greater than the federal statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate.

5. Income taxes (Continued)

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	February 1, 2013	February 3, 2012
Deferred tax assets:		
Deferred compensation expense	$ 9,276	$ 7,851
Accrued expenses and other	5,727	6,735
Accrued rent	15,450	11,125
Accrued insurance	72,442	70,180
Accrued bonuses	15,399	16,686
Interest rate hedges	1,883	4,479
Tax benefit of income tax and interest reserves related to uncertain tax positions	2,696	2,690
Other	13,914	16,010
State tax net operating loss carry forwards, net of federal tax	645	33
State tax credit carry forwards, net of federal tax	8,925	10,628
	146,357	146,417
Less valuation allowances	(1,830)	(4,881)
Total deferred tax assets	144,527	141,536
Deferred tax liabilities:		
Property and equipment	(294,204)	(287,447)
Inventories	(67,246)	(49,345)
Trademarks	(435,529)	(435,611)
Amortizable assets	(6,809)	(13,234)
Bonus related tax method change	(6,534)	(13,078)
Other	(4,498)	(3,539)
Total deferred tax liabilities	(814,820)	(802,254)
Net deferred tax liabilities	$(670,293)	$(660,718)

Net deferred tax liabilities are reflected separately on the consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred tax liabilities as recorded in the consolidated balance sheets:

(In thousands)	February 1, 2013	February 3, 2012
Current deferred income tax liabilities, net	$ (23,223)	$ (3,722)
Noncurrent deferred income tax liabilities, net	(647,070)	(656,996)
Net deferred tax liabilities	$(670,293)	$(660,718)

5. Income taxes (Continued)

The Company has state net operating loss carry forwards as of February 1, 2013 that total approximately $7.3 million which will expire in 2028. The Company also has state tax credit carry forwards of approximately $14.0 million that will expire beginning in 2021 through 2023.

The valuation allowance has been provided for state tax credit carry forwards and federal capital losses. The 2012, 2011, and 2010 decreases of $3.1 million, $2.2 million and $1.0 million, respectively, were recorded as a reduction in income tax expense. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.


10-K

The Internal Revenue Service ("IRS") has completed its examination of the Company's federal income tax returns for fiscal years 2006, 2007, and 2008. As a result, the 2008 and earlier tax years are not open for examination by the IRS. The IRS, at its discretion, may choose to examine the Company's 2009, 2010, or 2011 fiscal year income tax filings. The Company has various state income tax examinations that are currently in progress. Generally, the Company's 2009 and later tax years remain open for examination by the various state taxing authorities.

As of February 1, 2013, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $22.2 million, $2.3 million and $0.4 million, respectively, for a total of $24.9 million. Of this amount, $1.5 million and $23.4 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet.

As of February 3, 2012, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $42.0 million, $1.2 million and $0.6 million, respectively, for a total of $43.8 million. Of this amount, $0.3 million and $41.1 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet with the remaining $2.4 million reducing deferred tax assets related to net operating loss carry forwards.

The Company believes that it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $15.4 million in the coming twelve months principally as a result of the expiration of the statute of limitations. Also, as of February 1, 2013, approximately $22.2 million of the uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

The amounts associated with uncertain tax positions included in income tax expense consists of the following:

(In thousands)	2012	2011	2010
Income tax expense (benefit)	$(16,119)	$ 97	$(12,000)
Income tax related interest expense (benefit)	344	968	(5,800)
Income tax related penalty expense (benefit)	(200)	63	(700)

5. Income taxes (Continued)

A reconciliation of the uncertain income tax positions from January 29, 2010 through February 1, 2013 is as follows:

(In thousands)	2012	2011	2010
Beginning balance	$ 42,018	$26,429	$ 67,636
Increases—tax positions taken in the current year	2,114	125	125
Increases—tax positions taken in prior years	1,144	15,840	—
Decreases—tax positions taken in prior years	(22,669)	—	(36,973)
Statute expirations	(166)	(376)	(1,570)
Settlements	(204)	—	(2,789)
Ending balance	$ 22,237	$42,018	$ 26,429

6. Current and long-term obligations

Current and long-term obligations consist of the following:

(In thousands)	February 1, 2013	February 3, 2012
Senior secured term loan facility:		
Maturity July 6, 2014	$1,083,800	$1,963,500
Maturity July 6, 2017	879,700	—
ABL Facility, maturity July 6, 2014 and July 6, 2013, respectively	286,500	184,700
4⅛% Senior Notes due July 15, 2017	500,000	—
11⅞%/12⅝% Senior Subordinated Notes due July 15, 2017	—	450,697
Capital lease obligations	7,733	5,089
Tax increment financing due February 1, 2035	14,495	14,495
	2,772,228	2,618,481
Less: current portion	(892)	(590)
Long-term portion	$2,771,336	$2,617,891

As of February 1, 2013 the Company has senior secured credit agreements (the "Credit Facilities") which provide total financing of $3.16 billion, consisting of a senior secured term loan facility ("Term Loan Facility"), and a senior secured asset-based revolving credit facility ("ABL Facility").

On March 15, 2012, the ABL Facility was amended and restated. The maturity date was extended by a year to July 6, 2014 and the total commitment was increased to $1.2 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The Company capitalized $2.7 million of debt issue costs, and incurred a pretax loss of $1.6 million for the write off of a portion of existing debt issue costs associated with the amendment, which is reflected in Other (income) expense in the consolidated statement of income for the year ended February 1, 2013.

On March 30, 2012, the Term Loan Facility was amended and restated. Pursuant to the amendment, the maturity date for a portion ($879.7 million) of the Term Loan Facility was extended from July 6, 2014 to July 6, 2017. The applicable margin for borrowings under the Term Loan Facility

6. Current and long-term obligations (Continued)

remains unchanged. The Company capitalized $5.2 million of debt issue costs associated with the amendment.

On October 9, 2012, the Credit Facilities were further amended to add additional capacity for the Company to repurchase, redeem or otherwise acquire shares of its capital stock, not to exceed $250.0 million. The Company incurred a fee of $1.7 million associated with these amendments which is included in Other (income) expense in the consolidated statement of income for the year ended February 1, 2013. The Company was reimbursed for these fees as further discussed in Note 12.

Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at the Company's option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings as of February 1, 2013 and February 3, 2012 was (i) under the Term Loan, 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings and (ii) under the ABL Facility, 1.50% for LIBOR borrowings and 0.50% for base-rate borrowings. At February 3, 2012, prior to the amendment discussed above, the ABL Facility also had a "last out" tranche of $101.0 million for which the applicable margin was 2.25% for LIBOR borrowings and 1.25% for base rate borrowings. The applicable margins for borrowings under the ABL Facility are subject to adjustment each quarter based on average daily excess availability under the ABL Facility. The Company also must pay customary letter of credit fees. The interest rate for borrowings under the Term Loan Facility was 3.0% and 3.1% (without giving effect to the interest rate swaps discussed in Note 8), as of February 1, 2013 and February 3, 2012, respectively.

The senior secured credit agreement for the Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrences of certain debt. In addition, the senior secured credit agreement for the ABL Facility requires the Company to prepay the ABL Facility, subject to certain exceptions, with proceeds of non-ordinary course asset sales or dispositions of property and any borrowings in excess of the then current borrowing base. The Term Loan Facility can be prepaid in whole or in part at any time. No prepayments have been required under the prepayment provisions listed above through February 1, 2013.

All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of the Company's existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by the Company under the Credit Facilities as "unrestricted subsidiaries").

All obligations and guarantees of those obligations under the Term Loan Facility are secured by, subject to certain exceptions, a second-priority security interest in all existing and after-acquired inventory and accounts receivable; a first priority security interest in substantially all of the Company's and the guarantors' tangible and intangible assets (other than the inventory and accounts receivable collateral); and a first-priority pledge of the capital stock held by the Company. All obligations under the ABL Facility are secured by all existing and after-acquired inventory and accounts receivable, subject to certain exceptions.

The Credit Facilities contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness.

6. Current and long-term obligations (Continued)

As of February 1, 2013 and February 3, 2012, the respective letter of credit amounts related to the ABL Facility were $40.1 million and $38.4 million, and borrowing availability under the ABL Facility was $873.4 million and $807.9 million, respectively.

On July 12, 2012, the Company issued $500.0 million aggregate principal amount of 4.125% senior notes due 2017 (the "Senior Notes") which mature on July 15, 2017, pursuant to an indenture dated as of July 12, 2012 (the "Senior Indenture"). The Company capitalized $7.3 million of debt issue costs associated with the Senior Notes.

Interest on the Senior Notes is payable in cash on January 15 and July 15 of each year, commencing on January 15, 2013. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of the existing and future direct or indirect domestic subsidiaries that guarantee the obligations under the Credit Facilities discussed above.

The Company may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the Senior Indenture. The Company also may seek, from time to time, to retire some or all of the Senior Notes through cash purchases in the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

The Senior Indenture contains covenants limiting, among other things, the ability of the Company and its restricted subsidiaries to (subject to certain exceptions): consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

On July 15, 2012, the Company redeemed the entire $450.7 million outstanding aggregate principal amount of its 11.875%/12.625% Senior Subordinated Notes due 2017 (the "Senior Subordinated Notes") at a premium. The pretax loss on this transaction of $29.0 million is reflected in Other (income) expense in the consolidated statement of income for the year ended February 1, 2013. The Company funded the redemption price for the Senior Subordinated Notes with proceeds from the issuance of the Senior Notes.

In April and July 2011, the Company repurchased or redeemed all $864.3 million outstanding aggregate principal amount of its 10.625% senior notes due 2015 at a premium. The Company funded the redemption price for the senior notes due 2015 with cash on hand and borrowings under the ABL Facility. The 2011 redemption and repurchase resulted in pretax losses totaling $60.3 million, which is reflected in Other (income) expense in the consolidated statement of income for the year ended February 3, 2012.

6. Current and long-term obligations (Continued)

Scheduled debt maturities, including capital lease obligations, for the Company's fiscal years listed below are as follows (in thousands): 2013—$892; 2014—$1,371,266; 2015—$1,158; 2016—$1,379; 2017—$1,380,990; thereafter—$16,543.

7. Assets and liabilities measured at fair value

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of February 1, 2013, aggregated by the level in the fair value hierarchy within which those measurements fall.


10-K

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at February 1, 2013
Assets:				
Trading securities(a)	$ 5,586	$ —	$—	$ 5,586
Liabilities:				
Long-term obligations(b)	2,780,563	22,228	—	2,802,791
Derivative financial instruments(c)	—	4,822	—	4,822
Deferred compensation(d)	22,689	—	—	22,689

(a) Reflected at fair value in the consolidated balance sheet as Prepaid expenses and other current assets of $4,285 and Other assets, net of $1,301.

(b) Reflected at book value in the consolidated balance sheet as Current portion of long-term obligations of $892 and Long-term obligations of $2,771,336.

(c) Reflected at fair value in the consolidated balance sheet as noncurrent Other liabilities.

(d) Reflected at fair value in the consolidated balance sheet as Accrued expenses and other current liabilities of $4,285 and noncurrent Other liabilities of $18,404.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of February 1, 2013.

8. Derivative financial instruments

The Company enters into certain financial instrument positions, all of which are intended to be used to reduce risk by hedging an underlying economic exposure.

Risk management objective of using derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic

8. Derivative financial instruments (Continued)

risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined primarily by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's borrowings.

The Company is exposed to certain risks arising from uncertainties of future market values caused by the fluctuation in the prices of commodities. From time to time the Company may enter into derivative financial instruments to protect against future price changes related to these commodity prices.

Cash flow hedges of interest rate risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate changes. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive income (loss) (also referred to as "OCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. These transactions represent the only amounts reflected in Accumulated other comprehensive income (loss) in the consolidated statements of shareholders' equity. During the years ended February 1, 2013, February 3, 2012 and January 28, 2011, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

As of February 1, 2013, the Company had three interest rate swaps with a combined notional value of $875 million that were designated as cash flow hedges of interest rate risk. Amounts reported in Accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next 52-week period, the Company estimates that an additional $3.1 million will be reclassified as an increase to interest expense for all of its interest rate swaps.

Non-designated hedges of commodity risk

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet strict hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of February 1, 2013, the Company had no such non-designated hedges.

8. Derivative financial instruments (Continued)

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of February 1, 2013 and February 3, 2012:

(in thousands)	February 1, 2013	February 3, 2012
Derivatives Designated as Hedging Instruments		
Interest rate swaps classified in current liabilities as Accrued expenses and other	$ —	$10,820
Interest rate swaps classified in noncurrent liabilities as Other liabilities	$4,822	$ —


10-K

The tables below present the pre-tax effect of the Company's derivative financial instruments as reflected in the consolidated statements of comprehensive income and shareholders' equity, as applicable:

(in thousands)	2012	2011	2010
Derivatives in Cash Flow Hedging Relationships			
Loss related to effective portion of derivative recognized in OCI	$ 9,626	$ 3,836	$19,717
Loss related to effective portion of derivative reclassified from Accumulated OCI to Interest expense	$13,327	$28,633	$42,994
(Gain) loss related to ineffective portion of derivative recognized in Other (income) expense	$(2,392)	$ 312	$ 526

Credit-risk-related contingent features

The Company has agreements with all of its interest rate swap counterparties that contain a provision providing that the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on such indebtedness.

As of February 1, 2013, the fair value of interest rate swaps in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $5.0 million. If the Company had breached any of these provisions at February 1, 2013, it could have been required to post full collateral or settle its obligations under the agreements at an estimated termination value of $5.0 million. As of February 1, 2013, the Company had not breached any of these provisions or posted any collateral related to these agreements.

9. Commitments and contingencies

Leases

As of February 1, 2013, the Company was committed under operating lease agreements for most of its retail stores. Many of the Company's stores are subject to build-to-suit arrangements with landlords which typically carry a primary lease term of 10-15 years with multiple renewal options. The Company also has stores subject to shorter-term leases and many of these leases have renewal options. Certain of the Company's leased stores have provisions for contingent rentals based upon a specified percentage of defined sales volume.

9. Commitments and contingencies (Continued)

The land and buildings of the Company's DCs in Fulton, Missouri and Indianola, Mississippi are subject to operating lease agreements and the leased Ardmore, Oklahoma DC is subject to a financing arrangement. The entities involved in the ownership structure underlying these leases meet the accounting definition of a Variable Interest Entity ("VIE"). The Company is not the primary beneficiary of these VIEs and, accordingly, has not included these entities in its consolidated financial statements. Certain leases contain restrictive covenants. As of February 1, 2013, the Company is not aware of any material violations of such covenants.

In January 1999, the Company sold its DC located in Ardmore, Oklahoma for cash and concurrent with the sale transaction, the Company leased the property back for a period of 23 years. The transaction is accounted for as a financing obligation rather than a sale as a result of, among other things, the lessor's ability to put the property back to the Company under certain circumstances. The property and equipment, along with the related lease obligation associated with this transaction are recorded in the consolidated balance sheets. In August 2007, the Company purchased a secured promissory note (the "Ardmore Note") from an unrelated third party with a face value of $34.3 million at the date of purchase which approximated the remaining financing obligation. The Ardmore Note represents debt issued by the third party entity from which the Company leases the Ardmore DC and therefore the Company holds the debt instrument pertaining to its lease financing obligation. Because a legal right of offset exists, the Company is accounting for the Ardmore Note as a reduction of its outstanding financing obligation in its consolidated balance sheets.

Future minimum payments as of February 1, 2013 for operating leases are as follows:

(In thousands)	
2013	$ 611,595
2014	568,029
2015	509,684
2016	452,756
2017	399,708
Thereafter	1,993,446
Total minimum payments	$4,535,218

Total minimum payments for capital leases as of February 1, 2013 were $10.1 million, with a present value of $7.7 million at an effective interest rate of approximately 6.2% at February 1, 2013. The gross amount of property and equipment recorded under capital leases and financing obligations at February 1, 2013 and at February 3, 2012, was $29.8 million and $29.0 million, respectively. Accumulated depreciation on property and equipment under capital leases and financing obligations at February 1, 2013 and February 3, 2012, was $6.9 million and $7.3 million, respectively.

9. Commitments and contingencies (Continued)

Rent expense under all operating leases is as follows:

(In thousands)	2012	2011	2010
Minimum rentals(a)	$599,138	$525,486	$471,402
Contingent rentals	15,150	16,856	17,882
	$614,288	$542,342	$489,284

(a) Excludes amortization of leasehold interests of $16.9 million, $21.0 million and $25.7 million included in rent expense for the years ended February 1, 2013, February 3, 2012, and January 28, 2011, respectively.


10-K

Legal proceedings

On August 7, 2006, a lawsuit entitled *Cynthia Richter, et al. v. Dolgencorp, Inc., et al.* was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) ("Richter") in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the *Richter* plaintiff filed a motion in which she asked the court to certify a nationwide class of current and former store managers. The Company opposed the plaintiff's motion. On March 23, 2007, the court conditionally certified a nationwide class. On December 2, 2009, notice was mailed to over 28,000 current or former Dollar General store managers. Approximately 3,950 individuals opted into the lawsuit, approximately 1,000 of whom have been dismissed for various reasons, including failure to cooperate in discovery.

On April 2, 2012, the Company moved to decertify the class. The plaintiff's response to that motion was filed on May 9, 2012.

On October 22, 2012, the court entered a Memorandum Opinion granting the Company's decertification motion. On December 19, 2012, the court entered an Order decertifying the matter and stating that a separate Order would be entered regarding the opt-in plaintiffs' rights and Cynthia Richter's individual claims. To date, the court has not entered such an Order.

The parties agreed to mediate the matter, and the court informally stayed the action pending the results of the mediation. A mediation was conducted on January 11, 2013, at which time the parties were unable to reach an agreement. The parties anticipate that a second mediation will be conducted in April 2013. If the parties ultimately are unable to resolve the matter, plaintiff has indicated her intention to appeal the decertification to the United States Court of Appeals for the Eleventh Circuit.

The Company believes that its store managers are and have been properly classified as exempt employees under the FLSA and that the *Richter* action is not appropriate for collective action treatment. The Company has obtained summary judgment in some, although not all, of its pending individual or single-plaintiff store manager exemption cases in which it has filed such a motion.

However, at this time, it is not possible to predict whether *Richter* ultimately will be permitted to proceed collectively, and no assurances can be given that the Company will be successful in its defense of the action on the merits or otherwise. Similarly, at this time the Company cannot estimate either the

9. Commitments and contingencies (Continued)

size of any potential class or the value of the claims asserted in *Richter*. For these reasons, the Company is unable to estimate any potential loss or range of loss in the matter; however, if the Company is not successful in its defense efforts, the resolution of *Richter* could have a material adverse effect on the Company's financial statements as a whole. The Company will continue to vigorously defend its position in the *Richter* matter.

On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (*Janet Calvert v. Dolgencorp, Inc.*, Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act and Title VII of the Civil Rights Act of 1964, as amended ("Title VII") (now captioned, *Wanda Womack, et al. v. Dolgencorp, Inc.*, Case No. 2:06-cv-00465-VEH). The complaint subsequently was amended to include additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations that the Company's compensation practices disparately impact females. Under the amended complaint, plaintiffs sought to proceed collectively under the Equal Pay Act and as a class under Title VII, and requested back wages, injunctive and declaratory relief, liquidated damages, punitive damages and attorneys' fees and costs.

On July 9, 2007, the plaintiffs filed a motion in which they asked the court to approve the issuance of notice to a class of current and former female store managers under the Equal Pay Act. The Company opposed plaintiffs' motion. On November 30, 2007, the court conditionally certified a nationwide class of females under the Equal Pay Act who worked for Dollar General as store managers between November 30, 2004 and November 30, 2007. The notice was issued on January 11, 2008, and persons to whom the notice was sent were required to opt into the suit by March 11, 2008. Approximately 2,100 individuals opted into the lawsuit.

On April 19, 2010, the plaintiffs moved for class certification relating to their Title VII claims. The Company filed its response to the certification motion in June 2010. The Company's motion to decertify the Equal Pay Act class was denied as premature.

The parties agreed to mediate, and the court stayed the action pending the results of the mediation. The mediation occurred in March and April, 2011, at which time the Company reached an agreement in principle to settle the matter on behalf of the entire putative class. The proposed settlement, which received final approval from the court on July 23, 2012, provides for both monetary and equitable relief. Under the approved terms, $3.25 million was paid for plaintiffs' legal fees and costs and $15.5 million was paid into a fund for the class members that will be apportioned and paid out to individual members (less certain administrative expenses and an additional $3 million in attorneys' fees approved by the court on October 24, 2012). Of the total $18.75 million, the Company's Employment Practices Liability Insurance ("EPLI") carrier paid approximately $15.9 million in the first quarter of 2012 to a third party claims administrator to disburse the funds, per the settlement terms, to claimants and counsel in accordance with the court's orders, which represented the balance remaining of the $20 million EPLI policy covering the claims. The Company paid approximately $2.8 million to the third party claims administrator. In addition, the Company agreed to make, and, effective April 1, 2012, has made, certain adjustments to its pay setting policies and procedures for new store managers. Because it deemed settlement probable and estimable, the Company accrued for the net settlement as well as for certain additional anticipated fees related thereto during the first quarter of 2011, and concurrently recorded a receivable of approximately $15.9 million from its EPLI carrier. Due to the

9. Commitments and contingencies (Continued)

payments described above, the accrual and receivable were each relieved during the first quarter of 2012.

On April 9, 2012, the Company was served with a lawsuit filed in the United States District Court for the Eastern District of Virginia entitled *Jonathan Marcum v. Dolgencorp. Inc.* (Civil Action No. 3:12-cv-00108-JRS) in which the plaintiffs, one of whose conditional offer of employment was rescinded, allege that certain of the Company's background check procedures violate the Fair Credit Reporting Act ("FCRA"). Plaintiff Marcum also alleges defamation. According to the complaint and subsequently filed first and amended complaints, the plaintiff seeks to represent a putative class of applicants in connection with his FCRA claims. The Company filed its response to the original complaint in June 2012 and moved to dismiss certain allegations contained in the amended complaint in November 2012. That motion remains pending. The plaintiff's certification motion is currently due to be filed on or before April 5, 2013.

The parties agreed to mediate, and mediation was conducted on January 15, 2013. Although the mediation was unsuccessful, the parties have continued informally to discuss potential resolution of this matter. The Company's Employment Practices Liability Insurance ("EPLI") carrier has been placed on notice of this matter and participated in the mediation and the informal settlement discussions. The EPLI Policy covering this matter has a $2 million self-insured retention.

At this time, it is not possible to predict whether the court ultimately will permit the action to proceed as a class under the FCRA. Although the Company intends to vigorously defend the action, no assurances can be given that it will be successful in the defense on the merits or otherwise. At this stage in the proceedings, the Company cannot estimate either the size of any potential class or the value of the claims raised by the plaintiff. Based on settlement discussions and given the Company's EPLI coverage, the Company believes that it is likely to expend the balance of its self-insured retention in settlement of this litigation or otherwise and, therefore, has accrued $1.8 million, an amount that is immaterial to the Company's financial statements taken as a whole.

In September 2011, the Chicago Regional Office of the United States Equal Employment Opportunity Commission ("EEOC" or "Commission") notified the Company of a cause finding related to the Company's criminal background check policy. The cause finding alleges that Dollar General's criminal background check policy, which excludes from employment individuals with certain criminal convictions for specified periods, has a disparate impact on African-American candidates and employees in violation of Title VII of the Civil Rights Act of 1964, as amended.

The Company and the EEOC engaged in the statutorily required conciliation process, and despite the Company's good faith efforts to resolve the matter, the Commission notified the Company on July 26, 2012 of its view that conciliation had failed. Based on the Commission's course of conduct, the Company believes that litigation may ensue; however, no suit has been filed to date.

The Company believes that its criminal background check process is both lawful and necessary to a safe environment for its employees and customers and the protection of its assets and shareholders' investments. The Company also does not believe that this matter would be amenable to class or similar treatment; however, because at this time the Company cannot estimate or determine the form that any ultimate litigation would take, the size of any putative class or the damages or other recoveries that would be sought, it cannot estimate the potential exposure. If the matter were to proceed successfully

9. Commitments and contingencies (Continued)

as a class or similar action, it could have a material impact on the Company's financial statements as a whole.

On May 20, 2011, a lawsuit entitled *Winn-Dixie Stores, Inc., et al. v. Dolgencorp, LLC* was filed in the United States District Court for the Southern District of Florida (Case No. 9:11-cv-80601-DMM) ("Winn-Dixie") in which the plaintiffs alleged that the sale of food and other items in approximately 55 of the Company's stores, each of which allegedly is or was at some time co-located in a shopping center with one of plaintiffs' stores, violates restrictive covenants that plaintiffs contend are binding on the occupants of the shopping centers. Plaintiffs sought damages and an injunction limiting the sale of food and other items in those stores. Although plaintiffs did not make a demand for any specific amount of damages, documents prepared and produced by plaintiffs during discovery suggested that plaintiffs would seek as much as $47 million although the court limited their ability to prove such damages. The Company vigorously defended the *Winn-Dixie* matter and viewed that sum as wholly without basis and unsupported by the law and the facts. The various leases involved in the matter are unique in their terms and/or the factual circumstances surrounding them, and, in some cases, the stores named by plaintiffs are not now and have never been co-located with plaintiffs' stores. The court granted the Company's motion challenging the admissibility of plaintiffs' damages expert, precluding the expert from testifying. The case was consolidated with similar cases against Big Lots and Dollar Tree, and a non-jury trial commenced on May 14, 2012 and presentation of evidence concluded on May 22, 2012. The court issued an order on August 10, 2012 in which it (i) dismissed all claims for damages, (ii) dismissed claims for injunctive relief for all but four stores, and (iii) directed the Company to report to the court on its compliance with restrictive covenants at the four stores for which it did not dismiss the claims for injunctive relief. The Company believes that the ruling will have no material impact on the Company's financial statements or otherwise. Plaintiffs filed a notice of appeal of the court's decision on August 28, 2012. If the court's ruling is overturned on appeal, in whole or in part, no assurances can be given that the Company will be successful in its ultimate defense of the action on the merits or otherwise. If the Company is not successful in its defense, the outcome could have a material adverse effect on the Company's financial statements as a whole.

In 2008, the Company terminated an interest rate swap as a result of the counterparty's declaration of bankruptcy and made a cash payment of $7.6 million to settle the swap. On May 14, 2010, the Company received a demand from the counterparty for an additional payment of approximately $19 million plus interest. In April 2011, the Company reached a settlement with the counterparty under which the Company paid an additional $9.85 million in exchange for a full release. The Company accrued the settlement amount along with additional expected fees and costs related thereto in the first quarter of 2011. The settlement was finalized and the payment was made in May 2011.

From time to time, the Company is a party to various other legal actions involving claims incidental to the conduct of its business, including actions by employees, consumers, suppliers, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, including without limitation under federal and state employment laws and wage and hour laws. The Company believes, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's results of operations, cash flows, or financial position. In addition,

9. Commitments and contingencies (Continued)

certain of these lawsuits, if decided adversely to the Company or settled by the Company, may result in liability material to the Company's financial position or may negatively affect operating results if changes to the Company's business operation are required.

10. Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").


10-K

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2012, 2011 and 2010, the Company expensed approximately $11.9 million, $10.9 million and $9.5 million, respectively, for matching contributions.

The Company also has a nonqualified supplemental retirement plan ("SERP") and compensation deferral plan ("CDP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and other key employees. The Company incurred compensation expense for these plans of approximately $1.4 million, $1.7 million and $1.7 million in 2012, 2011 and 2010, respectively.

The CDP/SERP Plan assets are invested in accounts selected by the Company's Compensation Committee or its delegate. These investments are classified as trading securities and the associated deferred compensation liability is reflected in the consolidated balance sheets as further discussed in Note 7.

11. Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards, under which the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

On July 6, 2007, the Company's Board of Directors adopted the 2007 Stock Incentive Plan for Key Employees, which plan was subsequently amended (as so amended, the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. The number of shares of Company common stock authorized for grant under the Plan is 31,142,858. As of February 1, 2013, 20,140,249 of such shares are available for future grants.

Under the Plan, the Company has granted options that vest solely upon the continued employment of the recipient ("Time Options"), options that vest upon the achievement of predetermined annual or cumulative financial-based targets ("Performance Options") and other awards. Time and Performance stock options generally vest ratably on an annual basis over a five-year period, with limited exceptions, while other awards vest over varying time periods.

11. Share-based payments (Continued)

Assuming specified financial targets are met, the Performance Options vest as of the Company's fiscal year end, and as a result the initial and final tranche of each Performance Option grant may be prorated based upon the date of grant. In the event the performance target is not achieved in any given annual performance period, the Performance Options for that period may still subsequently vest, provided that a cumulative performance target is achieved. Vesting of the Time Options and Performance Options is also subject to acceleration in the event of an earlier change in control or certain public offerings of the Company's common stock. Each of these options, whether Time Options or Performance Options, have a contractual term of 10 years and an exercise price equal to the fair value of the underlying common stock on the date of grant.

The weighted average for key assumptions used in determining the fair value of all options granted in the years ended February 1, 2013, February 3, 2012, and January 28, 2011, and a summary of the methodology applied to develop each assumption, are as follows:

	February 1, 2013	February 3, 2012	January 28, 2011
Expected dividend yield	0%	0%	0%
Expected stock price volatility	26.8%	38.7%	39.1%
Weighted average risk-free interest rate	1.5%	2.3%	2.8%
Expected term of options (years)	6.3	6.8	7.0

Expected dividend yield—This is an estimate of the expected dividend yield on the Company's stock. The Company is subject to limitations on the payment of dividends under its Credit Facilities as further discussed in Note 6. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility—This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate. For awards issued under the Plan through October 2011, the expected volatilities were based upon the historical volatilities of a peer group of four companies. Beginning in November 2011, the expected volatilities for awards are based on the historical volatility of the Company's publicly traded common stock. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate—This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options—This is the period of time over which the options granted are expected to remain outstanding. The Company has estimated the expected term as the mid-point between the vesting date and the contractual term of the option. An increase in the expected term will increase compensation expense.

Both the Time Options and the Performance Options are subject to various provisions set forth in a management stockholder's agreement entered into with each option holder by which the Company may require the employee, upon termination, to sell to the Company any vested options or shares received upon exercise of the Time Options or Performance Options at amounts that differ based upon the reason for the termination. In particular, in the event that the employee resigns "without good reason" (as defined in the management stockholder's agreement), then any options whether or not then exercisable are forfeited and any shares received upon prior exercise of such options are callable at the

11. Share-based payments (Continued)

Company's option at an amount equal to the lesser of fair value or the amount paid for the shares (i.e., the exercise price). In such cases, because the employee would not benefit in any share appreciation over the exercise price, for accounting purposes such options are not considered vested until the expiration of the Company's call option, which is generally five years subsequent to the date of grant. Accordingly, all references to the vesting provisions or vested status of the options discussed in this note give effect to the vesting pursuant to these accounting provisions and may differ from descriptions of the vesting status of the Time Options and Performance Options located elsewhere in this report or the Company's other SEC filings.

A summary of Time Options activity during the year ended February 1, 2013 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, February 3, 2012	4,258,581	$10.55		
Granted	—	—		
Exercised	(2,861,681)	8.97		
Canceled	(46,258)	16.10		
Balance, February 1, 2013	1,350,642	$13.69	5.9	$44,017
Exercisable at February 1, 2013	723,335	$11.42	5.4	$25,215

The weighted average grant date fair value of Time Options granted during 2011 and 2010 was $13.47 and $12.61, respectively. The intrinsic value of Time Options exercised during 2012, 2011 and 2010 was $117.3 million, $41.4 million and $5.5 million, respectively.

A summary of Performance Options activity during the year ended February 1, 2013 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, February 3, 2012	3,968,237	$10.75		
Granted	—	—		
Exercised	(2,661,902)	9.12		
Canceled	(41,509)	16.87		
Balance, February 1, 2013	1,264,826	$13.96	6.0	$40,879
Exercisable at February 1, 2013	916,223	$12.61	5.8	$30,850

The weighted average grant date fair value of Performance Options granted during 2011 and 2010 was $13.47 and $12.61, respectively. The intrinsic value of Performance Options exercised during 2012, 2011 and 2010 was $106.4 million, $41.8 million and $14.7 million, respectively.

The Company currently believes that the performance targets related to the unvested Performance Options will be achieved. If such goals are not met, and there is no change in control or certain public offerings of the Company's common stock which would result in the acceleration of vesting of the

11. Share-based payments (Continued)

Performance Options, future compensation cost relating to unvested Performance Options will not be recognized.

Other options include awards granted to employees and members of the board of directors and generally vest solely upon the continued employment or board service of the recipient over a period of four years for employees and three years for board members. A summary of other stock option activity during the year ended February 1, 2013 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, February 3, 2012	217,137	$29.05		
Granted	1,063,303	45.46		
Exercised	(8,532)	13.36		
Canceled	(60,137)	45.14		
Balance, February 1, 2013	1,211,771	$42.77	8.9	$4,416
Exercisable at February 1, 2013	142,026	$28.76	7.3	$2,489

The weighted average grant date fair value of other options granted was $13.54 and $13.14 during 2012 and 2011, respectively. No other options were granted in 2010. The intrinsic value of other options exercised during 2012, 2011 and 2010 was $0.3 million, $1.6 million and $15.5 million, respectively.

From time to time, the Company has issued share unit awards including restricted stock units and, beginning in 2012, performance stock units. All nonvested performance stock unit and restricted stock unit awards granted in the periods presented had a purchase price of zero. The nonvested performance share unit and restricted stock unit awards granted under the plan generally vest ratably over a three-year period, and, with limited exceptions, are automatically converted into shares of common stock on the vesting date.

The number of performance stock unit awards issued is based upon the Company's annual financial performance as specified in the award agreement. A summary of performance stock unit award activity during the year ended February 1, 2013 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, February 3, 2012	—	
Granted	171,497	
Converted to common stock	—	
Canceled	(8,809)	
Balance, February 1, 2013	162,688	$7,529

The weighted average grant date fair value of performance stock units granted was $45.25 during 2012. No performance stock units were granted during 2011 or 2010.

11. Share-based payments (Continued)

A summary of restricted stock unit award activity during the year ended February 1, 2013 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, February 3, 2012	13,024	
Granted	305,618	
Converted to common stock	(4,873)	
Canceled	(24,842)	
Balance, February 1, 2013	288,927	$13,372

The weighted average grant date fair value of restricted stock units granted was $45.33 and $33.16 during 2012 and 2011, respectively. No restricted stock units were granted in 2010.

In March 2012, the Company issued a performance-based award of 326,037 shares of restricted stock to its Chairman and Chief Executive Officer. This restricted stock award had a fair value on the grant date of $45.25 per share and a purchase price of zero, and may vest in the future if certain specified earnings per share targets for fiscal years 2014 and 2015 are achieved. The Company will not begin recognizing compensation cost for these awards until the future periods that the awards relate to, and then only if the Company believes that the performance targets related to the unvested restricted stock will be achieved. As a result, this award is not included in the unrecognized compensation cost award disclosure which follows.

At February 1, 2013, the total unrecognized compensation cost related to nonvested stock-based awards was $27.7 million with an expected weighted average expense recognition period of 1.7 years.

In October 2007, the Company's Board of Directors adopted an Equity Appreciation Rights Plan, which plan was later amended and restated (as amended and restated, the "Rights Plan"). The Rights Plan provides for the granting of equity appreciation rights to nonexecutive managerial employees. During 2011, 818,847 equity appreciation rights were granted, 768,561 of such rights vested, primarily in conjunction with the Company's December 2011 stock offering and 50,286 of such rights were cancelled. No such rights are outstanding as of February 1, 2013.

11. Share-based payments (Continued)

The fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in net income before income taxes as follows:

(In thousands)	Stock Options	Performance Stock Units	Restricted Stock Units	Equity Appreciation Rights	Total
Year ended February 1, 2013					
Pre-tax	$14,078	$4,082	$3,504	$ —	$21,664
Net of tax	$ 8,578	$2,487	$2,135	$ —	$13,200
Year ended February 3, 2012					
Pre-tax	$15,121	$ —	$ 129	$ 8,731	$23,981
Net of tax	$ 9,208	$ —	$ 79	$ 5,317	$14,604
Year ended January 28, 2011					
Pre-tax	$12,722	$ —	$ 83	$17,366	$30,171
Net of tax	$ 7,755	$ —	$ 51	$10,587	$18,393

12. Related party transactions

From time to time the Company may conduct business with related parties including KKR and Goldman, Sachs and Co., and references herein to these entities include their affiliates. KKR and Goldman, Sachs & Co. indirectly own a significant portion of the Company's common stock. Two of KKR's members and a managing director of Goldman, Sachs & Co. serve on the Company's Board of Directors.

KKR and Goldman, Sachs & Co. (among other entities) are or may be lenders, agents or arrangers under the Company's Term Loan Facility and ABL Facility discussed in further detail in Note 6. The Company made interest payments of approximately $62.0 million, $66.4 million and $53.4 million on the Term Loan Facility, and $6.0 million, $2.8 million and zero on the ABL Facility, during 2012, 2011 and 2010, respectively. In connection with the March 2012 amendment to the Term Loan Facility, KKR received $0.4 million. In connection with the March 2012 ABL Facility and Term Loan Facility amendments, Goldman, Sachs & Co. received $0.1 million and $0.4 million, respectively.

On October 9, 2012, the Term Loan and ABL Facilities were further amended to add additional capacity for the Company to repurchase, redeem or otherwise acquire shares of its capital stock, not to exceed $250.0 million. The Company incurred a fee of $1.7 million associated with these amendments, which was reimbursed to the Company by Buck Holdings, L.P. (which is controlled by KKR and Goldman Sachs & Co.) and such reimbursement was recorded as a capital contribution during 2012.

As joint book-running managers in connection with the issuance of the Senior Notes, KKR and Goldman Sachs & Co. received an equivalent share of approximately $2.3 million during 2012.

Goldman, Sachs & Co. was a counterparty to an amortizing interest rate swap which matured on July 31, 2012. The swap was entered into in connection with the Term Loan Facility. The Company paid Goldman, Sachs & Co. approximately $2.5 million, $13.9 million and $12.9 million in 2012, 2011 and 2010, respectively, pursuant to this interest rate swap.

12. Related party transactions (Continued)

The Company repurchased common stock held by Buck Holdings, L.P during 2012 as further discussed in Note 2.

13. Segment reporting

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 1, 2013, all of the Company's operations were located within the United States with the exception of a Hong Kong subsidiary, and a liaison office in India, the collective assets and revenues of which are not material. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.


10-K

(In thousands)	2012	2011	2010
Classes of similar products:			
Consumables	$11,844,846	$10,833,735	$ 9,332,119
Seasonal	2,172,399	2,051,098	1,887,917
Home products	1,061,573	1,005,219	917,638
Apparel	943,310	917,136	897,326
Net sales	$16,022,128	$14,807,188	$13,035,000

14. Quarterly financial data (unaudited)

The following is selected unaudited quarterly financial data for the fiscal years ended February 1, 2013 and February 3, 2012. Each quarterly period listed below was a 13-week accounting period, with the exception of the fourth quarter of 2011, which was a 14-week accounting period. The sum of the four quarters for any given year may not equal annual totals due to rounding.

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012:				
Net sales	$3,901,205	$3,948,655	$3,964,647	$4,207,621
Gross profit	1,228,256	1,263,223	1,226,123	1,367,799
Operating profit	384,324	387,214	361,389	522,349
Net income	213,415	214,140	207,685	317,422
Basic earnings per share	0.64	0.64	0.62	0.97
Diluted earnings per share	0.63	0.64	0.62	0.97

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:				
Net sales	$3,451,697	$3,575,194	$3,595,224	$4,185,073
Gross profit	1,087,397	1,148,342	1,115,802	1,346,369
Operating profit	321,618	350,029	310,917	508,240
Net income	156,969	146,042	171,164	292,510
Basic earnings per share	0.46	0.43	0.50	0.86
Diluted earnings per share	0.45	0.42	0.50	0.85

14. Quarterly financial data (unaudited) (Continued)

As discussed in Note 6, in the second quarter of 2012, the Company repurchased $450.7 million principal amount of its outstanding senior subordinated notes due 2017, resulting in a pretax loss of $29.0 million ($17.7 million net of tax, or $0.05 per diluted share) which was recognized as Other (income) expense.

As discussed in Note 6, in the first quarter of 2011, the Company repurchased $25.0 million principal amount of its outstanding senior notes due 2015, resulting in a pretax loss of $2.2 million ($1.3 million net of tax, or less than $0.01 per diluted share) which was recognized as Other (income) expense.

As discussed in Note 6, in the second quarter of 2011, the Company repurchased $839.3 million principal amount of its outstanding senior notes due 2015, resulting in a pretax loss of $58.1 million ($35.4 million net of tax, or $0.10 per diluted share) which was recognized as Other (income) expense.

As discussed in Note 11, in the fourth quarter of 2011 the Company incurred share-based compensation expenses included in SG&A of $8.6 million ($5.3 million net of tax, or $0.02 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock.

15. Subsequent event

On March 19, 2013, the Company's Board of Directors authorized a $500 million increase in the common stock repurchase program discussed in Note 2. The repurchase authorization has no expiration date and allows repurchases from time to time in the open market or in privately negotiated transactions, which could include repurchases from Buck Holdings, L.P. or other related parties if appropriate. The timing and number of shares purchased depends on a variety of factors, such as price, market conditions and other factors. Repurchases under the program may be funded from available cash or borrowings under the ABL Facility discussed in Note 6.

16. Guarantor subsidiaries

Certain of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under certain outstanding debt obligations. Each of the Guarantors is a direct or indirect wholly-owned subsidiary of the Company. The following consolidating schedules present condensed financial information on a combined basis, in thousands.

	February 1, 2013				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,759	$ 117,186	$ 21,864	$ —	$ 140,809
Merchandise inventories	—	2,397,175	—	—	2,397,175
Income taxes receivable	—	—	—	—	—
Deferred income taxes	4,616	—	24,016	(28,632)	—
Prepaid expenses and other current assets	654,787	5,773,989	5,711	(6,295,358)	139,129
Total current assets	661,162	8,288,350	51,591	(6,323,990)	2,677,113
Net property and equipment	126,191	1,962,375	99	—	2,088,665
Goodwill	4,338,589	—	—	—	4,338,589
Other intangible assets, net	1,199,700	19,843	—	—	1,219,543
Deferred income taxes	—	—	49,097	(49,097)	—
Other assets, net	8,075,560	15,103	361,999	(8,408,890)	43,772
Total assets	$14,401,202	$10,285,671	$462,786	$(14,781,977)	$10,367,682
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ 600	$ 292	$ —	$ —	$ 892
Accounts payable	5,780,924	1,716,370	51,148	(6,286,835)	1,261,607
Accrued expenses and other	44,621	252,310	69,030	(8,523)	357,438
Income taxes payable	51,697	5,411	38,279	—	95,387
Deferred income taxes	—	51,855	—	(28,632)	23,223
Total current liabilities	5,877,842	2,026,238	158,457	(6,323,990)	1,738,547
Long-term obligations	3,066,212	3,687,969	—	(3,982,845)	2,771,336
Deferred income taxes	429,253	266,914	—	(49,097)	647,070
Other liabilities	42,565	42,349	140,485	—	225,399
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	286,185	23,855	100	(23,955)	286,185
Additional paid-in capital	2,991,351	560,779	19,900	(580,679)	2,991,351
Retained earnings	1,710,732	3,677,567	143,844	(3,821,411)	1,710,732
Accumulated other comprehensive loss	(2,938)	—	—	—	(2,938)
Total shareholders' equity	4,985,330	4,262,201	163,844	(4,426,045)	4,985,330
Total liabilities and shareholders' equity	$14,401,202	$10,285,671	$462,786	$(14,781,977)	$10,367,682

16. Guarantor subsidiaries (Continued)

	February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,844	$ 102,627	$ 21,655	$ —	$ 126,126
Merchandise inventories	—	2,009,206	—	—	2,009,206
Deferred income taxes	10,078	—	21,729	(31,807)	—
Prepaid expenses and other current assets	551,457	4,685,263	5,768	(5,102,746)	139,742
Total current assets	563,379	6,797,096	49,152	(5,134,553)	2,275,074
Net property and equipment	113,661	1,681,072	227	—	1,794,960
Goodwill	4,338,589	—	—	—	4,338,589
Other intangible assets, net	1,199,200	36,754	—	—	1,235,954
Deferred income taxes	—	—	49,531	(49,531)	—
Other assets, net	6,575,574	13,260	323,736	(6,868,627)	43,943
Total assets	$12,790,403	$8,528,182	$422,646	$(12,052,711)	$9,688,520
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ —	$ 590	$ —	$ —	$ 590
Accounts payable	4,654,237	1,451,277	52,362	(5,093,789)	1,064,087
Accrued expenses and other	79,010	264,575	62,447	(8,957)	397,075
Income taxes payable	12,972	5,013	26,443	—	44,428
Deferred income taxes	—	35,529	—	(31,807)	3,722
Total current liabilities	4,746,219	1,756,984	141,252	(5,134,553)	1,509,902
Long-term obligations	2,879,475	3,340,075	—	(3,601,659)	2,617,891
Deferred income taxes	435,791	270,736	—	(49,531)	656,996
Other liabilities	54,336	33,156	141,657	—	229,149
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	295,828	23,855	100	(23,955)	295,828
Additional paid-in capital	2,967,027	431,253	19,900	(451,153)	2,967,027
Retained earnings	1,416,918	2,672,123	119,737	(2,791,860)	1,416,918
Accumulated other comprehensive loss	(5,191)	—	—	—	(5,191)
Total shareholders' equity	4,674,582	3,127,231	139,737	(3,266,968)	4,674,582
Total liabilities and shareholders' equity	$12,790,403	$8,528,182	$422,646	$(12,052,711)	$9,688,520

16. Guarantor subsidiaries (Continued)

	For the year ended February 1, 2013				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 347,089	$16,022,128	$ 98,900	$ (445,989)	$16,022,128
Cost of goods sold	—	10,936,727	—	—	10,936,727
Gross profit	347,089	5,085,401	98,900	(445,989)	5,085,401
Selling, general and administrative expenses	315,536	3,478,458	82,120	(445,989)	3,430,125
Operating profit	31,553	1,606,943	16,780	—	1,655,276
Interest income	(41,379)	(42,668)	(18,703)	102,750	—
Interest expense	190,171	40,469	36	(102,750)	127,926
Other (income) expense	29,956	—	—	—	29,956
Income (loss) before income taxes	(147,195)	1,609,142	35,447	—	1,497,394
Income tax expense (benefit)	(70,306)	603,698	11,340	—	544,732
Equity in subsidiaries' earnings, net of taxes	1,029,551	—	—	(1,029,551)	—
Net income	$ 952,662	$ 1,005,444	$ 24,107	$(1,029,551)	$ 952,662
Comprehensive income	$ 954,915	$ 1,005,444	$ 24,107	$(1,029,551)	$ 954,915

	For the year ended February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 338,903	$14,807,188	$ 84,940	$(423,843)	$14,807,188
Cost of goods sold	—	10,109,278	—	—	10,109,278
Gross profit	338,903	4,697,910	84,940	(423,843)	4,697,910
Selling, general and administrative expenses	308,094	3,242,276	80,579	(423,843)	3,207,106
Operating profit	30,809	1,455,634	4,361	—	1,490,804
Interest income	(39,526)	(21,954)	(20,924)	82,404	—
Interest expense	246,905	40,362	37	(82,404)	204,900
Other (income) expense	60,615	—	—	—	60,615
Income (loss) before income taxes	(237,185)	1,437,226	25,248	—	1,225,289
Income tax expense (benefit)	(84,819)	536,194	7,229	—	458,604
Equity in subsidiaries' earnings, net of taxes	919,051	—	—	(919,051)	—
Net income	$ 766,685	$ 901,032	$ 18,019	$(919,051)	$ 766,685
Comprehensive income	$ 781,790	$ 901,032	$ 18,019	$(919,051)	$ 781,790

16. Guarantor subsidiaries (Continued)

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 311,280	$13,035,000	$ 84,878	$(396,158)	$13,035,000
Cost of goods sold	—	8,858,444	—	—	8,858,444
Gross profit	311,280	4,176,556	84,878	(396,158)	4,176,556
Selling, general and administrative expenses	283,069	2,948,346	67,234	(396,158)	2,902,491
Operating profit	28,211	1,228,210	17,644	—	1,274,065
Interest income	(44,677)	(7,025)	(19,986)	71,688	—
Interest expense	300,934	44,723	23	(71,688)	273,992
Other (income) expense	15,101	—	—	—	15,101
Income (loss) before income taxes	(243,147)	1,190,512	37,607	—	984,972
Income tax expense (benefit)	(102,448)	447,881	11,682	—	357,115
Equity in subsidiaries' earnings, net of taxes	768,556	—	—	(768,556)	—
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857
Comprehensive income	$ 641,728	$ 742,631	$ 25,925	$(768,556)	$ 641,728

16. Guarantor subsidiaries (Continued)

	For the year ended February 1, 2013				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 952,662	$1,005,444	$ 24,107	$(1,029,551)	$ 952,662
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	31,385	271,367	159	—	302,911
Deferred income taxes	(13,256)	12,504	(1,853)	—	(2,605)
Tax benefit of stock options	(87,752)	—	—	—	(87,752)
Loss on debt retirement, net	30,620	—	—	—	30,620
Noncash share-based compensation	21,664	—	—	—	21,664
Other noncash gains and losses	(2,354)	9,128	—	—	6,774
Equity in subsidiaries' earnings, net	(1,029,551)	—	—	1,029,551	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(391,409)	—	—	(391,409)
Prepaid expenses and other current assets	22,814	(18,110)	849	—	5,553
Accounts payable	46,388	148,871	(1,224)	—	194,035
Accrued expenses and other liabilities	(39,728)	(2,424)	5,411	—	(36,741)
Income taxes	126,477	398	11,836	—	138,711
Other	(501)	(2,460)	(110)	—	(3,071)
Net cash provided by (used in) operating activities	58,868	1,033,309	39,175	—	1,131,352
Cash flows from investing activities:					
Purchases of property and equipment	(29,094)	(542,471)	(31)	—	(571,596)
Proceeds from sales of property and equipment	167	1,593	—	—	1,760
Net cash provided by (used in) investing activities	(28,927)	(540,878)	(31)	—	(569,836)
Cash flows from financing activities:					
Issuance of long-term obligations	500,000	—	—	—	500,000
Repayments of long-term obligations	(477,665)	(590)	—	—	(478,255)
Borrowings under revolving credit facility	2,286,700	—	—	—	2,286,700
Repayments of borrowings under revolving credit facility	(2,184,900)	—	—	—	(2,184,900)
Debt issuance costs	(15,278)	—	—	—	(15,278)
Repurchase of common stock	(671,459)	—	—	—	(671,459)
Other equity transactions, net of employee taxes paid	(71,393)	—	—	—	(71,393)
Tax benefit of stock options	87,752	—	—	—	87,752
Changes in intercompany note balances, net	516,217	(477,282)	(38,935)	—	—
Net cash provided by (used in) financing activities	(30,026)	(477,872)	(38,935)	—	(546,833)
Net increase (decrease) in cash and cash equivalents	(85)	14,559	209	—	14,683
Cash and cash equivalents, beginning of year	1,844	102,627	21,655	—	126,126
Cash and cash equivalents, end of year	$ 1,759	$ 117,186	$ 21,864	$ —	$ 140,809

10-K

16. Guarantor subsidiaries (Continued)

	For the year ended February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 766,685	$ 901,032	$ 18,019	$(919,051)	$ 766,685
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	31,793	243,485	130	—	275,408
Deferred income taxes	1,649	25,328	(16,745)	—	10,232
Tax benefit of stock options	(33,102)	—	—	—	(33,102)
Loss on debt retirement, net	60,303	—	—	—	60,303
Noncash share-based compensation	15,250	—	—	—	15,250
Other noncash gains and losses	653	53,537	—	—	54,190
Equity in subsidiaries' earnings, net	(919,051)	—	—	919,051	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(291,492)	—	—	(291,492)
Prepaid expenses and other current assets	(19,361)	(12,671)	(2,522)	—	(34,554)
Accounts payable	(17,678)	120,607	1,513	—	104,442
Accrued expenses and other liabilities	20,799	45,015	5,949	—	71,763
Income taxes	47,681	(8,233)	12,102	—	51,550
Other	(3)	(121)	(71)	—	(195)
Net cash provided by (used in) operating activities	(44,382)	1,076,487	18,375	—	1,050,480
Cash flows from investing activities:					
Purchases of property and equipment	(30,403)	(484,388)	(70)	—	(514,861)
Proceeds from sales of property and equipment	33	993	—	—	1,026
Net cash provided by (used in) investing activities	(30,370)	(483,395)	(70)	—	(513,835)
Cash flows from financing activities:					
Repayments of long-term obligations	(910,677)	(1,274)	—	—	(911,951)
Borrowings under revolving credit facility	1,157,800	—	—	—	1,157,800
Repayments of borrowings under revolving credit facility	(973,100)	—	—	—	(973,100)
Repurchase of common stock	(186,597)	—	—	—	(186,597)
Other equity transactions, net of employee taxes paid	(27,219)	—	—	—	(27,219)
Tax benefit of stock options	33,102	—	—	—	33,102
Changes in intercompany note balances, net	871,742	(853,595)	(18,147)	—	—
Net cash provided by (used in) financing activities	(34,949)	(854,869)	(18,147)	—	(907,965)
Net increase (decrease) in cash and cash equivalents	(109,701)	(261,777)	158	—	(371,320)
Cash and cash equivalents, beginning of year	111,545	364,404	21,497	—	497,446
Cash and cash equivalents, end of year	$ 1,844	$ 102,627	$ 21,655	$ —	$ 126,126

16. Guarantor subsidiaries (Continued)

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	33,015	221,851	61	—	254,927
Deferred income taxes	17,817	47,719	(14,551)	—	50,985
Tax benefit of stock options	(13,905)	—	—	—	(13,905)
Loss on debt retirement, net	14,576	—	—	—	14,576
Noncash share-based compensation	15,956	—	—	—	15,956
Other noncash gains and losses	1,395	12,154	—	—	13,549
Equity in subsidiaries' earnings, net	(768,556)	—	—	768,556	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(251,809)	—	—	(251,809)
Prepaid expenses and other current assets	(1,646)	(3,642)	(4,869)	—	(10,157)
Accounts payable	(5,446)	124,120	4,750	—	123,424
Accrued expenses and other liabilities	(28,442)	(12,410)	(1,576)	—	(42,428)
Income taxes	18,136	14,891	9,876	—	42,903
Other	816	(2,008)	(2)	—	(1,194)
Net cash provided by (used in) operating activities	(88,427)	893,497	19,614	—	824,684
Cash flows from investing activities:					
Purchases of property and equipment	(22,830)	(397,322)	(243)	—	(420,395)
Proceeds from sales of property and equipment	—	1,448	—	—	1,448
Net cash provided by (used in) investing activities	(22,830)	(395,874)	(243)	—	(418,947)
Cash flows from financing activities:					
Repayments of long-term obligations	(129,217)	(1,963)	—	—	(131,180)
Other equity transactions, net of employee taxes paid	(13,092)	—	—	—	(13,092)
Tax benefit of stock options	13,905	—	—	—	13,905
Changes in intercompany note balances, net	253,586	(234,257)	(19,329)	—	—
Net cash provided by (used in) financing activities	125,182	(236,220)	(19,329)	—	(130,367)
Net increase (decrease) in cash and cash equivalents	13,925	261,403	42	—	275,370
Cash and cash equivalents, beginning of year	97,620	103,001	21,455	—	222,076
Cash and cash equivalents, end of year	$ 111,545	$ 364,404	$ 21,497	$ —	$ 497,446

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of February 1, 2013.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on management's assessment of our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of February 1, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dollar General Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.


10-K

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dollar General Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 1, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 1, 2013 and February 3, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 2013 of Dollar General Corporation and subsidiaries and our report dated March 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 25, 2013

(d) Changes in Internal Control Over Financial Reporting. There have been no changes during the quarter ended February 1, 2013 in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "Who are the nominees this year," "What are the backgrounds of this year's nominees," "Are there any familial relationships between any of the nominees," "How are directors identified and nominated," and "What particular experience, qualifications, attributes or skills led the Board of Directors to conclude that each nominee should serve as a director of Dollar General," all under the heading "Proposal 1: Election of Directors" in our definitive Proxy Statement to be filed for our Annual Meeting of Shareholders to be held on May 29, 2013 (the "2013 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Executive Officers of the Registrant," which information under such caption is incorporated herein by reference.

(b) Compliance with Section 16(a) of the Exchange Act. Information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement, which information under such caption is incorporated herein by reference.

(c) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and Board members. This Code is posted on our Internet website at www.dollargeneral.com. If we choose to no longer post such Code, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at www.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(d) Procedures for Shareholders to Nominate Directors. There have been no material changes to the procedures by which security holders may recommend nominees to the registrant's Board of Directors.

(e) Audit Committee Information. Information required by this Item 10 regarding our audit committee and our audit committee financial experts is contained under the captions "Corporate Governance—Does the Board have standing Audit, Compensation and Nominating Committees" and "—Does Dollar General have an audit committee financial expert serving on its Audit Committee" in the 2013 Proxy Statement, which information under such captions is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, and compensation committee interlocks and insider participation is contained under the captions "Director Compensation" and "Executive Compensation" in the 2013 Proxy Statement, which information under such captions is incorporated herein by reference.

10-K

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Equity Compensation Plan Information. The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of February 1, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	4,278,854	$22.99	20,140,249
Equity compensation plans not approved by security holders	—	—	—
Total(1)	4,278,854	$22.99	20,140,249

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of share units under the Amended and Restated 2007 Stock Incentive Plan. Share units are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, those units have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares reserved for issuance pursuant to the Amended and Restated 2007 Stock Incentive Plan, whether in the form of stock, restricted stock, share units, or other share-based awards or upon the exercise of an option or right.

(b) Other Information. The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the caption "Security Ownership" in the 2013 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2013 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2013 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2013 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and, therefore, have been omitted.

(c) Exhibits: See Exhibit Index immediately following the signature pages hereto, which Exhibit Index is incorporated by reference as if fully set forth herein.

10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: March 25, 2013

By: /s/ RICHARD W. DREILING

Richard W. Dreiling,
Chairman and Chief Executive Officer

We, the undersigned directors and officers of the registrant, hereby severally constitute Richard W. Dreiling and David M. Tehle, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD W. DREILING RICHARD W. DREILING	Chairman & Chief Executive Officer (Principal Executive Officer)	March 25, 2013
/s/ DAVID M. TEHLE DAVID M. TEHLE	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2013
/s/ RAJ AGRAWAL RAJ AGRAWAL	Director	March 25, 2013
/s/ WARREN F. BRYANT WARREN F. BRYANT	Director	March 25, 2013
/s/ MICHAEL M. CALBERT MICHAEL M. CALBERT	Director	March 25, 2013
/s/ SANDRA B. COCHRAN SANDRA B. COCHRAN	Director	March 25, 2013

Name	Title	Date
/s/ PATRICIA FILI-KRUSHEL PATRICIA FILI-KRUSHEL	Director	March 25, 2013
/s/ ADRIAN JONES ADRIAN JONES	Director	March 25, 2013
/s/ WILLIAM C. RHODES, III WILLIAM C. RHODES, III	Director	March 25, 2013
/s/ DAVID B. RICKARD DAVID B. RICKARD	Director	March 25, 2013

10-K

EXHIBIT INDEX

3.1 Amended and Restated Charter of Dollar General Corporation (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

3.2 Amended and Restated Bylaws of Dollar General Corporation (incorporated by reference to Exhibit 3.2 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.1 Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

4.2 Shareholders' Agreement of Dollar General Corporation, dated as of November 9, 2009 (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.3 Registration Rights Agreement, dated July 6, 2007, among Buck Holdings, L.P., Buck Holdings, LLC, Dollar General Corporation and Shareholders named therein (incorporated by reference to Exhibit 4.18 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.4 Form of 4.125% Senior Notes due 2017 (included in Exhibit 4.5)

4.5 Indenture, dated as of July 12, 2012, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Form 8-K dated July 12, 2012, filed with the SEC on July 17, 2012 (file no. 001-11421))

4.6 First Supplemental Indenture, dated as of July 12, 2012, among Dollar General Corporation, the subsidiary guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Form 8-K dated July 12, 2012, filed with the SEC on July 17, 2012 (file no. 001-11421)

4.7 Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Borrower, Citicorp North America, Inc., as Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.8 Amended and Restated Credit Agreement, dated as of March 30, 2012, among Dollar General Corporation, as Borrower, CitiCorp North American, N.A. as Administrative Agent, and the other financial institutions from time to time party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated March 27, 2012 and filed with the SEC on April 2, 2012 (file no. 001-11421))

4.9 First Amendment to Credit Agreement, dated as of March 30, 2012, among Dollar General Corporation, as Borrower, CitiCorp North America, Inc., as Administrative Agent and Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Bookrunner, Goldman Sachs Lending Partner LLC and KKR Capital Markets LLC, each as Joint Lead Arrangers and Bookrunners for the Transactions, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 2012, filed with the SEC on December 11, 2012 (file no. 001-11421))

4.10 Second Amendment to Credit Agreement, dated as of October 9, 2012, among Dollar General Corporation, as Borrower, CitiCorp North America, Inc., as Administrative Agent, and the other financial institutions from time to time party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Form 8-K dated October 9, 2012, filed with the SEC on October 12, 2012 (file no. 001-11421))

4.11 Guarantee to the Credit Agreement, dated as of July 6, 2007, among certain domestic subsidiaries of Dollar General Corporation, as Guarantors and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.12 Supplement No.1, dated as of September 11, 2007, to the Guarantee to the Credit Agreement, between DC Financial, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.23 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.13 Supplement No. 2, dated as of December 31, 2007, to the Guarantee to the Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.14 Supplement No. 3, dated as of March 23, 2009, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.30 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.15 Supplement No. 4, dated as of March 25, 2010, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.33 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.16 Supplement No. 5 to the Guarantee to the Credit Agreement, dated as of August 30, 2010, by and between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.57 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.17 Security Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Grantors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.4 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.18 Supplement No.1, dated as of September 11, 2007, to the Security Agreement, between DC Financial, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.25 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.19 Supplement No. 2, dated as of December 31, 2007, to the Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.35 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.20 Supplement No. 3, dated as of March 23, 2009, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.21 Supplement No. 4, dated as of March 25, 2010, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.22 Supplement No. 5 to the Security Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.58 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.23 Pledge Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Pledgors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.24 Supplement No.1, dated as of September 11, 2007, to the Pledge Agreement, between DC Financial, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.27 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.25 Supplement No. 2, dated as of December 31, 2007, to the Pledge Agreement, between Retail Risk Solutions, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.36 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.26 Supplement No. 3, dated as of March 23, 2009, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.27 Supplement No. 4, dated as of March 25, 2010, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.43 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.28 Supplement No. 5 to the Pledge Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.59 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.29 ABL Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, The CIT Group/Business Credit Inc., as ABL Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.6 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.30 Appointment of Successor Agent and Amendment No. 1 to the ABL Credit Agreement entered into as of July 31, 2009, by and among The CIT Group/Business Credit, Inc., Wells Fargo Retail Finance, LLC, Dollar General Corporation and the Subsidiary Borrowers and the Lenders signatory thereto (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated July 31, 2009, filed with the SEC on August 4, 2009 (file no. 001-11421))

4.31 Amended and Restated ABL Credit Agreement, dated as of March 15, 2012, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, Wells Fargo Bank, N.A. as ABL Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated March 15, 2012, filed with the SEC on March 19, 2012 (file no. 001-11421))

4.32 Amendment No. 1 to Amended and Restated Credit Agreement, dated as of October 9, 2012, among Dollar General Corporation and certain subsidiaries, as Borrowers, Wells Fargo Bank, National Association, as Administrative Agent, and the other financial institutions from time to time party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Form 8-K dated September 25, 2012, filed with the SEC on September 27, 2012 (file no. 001-11421))

4.33 Guarantee, dated as of September 11, 2007, to the ABL Credit Agreement, between DC Financial, LLC and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.34 Supplement No. 1, dated as of December 31, 2007, to the Guarantee to the ABL Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.37 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.35 Supplement No. 2, dated as of March 23, 2009, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.36 Supplement No. 3, dated as of March 30, 2010, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.49 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.37 Supplement No. 4 to the Guarantee to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.60 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.38 ABL Security Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, collectively the Grantors, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

10-K

4.39 Supplement No. 1, dated as of September 11, 2007, to the ABL Security Agreement, between DC Financial, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.31 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.40 Supplement No. 2, dated as of December 31, 2007, to the ABL Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.41 Supplement No. 3, dated as of March 23, 2009, to the ABL Security Agreement, between the New Grantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.46 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.42 Supplement No. 4, dated as of March 30, 2010, to the ABL Security Agreement, between the New Grantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.54 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.43 Supplement No. 5 to the Security Agreement to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.61 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

10.1 Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its affiliates (effective June 1, 2012) (incorporated by reference to Appendix A to Dollar General Corporation's Definitive Proxy Statement filed with the SEC on April 5, 2012 (file no. 001-11421))*

10.2 Form of Stock Option Agreement between Dollar General Corporation and certain officers of Dollar General Corporation granting stock options pursuant to the 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.3 Form of Stock Option Agreement, adopted on May 24, 2011, for Stock Option Grants to Certain Newly Hired and Promoted Employees under the Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))*

10.4 Form of Stock Option Award Agreement in connection with grants made to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (approved March 20, 2012) (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Current Report on Form 8-K dated March 20, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))*

10.5 Form of Performance Share Unit Award Agreement in connection with grants made to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (approved March 20, 2012) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Current Report on Form 8-K dated March 20, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))*

10.6 Form of Restricted Stock Unit Award Agreement in connection with grants made to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (approved March 20, 2012) (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Current Report on Form 8-K dated March 20, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))*

10.7 Restricted Stock Award Agreement, dated March 20, 2012, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Current Report on Form 8-K dated March 20, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))*

10.8 Waiver of Certain Limitations Pertaining to Options Previously Granted under the Amended and Restated 2007 Stock Incentive Plan, effective August 26, 2010 (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, filed with the SEC on August 31, 2010 (file no. 001-11421))*

10.9 Waiver of Transfer Restrictions dated February 1, 2013 (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated February 1, 2013, filed with the SEC on February 5, 2013 (file no. 001-11421))*

10.10 Form of Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and certain officers of Dollar General Corporation (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.11 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (July 2007 grant group) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.12 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (post-July 2007 grant group) (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.13 Second Amendment to Management Stockholder's Agreements, effective June 3, 2010 (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, filed with the SEC on June 8, 2010 (file no. 001-11421))*

10.14 Form of Director Restricted Stock Unit Award Agreement in connection with restricted stock unit grants made to outside directors prior to May 24, 2011 pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.15 Form of Restricted Stock Unit Award Agreement, adopted on May 24, 2011, for Grants to Non-Employee Directors under the Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))

10.16 Form of Director Stock Option Agreement in connection with option grants made to outside directors pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.17 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.18 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.19 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.20 Amended and Restated Dollar General Corporation Annual Incentive Plan (effective June 1, 2012) (incorporated by reference to Appendix B to the Dollar General Corporation's Definitive Proxy Statement filed with the SEC on April 5, 2012 (file no. 001-11421))*

10.21 Dollar General Corporation 2012 Teamshare Bonus Program for Named Executive Officers (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2012, filed with the SEC on June 4, 2011 (file no. 001-11421))*

10.22 Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2007, filed with the SEC on March 29, 2007) (file no. 001-11421))*

10.23 Dollar General Corporation Domestic Relocation Policy for Officers (incorporated by reference to Exhibit 10.21 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.24 Summary of Non-Employee Director Compensation effective February 4, 2012 (incorporated by reference to Exhibit 10.23 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2012, filed with the SEC on March 22, 2012 (file no. 001-11421))

10.25 Amended and Restated Employment Agreement effective April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.26 Limited Waiver of Certain Tax and Tax Gross-Up Rights effective January 1, 2013 by Richard Dreiling*

10.27 Stock Option Agreement, dated as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.28 Stock Option Agreement dated April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.29 Restricted Stock Award Agreement, effective as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.30 Management Stockholder's Agreement, dated as of January 21, 2008, among Dollar General Corporation, Buck Holdings, L.P. and Richard Dreiling (incorporated by reference to Exhibit 10.30 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.31 Employment Agreement effective April 1, 2012, by and between Dollar General Corporation and David M. Tehle (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated April 16, 2012, filed with the SEC on April 19, 2012 (file no. 001-11421))*

10.32 Employment Agreement, effective December 1, 2011, by and between Dollar General Corporation and Todd J. Vasos (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2011, filed with the SEC on December 5, 2011 (file no. 001-11421))*

10.33 Stock Option Agreement, dated December 19, 2008, between Dollar General Corporation and Todd Vasos (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.34 Management Stockholder's Agreement, dated December 19, 2008, among Dollar General Corporation, Buck Holdings, L.P., and Todd Vasos (incorporated by reference to Exhibit 10.37 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.35 Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.33 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.36 Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.34 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.37 Stock Option Agreement, dated as of May 28, 2009, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.35 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.38 Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.39	Subscription Agreement entered into as of March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.37 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.40	Management Stockholder's Agreement, dated as of August 28, 2008, by and between Dollar General Corporation, Buck Holdings, L.P., and John Flanigan (incorporated by reference to Exhibit 10.38 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.41	Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.39 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.42	Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.40 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.43	Stock Option Agreement, dated as of December 19, 2008, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.41 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.44	Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.45	Subscription Agreement entered into as of December 19, 2008 by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.43 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.46	Management Stockholder's Agreement entered into as of August 28, 2008 among Dollar General Corporation, Buck Holdings, L.P., and Robert Ravener (incorporated by reference to Exhibit 10.44 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*
10.47	Employment Agreement, effective April 1, 2012, by and between Dollar General Corporation and Susan S. Lanigan (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated April 16, 2012, filed with the SEC on April 19, 2012 (file no. 001-11421))*
10.48	Retirement Agreement, dated as of July 20, 2011, by and between Kathleen Guion and Dollar General Corporation (incorporated by reference to Exhibit 99 to Dollar General Corporation's Form 8-K dated July 20, 2011 (file no. 001-11421))*
10.49	Employment Agreement effective March 19, 2012, by and between Dollar General Corporation and Greg Sparks (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2012, filed with the SEC on June 4, 2012 (file no. 001-11421))*

10.50	Share Repurchase Agreement dated as of December 4, 2011 by and among Buck Holdings, L.P. and Dollar General Corporation (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2011, filed with the SEC on December 5, 2011 (file no. 001-11421))
10.51	Share Repurchase Agreement, dated as of March 25, 2012, by and among Buck Holdings L.P. and Dollar General Corporation (incorporated by reference to Exhibit 1.1 to Dollar General Corporation's Current Report on Form 8-K dated March 25, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))
10.52	Share Repurchase Agreement, dated as of September 25, 2012, by and between Buck Holdings L.P. and Dollar General Corporation (incorporated by reference to Exhibit 1.1 to Dollar General Corporation's Current Report on Form 8-K dated September 25, 2012, filed with the SEC on September 27, 2012 (file no. 001-11421))
10.53	Indemnification Agreement, dated July 6, 2007, among Buck Holdings, L.P., Dollar General Corporation, Kohlberg Kravis Roberts & Co L.P., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.26 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
10.54	Indemnification Priority and Information Sharing Agreement, dated as of June 30, 2009, among Kohlberg Kravis Roberts & Co. L.P., the funds named therein and Dollar General Corporation (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))
12	Calculation of Fixed Charge Ratio
21	List of Subsidiaries of Dollar General Corporation
23	Consent of Independent Registered Public Accounting Firm
24	Powers of Attorney (included as part of the signature pages hereto)
31	Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)
32	Certifications of CEO and CFO under 18 U.S.C. 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document


10-K

* Management Contract or Compensatory Plan

Dollar General Directors & Officers

Directors

Richard W. Dreiling†
Chairman and Chief Executive Officer
Dollar General Corporation

Raj K. Agrawal†
Member
Kohlberg Kravis Roberts & Co.

Warren F. Bryant (1)(2)*†
Retired Chairman, President and Chief Executive Officer
Longs Drug Stores Corporation

Michael M. Calbert†
Member
Kohlberg Kravis Roberts & Co.

Sandra B. Cochran (1)(3)†
President and Chief Executive Officer
Cracker Barrel Old Country Store

Patricia D. Fili-Krushel (2)(3)†
Chairman
NBCUniversal News Group

Adrian Jones†
Managing Director
Goldman, Sachs & Co.

William C. Rhodes, III (2)(3)*†
Chairman, President and Chief Executive Officer
AutoZone, Inc.

David B. Rickard (1)*†
Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer
CVS Caremark Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating & Governance Committee
(*) Committee Chairman

Officers

Executive Vice Presidents

John W. Flanigan†
Global Supply Chain

Susan S. Lanigan†
General Counsel

Robert D. Ravener†
Chief People Officer

Gregory A. Sparks†
Store Operations

David M. Tehle†
Chief Financial Officer

Todd J. Vasos†
Division President, Chief Merchandising Officer

Senior Vice Presidents

Gayle C. Aertker
Real Estate & Store Development

Ryan G. Boone
Chief Information Officer

Anita C. Elliott†
Controller

John W. Feray
Finance & Strategy

Lawrence J. Gatta
General Merchandise Manager, Apparel, Home & Seasonal

James E. Kopp, Jr.
Global Strategic Sourcing

Jeffery C. Owen
Store Operations

Karen T. Sensabaugh
Store Operations

James P. Smits
General Merchandise Manager, Consumables

Michael J. Wilkins
General Merchandise Manager, Consumables

† Indicates person subject to the provisions of Section 16 of the Securities and Exchange Act of 1934.

Over 10,500 Stores Coast to Coast



Vermont 17
New Hampshire 6
Massachusetts 3
New York 267
Connecticut 4
New Jersey 66
Delaware 34
Maryland 83
Pennsylvania 455
Minnesota 22
Wisconsin 107
Michigan 311
South Dakota 11
Iowa 178
Ohio 544
West Virginia 173
Virginia 291
Nebraska 80
Illinois 384
Indiana 388
Kentucky 397
Nevada 15
Utah 8
Colorado 32
Kansas 186
Missouri 381
North Carolina 584
California 45
Tennessee 551
South Carolina 413
Oklahoma 331
Arkansas 306
Georgia 601
Arizona 74
New Mexico 64
Alabama 570
Mississippi 354
Texas 1151
Louisianna 429
Florida 590
Stores*
Distribution Centers
As of February 1, 2013

Corporate Information

Annual Meeting

Dollar General Corporation's annual meeting of shareholders is scheduled for 9:00 a.m. CT on Wednesday, May 29, 2013, at:

Goodlettsville City Hall Auditorium
105 South Main Street
Goodlettsville, Tennessee 37072

Shareholders of record as of March 21, 2013 are entitled to vote at the meeting.

Form 10-K; SEC Certifications

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended February 1, 2013, which includes as exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is available on our website at www.dollargeneral.com in the Investor Information section or on the SEC's website. A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to that Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

Dollar General Corporation
Investor Relations
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000

Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
www.wellsfargo.com/shareownerservices

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address or website noted above or by calling (800) 468-9716.

Direct Stock Purchase Plan

Wells Fargo Shareowner Services sponsors and administers a direct purchase plan for the shares of Dollar General Corporation. Information on the plan, a copy of the prospectus and enrollment forms are located at www.shareowneronline.com, or you may contact our transfer agent by calling (866) 927-3314 or at our transfer agent's mailing address above.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG." The number of shareholders of record as of March 21, 2013 was 1,516.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Nashville, Tennessee

DOLLAR GENERAL®

Save time. Save money. **Every day!**®

Store Support Center
100 Mission Ridge
Goodlettsville, Tennessee 37072

Telephone: (615) 855-4000
Website: www.dollargeneral.com